PROSPECTUS

Filed Pursuant to 424(b)(1)
Registration Statement No. 333-108567

1,600,000

COAST FINANCIAL HOLDINGS, INC.

Common Shares

         Coast Financial Holdings, Inc. is offering for sale 1,600,000 of its common shares. We are the parent company of Coast Bank of Florida, a state-chartered commercial bank that opened for business in April 2000. We were formed in November 2002 and became the bank holding company for Coast Bank in April 2003. As of June 30, 2003, we had total consolidated assets of $209.2 million, net loans of approximately $144.0 million, and deposits of approximately $163.4 million. For the six months ended June 30, 2003, we reported a net loss applicable to common shareholders of approximately $55,000.

      Prior to this offering, there has been no public market for our common shares. The common shares have been approved for quotation on the Nasdaq SmallCap Market under the symbol “CFHI.”

      Investing in the common shares involves certain risks. You should carefully consider the “Risk Factors” beginning on page 13 of this prospectus before investing in the common shares.

      The securities offered by this prospectus are not deposits, savings accounts, or obligations of any bank and are not insured by the bank insurance fund of the federal deposit insurance corporation or any other governmental agency or instrumentality.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this Prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$12.00	$19,200,000
Underwriting commissions to be paid by us	$0.84	$1,344,000
Proceeds to Coast Financial Holdings, before expenses	$11.16	$17,856,000

      This is a firm commitment underwriting. We will pay underwriting commissions for the sale of the common shares to the public. The underwriter has been granted a 30-day option to purchase up to an additional 240,000 common shares at the public offering price, less the underwriting commissions, to cover over-allotments, if any.

      The underwriter expects to deliver the common shares to purchasers on or about November 10, 2003.

STERNE, AGEE & LEACH, INC.

The date of this Prospectus is November 5, 2003.

PROSPECTUS SUMMARY
RISK FACTORS
A NOTE ABOUT FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
MARKET FOR COMMON SHARES
DIVIDEND POLICY
CAPITALIZATION
DILUTION
BUSINESS
MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS
DESCRIPTION OF CAPITAL STOCK
SUPERVISION AND REGULATION
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE CAN YOU FIND MORE INFORMATION
INDEPENDENT AUDITORS’ REPORT

Cortez Main Office

2412 Cortez Road West
Bradenton, Florida 34207

Manatee Avenue Branch

7051 Manatee Avenue West
Bradenton, Florida 34209

Longboat Key Branch

5390 Gulf of Mexico Drive
Longboat Key, Florida 34228

Mt. Vernon Branch (proposed)

9819 Cortez Road West
Bradenton, Florida 34210

Haben Blvd. Branch (proposed)

995 North Haben Blvd.
Palmetto, Florida 34221

Anna Maria ATM

101 South Bay Blvd.
Anna Maria, Florida 34216

Waterlefe ATM

1018 Fish Hook Cove
Bradenton, Florida 34212

Operations Center

6205 Cortez Road West
Bradenton, Florida 34210

State Road 70 Branch (proposed)

5215 30th Street East
Bradenton, Florida 34208

ii

iii

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that is important to you. You should carefully read this prospectus in its entirety and the financial statements and related information appearing elsewhere in this prospectus before you decide to invest in our common shares.

COAST FINANCIAL HOLDINGS, INC.

General

      Coast Financial Holdings, a Florida corporation, is a registered bank holding company formed for the purpose of acquiring and owning all the common stock of Coast Bank of Florida, a Florida state-chartered bank that opened for business in April 2000. We became the bank holding company for Coast Bank in April 2003. As of June 30, 2003, we had total consolidated assets of approximately $209.2 million, net loans of approximately $144.0 million, loans held for sale of approximately $17.3 million, deposits of approximately $163.4 million, and repurchase agreements of approximately $19.7 million.

      Through our ownership of Coast Bank, we provide a broad array of personal, consumer, and commercial banking services to individuals and businesses located in and around Manatee and Sarasota Counties, Florida. As of June 30, 2003, personal and consumer services comprised approximately 85% of our total business, and commercial banking services comprised the remaining 15%. Coast Bank accepts deposits from the general public and uses those deposits, together with borrowings and other funds, to originate a variety of residential real estate loans, commercial real estate and business loans, and consumer loans, and to purchase investments. In addition, Coast Bank’s mortgage banking department originates, closes, and services fixed and adjustable rate construction-to-permanent residential real estate mortgage loans, which are generally to be sold in the secondary mortgage market. Coast Bank has established a subsidiary, Coast Financial Partners, Inc., to provide asset and investment management services, insurance products, and retirement planning for our customers. See “Business — Activities of Bank Subsidiary” on page 41 for further information regarding Coast Financial Partners, Inc.

Highlights

      Since opening in April 2000, Coast Bank has accomplished the following:

•	Assembled a management team consisting of bankers from our local markets who we believe have a higher level of specialized expertise than is typically found at community banking institutions.

•	Opened four full service banking office locations and acquired two additional sites for new branch locations. Coast Bank is seeking approval for another branch that would be opened in late 2003. The other site will require construction of a branch office facility and we anticipate seeking approval to open that branch in mid-2004. Both of these additional branch location sites are located in Manatee County.

•	Established and maintain ATM machines with attached deposit drops on Anna Maria Island, Florida and at Waterlefe, a residential community in Bradenton, Florida.

•	Established a Mortgage Banking Division to provide both wholesale and retail mortgage banking services.

•	Established courier and armored car services to pick-up deposits from our business customers throughout our market area.

•	Entered into arrangements with Raymond James Financial Services, Inc. to provide asset and investment management services, brokerage services, and insurance products to Coast Bank’s customers through Coast Financial Partners.

•	Purchased and put into operation our own in-house data processing system.

•	Augmented our capital base through a best-efforts offering of 7% Series A Non-Cumulative Convertible Perpetual Preferred Shares in early 2001 and a warrant call and standby investor placement offering in mid- 2002.

•	Increased local market share while implementing a credit culture which, as of June 30, 2003, reflected nonperforming loans of $397,000, or 0.19% of total assets. As of such date, our allowance for loan losses was $1,587,000 or 1.10% of total loans and 399.75% of nonperforming loans.

      Coast Bank’s deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to the extent permitted by law. Coast Bank is a member of the Federal Home Loan Bank of Atlanta (“FHLB”) and is an approved lender and seller servicer for the Federal National Mortgage Association (“FNMA”) and for the Federal Home Loan Mortgage Corporation (“FHLMC”). Coast Financial Holdings is subject to the regulation and supervision of, and inspection by, the Federal Reserve Board (“FRB”).

Market Area

      We consider our primary market area to be Manatee and Sarasota Counties, both of which have experienced substantial growth in population and employment opportunities; and, to a lesser extent, adjoining counties. We expect our presence in our primary market area to increase in the future as Coast Bank continues to expand its branch office and ATM locations.

      According to the Manatee County Economic Development Council, the greater Bradenton area is one of the fastest growing regions in the nation. Bradenton is the county’s largest city and its center of commerce, government, health, social services and cultural life. Bradenton’s population grew approximately 18.4% between 1990 and 2002 to approximately 51,751 people. Based on a Claritas report, the population is expected to continue its growth with an estimated 10.2% increase between 2002 to 2007, to approximately 57,034 people. For 2002, approximately 66% of the total population was under the age of 55.

      As a result of the area’s rapid expansion, construction of residential housing and related commercial support facilities has been strong, especially along the Interstate 75 corridor that provides access to work locations to the north and south. The major industries in Manatee County include business service, retail trade, finance/ insurance/real estate, contract construction, and manufacturing. We believe that the major economic base in our market area has been stable during the past few years and, as a result of its diversified base, the market is not dependent on any single industry for long-term growth or expansion. The median household income in Bradenton was $40,743 in 2002. The total percentage of households earning more than $50,000 was 38% in 2002. Per capita income increased 70.3% from 1990 to 2002, as high-skilled jobs in the area increased. As a result of its location, Manatee County continues to attract residents and businesses, thereby positioning Coast Bank to take advantage of the expected growth in its primary market area.

Strategy

      Our overall strategy is to establish an independent community bank in Manatee County, Florida and the surrounding areas which is focused on delivering products and services that meet the needs of individuals and small-to-medium sized businesses in these growing market areas. We believe that the ability to provide personalized service in a fast and efficient manner, together with high quality and diverse products, will be one of the primary bases on which we will compete for business.

      Coast Bank currently offers a full range of financial services and products to its customers including: (a) real estate, commercial, and consumer loans, (b) deposit and investment services, (c) debit cards, (d) ATMs, (e) electronic transfer services, (f) credit cards and merchant services, (g) internet banking and internet bill paying services, and (h) other related products. In addition, we have established an armored car courier service to pick up check and cash deposits from local merchants.

      As a part of our focus on customers’ individual banking needs, we seek to provide our customers with flexible banking alternatives. Coast Bank provides telephone and internet banking for our customers’

convenience, and we have an in-house data processing system to service our customer’s accounts. Because we have our own in-house data processing system, we are able to control the timing of our item processing, and we have the flexibility to provide our customers with same-day credit for weekday deposits made up to 6:00 p.m. Our ATMs with the deposit drops located on Anna Maria Island and at Waterlefe, as well as the courier and armored car services, are designed to attract business from, and to make our services and products more easily accessible to, businesses which are not located near any of our banking offices. Further, through Coast Financial Partners, we are able to provide our customers with access to asset and investment management services and insurance products.

      Our business strategy is based on our assessment that we can attract customers who prefer to conduct business with a bank that is managed by experienced local residents who have an active interest in their business and the ability to act promptly on loan requests.

      Our community banking approach provides our customers with:

•	local decision-making.

•	employees who are familiar with customer needs, business environment, and competitive demands.

•	employees who are able to develop and customize personalized financial solutions that meet each customer’s needs.

      We believe that an emphasis on personalized financial planning and advice tailored to individual customer needs, together with the local character of our business and our “community bank” management philosophy, will enhance our ability to compete successfully in our market area. Our goal is to increase our market share and establish ourselves as the leading independent community bank in our market area. As part of this strategy, our business plan contemplates the opening of two new branches per year through the end of our 2006 fiscal year. Further, we focus on:

•	serving the financial and other banking needs of individuals and small to mid-sized businesses in our market area.

•	providing products and services tailored to the specific needs of our customers.

•	developing commercial lending relationships within our market area.

•	maintaining high credit quality.

      We believe that there is increased demand for community banks in Florida primarily because of the number of takeovers during the past few years of several Florida banking institutions by larger out-of-state based regional bank holding companies. In many cases where those consolidations have occurred, local boards of directors have been dissolved and local management has been relocated or terminated. In our view, this situation creates a favorable opportunity for community banks with local boards of directors and local management.

      However, as is the case with most newly formed banking institutions, Coast Bank has incurred substantial start-up and other initial expenses resulting in losses during its initial period of operations. Further, our proposed growth and expansion strategy is likely to result in additional noninterest expenses during 2003 and 2004 that may prevent us from achieving profitability during that period.

Experienced Management Team

      As part of our approach, we have assembled a board of directors comprised primarily of experienced local business people who actively promote Coast Bank in the community. Our directors have diverse business backgrounds and expertise with strong ties to the community. In addition, we have attracted experienced personnel who reside in the local area and are knowledgeable about our targeted market base and can provide our customers with personalized service. One component of our strategy has been to hire experienced employees with a more varied degree of specialized expertise than we believe is typically found at most newly formed community banks. Although the initial expense to carry such personnel may be higher in the short-term, we have determined that establishing the infrastructure to support our growth and expansion at the outset provides us with the ability to quickly adapt to, and keep up with, our growth and to respond to changing customer needs. We encourage our officers and directors to actively participate in community activities. We also have established an advisory board consisting of individuals with strong business and civic contacts within our market area who assist us in identifying prospects and business opportunities, and provide us with feedback from the community.

About Us

      Our principal executive offices are located at 2412 Cortez Road West, Bradenton, Florida, 34207, and our telephone number is (941) 752-5900. The website for Coast Bank is “www.coastbankflorida.com.”

The Offering

Common Shares Offered by Coast Financial Holdings	1,600,000 common shares

Number of Shares of Common Stock Outstanding After the Offering	3,495,450 shares.

This number includes 545,000 common shares which will be issued upon conversion of our outstanding 7% Series A Non-Cumulative Convertible Perpetual Preferred Shares at the closing of this offering.

This number does not include:

• 240,000 common shares reserved for issuance upon exercise of the underwriter’s over-allotment option; or

• 115,900 common shares underlying stock options issued and outstanding under our 2003 Stock Option Plan as of the date of this prospectus.

How We Intend to Use the Proceeds	We estimate that our net proceeds from this offering, exclusive of the over-allotment option, will be approximately $17.6 million. We intend to use the net proceeds:

• to make a payment of $770,125 to holders of our Series A Preferred Stock under the terms of a Securities Conversion Agreement whereby our Series A Preferred Stockholders have agreed to convert their holdings into our common shares at the closing of this offering.

• to repay at the closing of this offering, up to $600,000 in indebtedness owed under our existing credit facility. As of the date of this prospectus, the amount outstanding under our line of credit is approximately $403,000. However, it is anticipated that the full line of credit will be advanced prior to closing. Upon repayment, the line of credit will be terminated.

• to use the remainder for general corporate purposes, including the future growth and expansion of Coast Bank and for our working capital requirements.

Dividend Policy	We do not intend to pay cash dividends on our common shares for the foreseeable future.

Trading Market and Symbol	Prior to this offering, there has been no public market for our common shares. Our common shares have been approved for quotation on the Nasdaq SmallCap Stock Market under the symbol “CFHI.”

Risk Factors	You should carefully read the “Risk Factors” section of this prospects beginning on page 13, as well as other cautionary statements contained throughout this prospectus to learn about the risks associated with an investment in the common shares, including various events which could negatively affect our business.

SUMMARY CONSOLIDATED FINANCIAL DATA

(Dollars in thousand, except per share data)

      The following summary consolidated financial and other data should be read in conjunction with “Management’s Discussion and Analysis or Plan of Operation,” “Capitalization,” the statistical information set forth under the heading “Business,” and the consolidated financial statements and related notes of Coast Financial Holdings, appearing in this prospectus beginning on page F-1. The selected financial data at or for the periods ended June 30, 2003 and 2002 were derived from our unaudited consolidated financial statements for the respective periods. The selected financial data for the periods ended December 31, 2002, and 2001 were derived from our audited consolidated financial statements for the respective periods. Effective April 15, 2003, Coast Bank became a wholly-owned subsidiary of Coast Financial Holdings which has no material operations other than those of Coast Bank. Therefore the financial statements of Coast Financial Holdings prior to April 15, 2003 are the historical statements of Coast Bank. The results of operations for the six months ended June 30, 2003, are not necessarily indicative of the results for the full year.

	Six Months		Years Ended
	Ended June 30,		December 31,

	2003	2002	2002	2001

	(Unaudited)
Statement of Operations Data:
Interest income	$5,662	$3,903	$8,790	$6,047
Interest expense	2,793	2,085	4,601	3,652

Net interest income	2,869	1,818	4,189	2,395
Provision for loan losses	312	347	835	353

Net interest income after provision for loan losses	2,557	1,471	3,354	2,042

Noninterest income	1,515	844	2,334	1,163
(Recovery) impairment of security available for sale	(400)	0	1,191	0
Other noninterest expenses	4,391	2,360	5,601	3,964

Total noninterest expenses	3,991	2,360	6,792	3,964

Earnings (loss) before income taxes	81	(45)	(1,104)	(759)
Income tax provision (benefit)	31	(15)	(413)	(282)

Net earnings (loss)	50	(30)	(691)	(477)
Dividends on preferred shares	(105)	0	0	0

Net loss applicable to common shareholders	$(55)	$(30)	$(691)	$(477)

	As of and for

	Six Months		Years Ended
	Ended June 30,		December 31,

	2003	2002	2002	2001

	(Unaudited)
Per Common Share Data:
Basic loss	$(0.04)	$(0.04)	$(0.66)	$(0.68)
Diluted loss	(0.04)	(0.04)	(0.66)	(0.68)
Book value at period end(1)	$7.56	8.04	$7.60	$6.37
Basic weighted average shares outstanding	1,350,450	749,065	1,042,184	696,468
Diluted weighted average shares outstanding	1,350,450	749,065	1,042,184	696,468

	As of and for

	Six Months		Years Ended
	Ended June 30,		December 31,

	2003	2002	2002	2001

	(Unaudited)
Selected Balance Sheet Data:
Total assets	$209,196	$141,517	$175,866	$112,747
Cash and cash equivalents	7,831	15,413	8,970	9,678
Loans, net	144,045	87,566	116,203	63,670
Mortgage loans held for sale, net	17,271	16,059	10,888	17,580
Investments(2)	28,739	17,320	29,589	17,286
Deposits	163,354	112,383	146,137	92,539
Borrowings(3)	22,428	8,595	10,641	8,433
Accumulated deficit	(2,380)	(1,664)	(2,325)	(1,634)
Preferred shareholder equity	5,995	5,995	5,995	5,995
Common shareholder equity	10,206	10,854	10,266	4,019
Shareholders’ equity	16,201	16,849	16,261	10,014

Selected Financial Ratios and Other Data:(4)
Performance Ratios:
Return on average assets	0.05	(0.05)	(0.49)	(0.57)
Return on average equity(5)	0.62	(0.52)	(5.05)	(5.88)
Net interest spread(6)	2.78	2.72	2.78	2.50
Net interest margin(7)	3.13	3.18	3.23	3.08
Average interest-earning assets to average interest-bearing liabilities	1.12	1.13	1.13	1.12
Efficiency Ratio(8)	91.04	88.66	104.12	111.41
Noninterest income to total revenues	21.11	17.78	20.98	16.13
Loans to deposits(9)	88.59	71.86	79.98	69.10
Common shares dividend payout ratio(10)	N/A	N/A	N/A	N/A
Asset Quality Ratios:
Allowance for loan losses to total period end loans(9)	1.10	1.08	1.16	1.01
Allowance for loan losses as a percentage of nonperforming assets(11)	324.54	690.58	330.88	429.33
Nonperforming assets to total assets	0.23	0.10	0.23	0.13
Nonperforming loans to period end loans(9)	0.27	0.00	0.26	0.02
Net charge-offs to average loans	0.05	0.04	0.13	0.13
Risk Based Capital Ratios:
Tier 1 capital	10.02	14.58	11.95	11.89
Total capital	11.07	15.43	13.03	12.72
Leverage ratio(12)	7.38	12.76	8.82	8.84
Average equity to average assets	8.19	9.42	9.75	9.62
Total equity to assets (period end)	7.74	11.91	9.25	8.88

(1)	The book value at June 30, 2003 would have been $8.14 per share if the conversion of Series A Preferred Stock that will occur at the closing of this offering had taken place on June 30, 2003.

(2)	Consists of investment securities available for sale, FHLB stock, and certificates of deposit.

(3)	Consists of advances from the Federal Home Loan Bank, repurchase agreements, line of credit, and federal funds purchased.

(4)	Interim periods are annualized when applicable.

(5)	Equity includes preferred shares.

(6)	Net interest spread is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(7)	Taxable equivalent. Net interest margin is net interest income divided by average interest-earning assets.

(8)	Efficiency ratio is non-interest expense (excluding intangible asset amortization) divided by the sum of net interest income on a fully taxable equivalent basis plus noninterest income.

(9)	Excludes loans held for sale.

(10)	No dividends have been declared on our common shares. A dividend of approximately $105,000 was declared and paid on our preferred shares in the second quarter of 2003, representing approximately $0.19 per preferred share.

(11)	Nonperforming assets consist of non-accrual loans and foreclosed assets, where applicable.

(12)	Ratio of Tier 1 capital to average assets.

RECENT DEVELOPMENTS

Unaudited Third Quarter Financial Results

Results of Operations

      Comparison of Nine Months Ended September 30, 2003 and 2002. Our net loss for the nine months ended September 30, 2003, was $(100,000) or $(0.07) loss per basic share and $(0.07) loss per diluted share compared to net earnings of $115,000 or $0.12 earnings per basic share and $0.12 earnings per diluted share for the nine months ended September 30, 2002. Net earnings decreased due to an increase in noninterest expense for branch and related support expansion, which was partially offset by an increase in noninterest income and net interest income.

      Net Interest Income. Interest income increased to $8.7 million during the nine months ended September 30, 2003, from $6.2 million in 2002, a 39% increase. The yield on average earning assets for the nine months ended September 30, 2003 was 6.17%, compared to 6.76% in 2002. Interest on loans for the nine months ended September 30, 2003 was $7.8 million, resulting from an average yield of 6.86% compared to $5.5 million resulting from an average yield of 7.52% for 2002. The increase in interest on loans was primarily due to an increase in the average balance in commercial real estate and commercial loans to $41.1 million and $28.8 million, respectively, during the nine months ended September 30, 2003 when compared to $17.4 million and $22.3 million, respectively, during the nine months ended September 30, 2002. This was primarily due to the hiring of three new commercial loan officers and the opening of one new banking office during the year ended December 31, 2002. Interest on securities increased to $729,000 during the nine months ended September 30, 2003, based on an average yield of 3.02%, from $584,000 in 2002 resulting from an average yield of 3.76%. The increase in interest income on securities was primarily due to the increased average portfolio balance, partially offset by a reduction in portfolio yield during the nine months ended September 30, 2003. Interest on other interest earning assets decreased to $47,000 during the nine months ended September 30, 2003, from $76,000 during the nine months ended September 30, 2002.

      Interest expense on interest bearing liabilities increased to $4.2 million during the nine months ended September 30, 2003, compared to $3.3 million during the nine months ended September 30, 2002. The increase was due to an increase in the average balance of interest bearing liabilities, which was partially offset by a decrease in the average cost of interest bearing liabilities to 3.42% in 2003 from 4.22% in 2002. The decline in the average rate paid was the result of management’s efforts to increase low cost deposit accounts and the continued decline in overall interest rates.

      Provision for Loan Losses. Calculating the allowance for loan losses is divided into two primary allocation groups: (1) specific allocation loans and (2) all other passing grade loans. For specific allocation loans, we have determined an allowance amount to set aside which it believes is sufficient to cover any potential collateral shortfall. Problem loans are identified by the loan officer, loan review, loan committee or by the examiners. Those loans identified as problem loans are assigned a risk grade. Loans graded special mention are multiplied by an inherent loss factor of 5% to determine the amount to be included in the allowance. Loans graded substandard are generally multiplied by a loss factor of 15%, loans graded doubtful are generally multiplied by a loss factor of 50% and loans graded loss are multiplied by a loss factor of 100%. In addition to the 5% and 50% on substandard and doubtful loans, respectively, the loans are individually reviewed for any additional reserve that may be necessary. All other loans, graded pass are multiplied by an historical experience factor to determine the appropriate level of the allowance for loan losses. In addition to historical experience factors, the Company also provides for losses due to economic factors, concentration of credit and portfolio composition changes.

      The provision for loan losses was $510,000 for the nine months ended September 30, 2003 compared to $538,000 for the nine months ended September 30, 2002. The provision remained relatively the same due to the similar growth in commercial real estate and commercial loan portfolios. While continued economic weakness, rapidly rising interest rates, or other factors could cause stress on the loan portfolio and affect the levels of nonperforming assets and charge-offs, management believes that the levels of nonperforming assets and the charge-off ratio are stable under the current circumstances.

      The allowance for loan losses was $1,632,000 at September 30, 2003. While management believes that its allowance for loan losses is adequate as of September 30, 2003, future adjustments to the Company’s allowance for loan losses may be necessary if economic conditions differ substantially from the assumptions used in making the initial determination.

      Noninterest Income. The following table shows the components of noninterest income and the dollar and percentage change from the nine months ended September 30, 2003 to the nine months ended September 30, 2002:

      A summary of the major components of noninterest income for the periods indicated are set forth below:

	Nine Months Ended	Nine Months Ended
	September 30, 2003	September 30, 2002

	(In Thousands)
Service charges on deposit accounts	$258	$222
Gain on sale of loans held for sale	1,053	665
Gain on sale of securities available for sale	98	145
Net loan servicing (costs) fees	(168)	44
Asset management fees	332	132
Other service charges and fees	243	295
Other income	13	91

Total	$1,829	$1,594

      Noninterest Expense. The following table shows the components of noninterest expense and the dollar and percentage change from the nine months ended September 30, 2003 to the nine months ended September 30, 2002:

	Nine Months Ended	Nine Months Ended
	September 30, 2003	September 30, 2002

	(In Thousands)
Salaries and employee benefits	$3,668	$2,103
Occupancy and equipment	785	487
Professional fees	292	187
Telephone, postage & supplies	401	192
Advertising	242	151
Organizational costs	143	0
Settlement on a security held available for sale	(400)	0
Other expenses	813	703

Total	$5,944	$3,823

      Income Taxes. The income tax benefit for the nine months ended September 30, 2003 was ($58,800) (an effective rate of 37.1%) compared to an income tax expense of $69,000 for the nine months ended September 30, 2002 (an effective rate of 37.5%).

Selected Financial Data

      The following tables sets forth our selected financial and other information at the dates and for the periods indicated. The financial information presented as of September 30, 2003 and for the nine-month periods ended September 30, 2003 and 2002 are unaudited. In the opinion of management, the unaudited interim financial information of Coast Financial Holdings set forth below includes all adjustments and normal reoccurring accruals which are necessary for a fair presentation of the financial position and results of operations for the periods presented. The results of operations for the nine months ended September 30, 2003 are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2003. This information should be read in conjunction with the consolidated financial statements included in this prospectus.

	Nine Months Ended
	September 30,

	2003	2002

	(Unaudited)
Statement of Operations Data:
Interest income	$8,653	$6,219
Interest expense	4,187	3,268

Net interest income	4,466	2,951
Provision for loan losses	510	538

Net interest income after provision for loan losses	3,956	2,413

Noninterest income	1,829	1,594

Settlement on a security available for sale	(400)	0
Other noninterest expenses	6,344	3,823

Total noninterest expenses	5,944	3,823

Earnings (loss) before income taxes	(159)	184
Income tax provision (benefit)	(59)	69

Net earnings (loss)	(100)	115
Dividends on preferred shares	(105)	0

Net loss applicable to common shareholders	$(205)	$115

Per Common Share Data:
Basic earnings (loss) per share	$(0.07)	$0.12
Diluted earnings (loss) per share	$(0.07)	$0.12

	At September 30,	At December 31,
	2003	2002

	(Unaudited)
Selected Balance Sheet Data:
Total assets	$224,748	$175,866
Cash and cash equivalents	7,825	8,970
Loans, net	164,628	116,203
Mortgage loans held for sale, net	11,649	10,888
Investments	26,321	29,290
Deposits	184,374	146,137
Borrowings	18,852	10,641
Accumulated deficit	(2,425)	(2,325)
Shareholders’ equity	15,805	16,261

Securities Conversion Agreement

      Pursuant to a Securities Conversion Agreement dated October 20, 2003, by and between the Company and each of its Series A Preferred Stockholders, all outstanding shares of Series A Preferred

Stock will be converted into our common shares concurrently with the closing of this offering. As consideration for entering into the Securities Conversion Agreement, we have agreed to pay an aggregate of $770,125 from the net proceeds of this offering to the Series A Preferred Stockholders as a group. For the reasons set forth below, the Company has concluded that it is in the best interests of the Company and its common shareholders to enter into the Securities Conversion Agreement at this time.

      Under the terms of the Series A Preferred Stock, holders of the Series A Preferred Stock are entitled to receive quarterly dividends at an annual rate of 7%. Although these dividends are not cumulative, which means we have no obligation to declare and pay dividends of the Series A Preferred Stock, and no dividends will accrue during periods where we do not declare dividends, holders of our Series A Preferred Stock expressed a strong desire to receive such dividends. Partly in response to requests made by our Series A Preferred Stockholders, we declared and paid cash dividends on the Series A Preferred Stock in the second quarter of 2003. Following the declaration and payment of the 2003 second quarter dividend to our Series A Preferred Stockholders, the Series A Preferred Stockholders which, as a group beneficially own approximately 29% of our voting securities, strongly urged the Company to adopt a policy to continue paying such dividends on a regular quarterly basis to the extent that funds are legally available for such payment. Under Florida law, generally dividends may be declared and paid, notwithstanding the lack of earnings for the period, if following the dividend payment the corporation is able to pay its debts as they become due and such payments do not cause the corporation’s liabilities to exceed its assets. Accordingly, the net proceeds of this offering could be used to fund quarterly dividend payments to our Series A Preferred Stockholders. Because our Series A Preferred Stockholders’ strong interest in receiving regular quarterly dividends, we undertook an analysis of our corporate structure, our expense plans, and the potential impact that the payment of quarterly dividends to our Series A Preferred Stockholders would have on our cash requirements. After analyzing all relevant facts, we determined that we should seek conversion of the Series A Preferred Stock. Although the Series A Preferred Stock presently is convertible into our common shares, there is no mandatory conversion obligation and we do not have any currently exercisable redemption rights. We negotiated with various representatives of the Series A Preferred Stockholders and agreed to pay the holders of the Series A Preferred Stock, as consideration for their agreement to convert their shares into our common shares, an aggregate cash payment of $770,125. This amount was derived by calculating the total amount of dividends that would be payable on the Series A Preferred Stock if dividends were declared quarterly over the next three years (the period of time before we would have a potential right to redeem the Series A Preferred Stock if certain conditions were satisfied) discounted at a rate of approximately 7%. Based on the foregoing, we concluded that it would be in the best interests of Coast Financial Holdings and its shareholders to enter into the Securities Conversion Agreement in order to eliminate the outstanding Series A Preferred Stock.

RISK FACTORS

      You should carefully review and consider the following risks described below, together with all other information contained in this prospectus, before you decide to invest in our common shares. The risks and uncertainties described below identify those factors of which we are aware and we believe could have a material adverse affect on Coast Financial Holdings. Additional risks and uncertainties also could adversely affect our business and our results. If any of the following risks actually occur, our business, financial condition or result of operations could be negatively affected, the market price for your shares could decline, and you could lose all or a part of your investment. Further, to the extent that any of the information contained in this prospectus constitutes forward-looking statements, the risk factors set forth below also are cautionary statements identifying important factors that could cause our actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of Coast Financial Holdings.

Risks Related to Our Business

We have a limited operating history and have incurred significant initial losses.

      Coast Bank commenced operations in April 2000 and only has a limited operating history for you to evaluate. Although Coast Bank has grown very rapidly, Coast Bank has incurred substantial start-up and other initial expenses and has sustained losses during its initial period of operations. For the years ended December 31, 2002 and 2001, we reported net losses of approximately $691,000 and $477,000, respectively. The net loss reported for fiscal year ended December 31, 2002 included a $744,000 after-tax loss on a bond held in our investment portfolio. For the six month period ended June 30, 2003, we reported net income of $50,000 before the payment of a cash dividend of approximately $105,000 on our Series A Preferred Shares. As a result of the dividend payment, a net loss of approximately $55,000 was applicable to common shareholders for the six month period. Our results for the first six months of 2003 included a $230,000 after-tax recovery on the previously reported bond loss (net of legal fees) and approximately $88,000 after-tax expenses associated with the formation and organization of the bank holding company. We expect to incur additional non-interest expenses during the second half of 2003 and during the 2004 fiscal year in connection with our proposed growth and branch expansion plans. Accordingly, it is unlikely that we will report profitable operations for 2003 and there is no assurance that we will report profitable operations in the future. Prior to the first quarter of 2003, we have had only one other quarterly period of profitable operations and cannot assure you that we will be profitable in the future. As of June 30, 2003, we reported a net operating loss carry forward of approximately $2.1 million on our balance sheet. We may only take advantage of those net operating losses if we are profitable.

Our continued growth and growth strategy may negatively affect profitability and our growth strategy may not be successful.

      As part of our basic business strategy, we have sought to increase the size of our franchise by aggressively seeking market share and pursuing business development opportunities, and we have grown rapidly each year since inception. After only eight months of operations in 2000, we had total assets of approximately $55.2 million. Our total assets grew to approximately $112.7 million as of December 31, 2001, and to approximately $175.9 million as of December 31, 2002, and as of June 30, 2003 our total assets were approximately $209.2 million. In connection with the growth of our total assets, our loan portfolio and deposit base also has experienced correspondingly rapid and significant growth. During the 2001 fiscal year, our net loan portfolio, including loans held for sale, grew from approximately $36.6 million to $81.3 million, and during the 2002 fiscal year our net loan portfolio continued to grow to approximately $127.1 million. As of June 30, 2003, our net loan portfolio was approximately $161.3 million. Our growth strategy calls for continued expansion and opening of new branches. We plan to open two more branches in 2003 and, subject to receipt of necessary federal regulatory approvals, we anticipate opening at least one more branch by mid-2004. This market share and expansion strategy may detrimentally impact our future profitability in several ways, including an increase in operating and other noninterest expenses associated with growth and branching. In addition, our expansion and growth also may have an adverse effect on our profitability as a result of potential loan losses and the need for future provisions to the loan loss reserve.

      Our continued growth and success also depends on the ability of our officers and key employees to manage our growth effectively, to attract and retain skilled employees and to expand the capabilities of our management information systems. Although we have experienced rapid growth since the commencement of our operations and we believe we have managed our growth adequately to date, we cannot assure you that we will continue to be successful in increasing the volume of loans and deposits at acceptable risk levels, expanding our asset base to a targeted size, and managing the costs and implementation risks associated with our growth strategy. We also cannot provide you with any assurance that our further expansion will be profitable or that we will be able to maintain our historical rate of growth, or any growth, either through internal growth or through successful expansion of our banking markets, or that we will be able to maintain capital sufficient to support our continued growth, or that we will be able to adequately and profitably manage that growth.

     Changes in market interest rates may adversely affect our performance.

      Most of our assets and liabilities are monetary in nature and subject us to significant risks from changes in interest rates. Our profitability depends to a large extent on our net interest income, and changes in interest rates can impact our net interest income as well as the valuation of our assets and liabilities. Net interest income is the difference between:

•	interest income on interest-earning assets, such as loans and investments, and

•	interest expense on interest-bearing liabilities, such as deposits, borrowings, and other sources of funds.

      This difference is referred to as the interest rate spread. Like most financial institutions, our results of operations are significantly affected by changes in interest rates and our ability to manage interest rate risks. Changes in market interest rates, or changes in the relationships between short-term and long-term market interest rates, or changes in the relationships between different interest rate indices, can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income, or a decrease in our interest rate spread.

      Our net interest margin depends on many factors that are partly or completely out of our control, including competition, federal economic monetary and fiscal policies, and economic conditions generally. While we intend to continually take measures to mitigate the impact of changes in market interest rates, we cannot assure you that we will be successful. Despite our strategies to manage interest rate risks, changes in interest rates can still have a material adverse impact on our profitability.

If we experience greater loan losses than anticipated, our earnings and our ability to fund our growth strategy may be adversely affected.

      As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans may not be sufficient to assure repayment. Credit losses are inherent in the business of making loans and could have a material adverse effect on our operating results. Our credit risk with respect to our real estate and construction loan portfolio will relate principally to the creditworthiness of individuals and the value of the real estate serving as security for the repayment of loans. Our credit risk with respect to our commercial and consumer loan portfolio will relate principally to the general creditworthiness of businesses and individuals within our local markets. If we experience greater nonpayment levels than anticipated, our earnings and overall financial condition, as well as the value of our common shares, could be adversely affected.

      We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for potential loan losses based on a number of factors. If our assumptions or judgments are wrong, our allowance for loan losses may not be sufficient to cover our actual loan losses. Accordingly, we cannot assure you that our monitoring, procedures, and policies will reduce certain lending risks or that our allowance for loan losses will be adequate to cover actual losses. Further, we may have to increase our allowance in the future in response to the request of one of our primary banking regulators, to adjust for changing conditions and assumptions, or as a result of any deterioration in the quality of our loan portfolio. Material additions to our allowance for loan losses would directly decrease our net earnings and reduced earnings could have an adverse effect on the market price for our common shares. This also could adversely affect our capital which would limit our growth. We cannot give you assurance that such amount will be sufficient to cover our actual losses and in the future we may need to further increase our allowance.

     Because our commercial loan portfolio is unseasoned, it is difficult to assess the future performance of our loan portfolio.

      A majority of our commercial loans have been originated in the past 18 months. Although we believe we have proper underwriting standards, it is difficult to assess the future performance of our loan portfolio due to the recent origination of most of these loans. As of June 30, 2003, we had $397,000 in nonperforming loans. We can give you no assurance that our nonperforming loans will not increase or that our nonperforming or delinquent loans will not adversely affect our future performance.

     Our construction-to-permanent residential real estate mortgage loans are subject to additional risks.

      The mortgage banking department at Coast Bank originates a significant volume of residential real estate loans which are comprised primarily of construction-to-permanent financing. Although such loans are originated with the intent of selling them in the secondary market upon conversion to “permanent” financing, these loans are subject to risks during the construction phase that are not present in standard residential mortgage loans. These risks include:

•	the viability of the contractor,

•	the contractor’s ability to complete the project, meet deadlines and time schedules, and to stay within cost estimates, and

•	changes in interest rates during the period pending the conversion of the loan to permanent financing.

      Initially, before conversion to permanent financing, these loans are held in our construction loan portfolio. Since we intend to sell these loans into the secondary market upon conversion to permanent financing, these loans are reclassified as “loans held for sale” on our balance sheet upon conversion to permanent financing. The sale of these loans in the secondary market allows us to hedge against interest rate risks related to such lending operations. If the rate changes significantly during the construction phase, there is a risk that we may not be able to sell such loans. In addition, the ability to sell these loans in the secondary market requires compliance with strict underwriting criteria. We cannot provide you with any assurances that the underwriting criteria will be satisfied by us or that we will be able to sustain or grow our volume of loan originations or the level of increase from the mortgage banking department.

     Our indirect automobile loans may subject us to additional risk.

      Indirect automobile loans generally are riskier loans than residential mortgage loans. This is due primarily to the unfamiliarity of the bank with the borrowers, the installment basis of the loans, and lower underwriting standards. Further, borrowers may be more likely to become delinquent on an automobile loan than on a residential mortgage loan secured by their primary residence and automobiles depreciate rapidly and in the event of default, principal loss as a percent of the loan balance depends upon the mileage and condition of the vehicle at the time of repossession.

      To the extent that we enter into indirect automobile loans we are subjecting ourselves to additional risk and could experience an increase in nonperforming loans. Notwithstanding the foregoing, Coast Bank uses the same underwriting standards on all of its loans, including indirect automobile loans, and generally the borrower is a current customer of Coast Bank conducting business in our market area.

     Profitability could be adversely effected if we should experience adverse results in our mortgage banking division.

      The sale of mortgage loans may result in a loss to us. Losses may result primarily from several factors. We may originate or purchase a loan at a price (i.e., interest and discount) which may be higher or lower than we receive when the loan is sold in the secondary market. The borrower may default on the loan while we are holding it for sale resulting in the loan being sold at a greatly reduced price. The borrower may default on the loan shortly after the sale in the secondary market which would require us to repurchase the loan and sell it at a greatly reduced price. We may purchase a loan that has been fraudulently originated resulting in a total loss on the value of the loan. We may issue a commitment to a borrower at a certain interest rate and may commit to sell that same loan to an institutional investor for delivery at a future time for a stated price. If our borrower fails to close on the loan, we may have to pay a fee or incur an expense for failure to deliver the loan as promised. All or any of these losses, if they were to occur on a large enough scale, could materially adversely affect our results of operations.

      In our financial statements we must value, on a quarterly basis, loans that we originate and classify as held for sale to the lower of their cost or market value. Depending on market conditions, we may be required to make adjustments that adversely affect our results of operations. Loans held for sale totaled approximately $17.3 million as of June 30, 2003. This amount will vary depending on loan production volume and our ability to sell or securitize our mortgage loans in the secondary market on a timely basis.

      Brokers and correspondents account for substantially all of the mortgage loans originated and purchased by us. None of these brokers or correspondents is contractually obligated to do business with us. Further, our competitors also have relationships with these brokers and correspondents and actively compete with us in an effort to expand their broker and correspondent networks. Accordingly, we cannot assure you that we will be successful in maintaining our existing relationships or expanding our broker and correspondent networks.

     New or acquired branch facilities and other facilities may not be profitable.

      We may not be able to correctly identify profitable or growing markets for new branches and the costs to start up and open new branch facilities or to acquire existing branches, and the additional costs to operate these facilities, may increase our noninterest expense and decrease earnings. We have recently opened two new branch offices and an administrative operations center to support our continued growth, and expect to further expand our branch network by opening additional branch facilities. We currently plan to open at least one more branch in 2003 and at least one more branch in 2004. If branches of other banks or other preferable site locations become available for sale, we may acquire those branches or locations. It may be difficult to adequately and profitably manage our growth through the establishment of these branches or ATMs. In addition, we can provide no assurance that any such branch sites will successfully attract a sufficient level of deposits to offset the expenses of operating these branch sites. Further, any new or acquired branches will be subject to regulatory approval, and there can be no assurance that we will succeed in securing such approvals.

     Our legal lending limit may inhibit our growth and ability to attract borrowers.

      As of June 30, 2003, the legal lending limit of Coast Bank was approximately $4.0 million, of which no more than $2.4 million can be loaned on an unsecured basis. Coast Bank’s legal lending limit is lower than that of large regional banks and certain community banks in our market area with an established record of operations and the availability of greater capital resources. Our legal lending limits may discourage potential borrowers who have lending needs that exceed our limits from utilizing our services. This could restrict our ability to grow and may adversely affect our ability to seek relationships with the area’s larger businesses. We have accommodated loan volumes in excess of our legal lending limit through the sale of participation in such loans to other banks. There can be no assurance that we will be successful in attracting or maintaining customers seeking larger loans, or that we will be able to sell portions of these loans on terms favorable to us.

     Changes in local economic conditions could adversely affect our loan portfolio.

      Our success depends to a certain extent upon general economic conditions and the geographic markets that we serve. Unlike larger banks that are more geographically diversified, we provide banking and financial services primarily to customers located in Manatee and Sarasota Counties, Florida and surrounding areas. The ability of our customers to repay their loans will be impacted by the local economic conditions. If the State of Florida should experience a recession for a prolonged period of time, we would likely experience significant increases in nonperforming loans which could lead to operating losses, impaired liquidity, and eroding capital. Furthermore, since our loans are collateralized primarily by real estate located in Florida, a downturn in the Florida real estate market could lead to a deterioration of our collateral and may expose us to an additional risk of loss.

     We need to stay current on technological changes in order to compete and meet customer demands.

      The financial services market, including banking services, is undergoing rapid changes with frequent introductions of new technology-driven products and services. These technological advances include developments in telecommunications, data processing, computers, automation, Internet-based banking, telebanking, debit cards, and so-called “smart” cards. In addition to better serving customers, the effective use of technology increases efficiency and enables banks to reduce costs. Our ability to compete successfully in the future will depend on whether we can anticipate and respond to technological changes. To be competitive, we may need to spend significant amounts of money on the development of these and other technologies, additional computer hardware and software, and for technical personnel. Many of our competitors have substantially greater resources to invest in technology improvements. Although we will continually invest in new technology, we cannot assure you that we will have sufficient resources or access to the necessary proprietary technology to remain competitive or that we will be able to successfully implement or market any new technology-driven products and services.

     The loss of any of our key personnel could have a material adverse effect on our business.

      Gerald L. Anthony is our President and Chief Executive Officer. Mr. Anthony has many years of experience in the banking industry and in the implementation of our current business strategy. He is extremely valuable to us and would be difficult to replace. The loss of the services of Mr. Anthony for any reason whatsoever could have a material adverse effect on our future prospects. In recognition of this risk, we own and are the beneficiary of an insurance policy on the life of Mr. Anthony providing for benefits of $1,000,000. We cannot assure you that this policy will be maintained or that it will adequately compensate the Company for the loss of Mr. Anthony. Further, we also may be adversely affected if Mr. Anthony were to leave our services and compete against us. We have attempted to reduce our risk through an employment agreement with him. The terms of the employment agreement are intended not only to retain his services for a period of time, but also includes a non-competition agreement. However, this agreement, which recently has been extended, terminates in March 2004.

      Further, except for Mr. Anthony, we have no written employment agreement with any of our employees, including our officers, and none of them has entered into a non-competition agreement with us. Accordingly, the loss of such individuals likewise may adversely affect us both as to the loss of their services as well as the potential for the loss of borrowers and depositors.

Risks Related to Our Industry

     Industry competition may have an adverse effect on our success.

      Our profitability depends on our ability to compete successfully. We operate in a highly competitive environment. Many of our competitors are larger and have greater resources than we do and have been in existence a longer period of time. We will have to overcome historical bank-customer relationships to attract customers away from our competitors. In our market, we face competition from other commercial banks, savings and loan associations, credit unions, internet banks, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, and other financial intermediaries that offer similar services. Some of those competitors are subject to similar regulations but have the advantages of larger established customer bases, higher legal lending limits, extensive branch networks, numerous ATMs, greater advertising-marketing budgets, and may offer certain services that we do not currently provide. Some of our nonbank competitors are not subject to the same extensive regulations that govern the Company or Coast Bank and may have greater flexibility in competing for business.

     We are subject to extensive governmental regulation which could have an adverse impact on our operations.

      The banking industry is extensively regulated and supervised under both federal and state law. We are subject to the regulation and supervision of the FRB, the FDIC, and the Office of Financial Regulation of the Florida Department of Financial Services (the “Florida Department”). These regulations are intended primarily to protect depositors, the public, and the FDIC insurance funds, and not our stockholders. These regulations govern matters ranging from the regulation of certain debt obligations, changes in the control of bank holding companies and Florida state-chartered banks, and the maintenance of adequate capital to the general business operations and financial condition of Coast Bank, including permissible types, amounts and terms of loans and investments, to the amount of reserves against deposits, restrictions on dividends, establishment of branch offices, and the maximum interest rate that may be charged by law. We are subject to changes in federal and state banking law, as well as regulations and governmental policies, income tax laws, and accounting principles. Regulations affecting banks are undergoing continuous change, and the ultimate effect of such changes cannot be predicted. Regulations and laws may be modified at any time, and new legislation enacted that will affect us and our subsidiary. We cannot assure you that such modifications or new laws will not adversely affect us.

Risks Related to an Investment in Our Common Shares

     We do not plan to pay cash dividends on our common shares in the immediate, foreseeable future.

      We do not expect to pay cash dividends on our common shares in the foreseeable future. You should not buy the common shares if you need dividend income from this investment. The payment of cash dividends is subject to the discretion of our board of directors and its determination to declare such dividends, which will depend upon a number of factors, including capital requirements, regulatory limitations, restrictions on the payment of dividends by Coast Bank under Florida state law and regulations of the Florida Department, the results of operations and financial condition, tax considerations, and general economic conditions.

     An active trading market for the common shares may not develop.

      Prior to this offering, there has been no public market for our common shares. The offering price of the common shares was determined through negotiations between the Company and the underwriter and was based on several factors and does not necessarily bear any relationship to our earnings, history of operations, assets, book value, net worth, or any other economic or generally accepted valuation criteria and should not be considered an indication of the present or future value of our common shares.

      Although our common shares have been approved for quotation on the Nasdaq SmallCap Stock Market, we can not assure you that a market will develop. Even if a public market for the common shares should develop, trading volumes may be low and we cannot assure you that such a market will be sustained. Further, to the extent that a public market for the common shares does develop, factors such as quarterly variations in our financial results, announcements by or about us, and certain regulatory pronouncements could cause the market price of our common shares to fluctuate substantially, including to prices below the offering price for the common shares.

Part of the proceeds will be used to pay off our debt and to make payments to our preferred stockholders and we have not set forth specific uses for the remainder of the proceeds of this offering.

      Up to $600,000 of the net proceeds of this offering will be used to repay the outstanding obligations of the Company under its existing line of credit. This payment will be made and the line of credit terminated on the date this offering closes. It is anticipated that the entire line of credit will be advanced prior to the date this offering closes. The directors of Coast Financial Holdings have guaranteed the repayment of the line of credit and, upon repayment of this obligation with the offering proceeds, these guarantees will be extinguished.

      We also will use $770,125 of the net proceeds to make payments to holders of our 7% Series A Non-Cumulative Convertible Perpetual Preferred Stock (referred to as the “Series A Preferred Stock”) pursuant to a Securities Conversion Agreement dated October 20, 2003, whereby all the holders of our Series A Preferred Stock have agreed to convert their holdings into our common shares at the closing of this offering.

      We intend to use the remainder of the proceeds of this offering for general corporate purposes, including (a) providing capital to Coast Bank to support its growth and additional branch locations and to expand Coast Bank’s loan and investment portfolio, (b) the acquisition of other financially related businesses or banks, and (c) funding our working capital requirements. Other than the opening of certain new branches as described herein, we have no specific plans at this time relating to any potential acquisitions. Because we have not yet set forth specific uses for such proceeds, we will have complete discretion to use these funds for any corporate purpose and there is no assurance that you will agree with how we use these funds.

You will experience dilution in the book value of the common shares immediately after the offering.

      The offering price of our common shares will be higher than the book value per share of the common shares outstanding prior to this offering. Purchasers of our common shares will experience immediate dilution in the book value per share of their investment from the offering price. This dilution is estimated to be $2.55 per share using the pro forma book value of Coast Financial Holdings at June 30, 2003 of $8.14 (assuming that the conversion of our Series A Preferred Stock pursuant to the Securities Conversion Agreement into our common shares which will take place at the closing of this offering had taken place on June 30, 2003). See “Dilution” on page 23 for a further discussion of these calculations.

We may need additional capital in the future and this capital may not be available when needed or at all.

      In the event the offering does not yield the proceeds initially anticipated, we may need to incur additional debt or equity financing in the near future to fund future growth and meet our capital needs. We cannot assure you that such financings will be available to us on acceptable terms or at all. If we are unable to obtain additional financings after this offering, we may not have the resources available to fund our planned growth.

Future capital needs could result in dilution of your investment.

      Our board of directors may determine from time to time a need to obtain additional capital through the issuance of additional common shares or other securities. These issuances would dilute the ownership interests of the investors in the offering in us and may dilute the per share book value of our common shares. New investors also may have rights, preferences and privileges senior to our current shareholders which may adversely impact our current shareholders.

Anti-takeover laws may adversely affect share value.

      Certain provisions of state and federal law and our Articles of Incorporation may make it more difficult for someone to acquire control of us without our board of directors’ approval. The provisions of Florida law that may delay or block an unsolicited takeover attempt include the Florida Affiliated Transactions Statute and the Florida Control-Share Acquisition Statute. Under federal law, a person, entity, or group must notify the federal banking agencies before acquiring 10% or more of the outstanding voting stock of a bank holding company, including our shares. Banking agencies review the acquisition to determine if it will result in a change of control. The banking agencies have 60 days to act on the notice, and take into account several factors, including the resources of the acquiror, the needs of the community, and the antitrust effects of the acquisition. There also are provisions in our Articles of Incorporation that may be used to delay or block a takeover attempt. Under our Articles of Incorporation, we may designate and issue preferred shares without further shareholder action. As a result, we could issue preferred shares with advantageous terms to a friendly purchaser willing to oppose such a takeover attempt.

      As a result, these statutory provisions and provisions in our Articles of Incorporation could result in the Company being less attractive to a potential acquiror. These laws could result in shareholders receiving less for their shares than otherwise might be available in the event of a change of control of the Company.

The common shares are not FDIC insured.

      The common shares are not savings or deposit accounts or other obligations of any bank and are not insured by the FDIC, the Bank Insurance Fund, or any other governmental agency or instrumentality, or any private insurer, and are subject to investment risk, including the possible loss of principal.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements, such as statements relating to our financial condition, results of operations, plans, objectives, future performance or expectations and business operations. These statements relate to expectations concerning matters that are not historical fact. These forward-looking statements are typically identified by words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “estimates,” “approximately,” “intends,” and other similar words and phrases, or future or conditional verbs such as “will,” “should,” “would,” “could,” and “may”. These forward-looking statements reflect our current views and expectations based largely upon the information currently available to our management and they are subject to inherent risks and uncertainties. Although we believe our expectations are based on reasonable assumptions, they are not guarantees of future performance and there are a number of important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Some factors include, but are not limited to, those described under “Risk Factors” and the following:

•	general economic conditions, either nationally or in Florida, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a decreased demand for our services and products;

•	the success or failure of our efforts to implement our business strategy, or to attract and retain quality employees;

•	changes in the interest rate environment which could reduce our margins and increase defaults in our loan portfolio;

•	a significant increase in competitive pressures in the banking or financial services industry;

•	changes in political conditions or in the legislative or regulatory environment which adversely affect the businesses in which we will be engaged;

•	changes occurring in consumer spending, saving, and borrowing habits;

•	changes in accounting policies and practices, as may be adopted by regulatory agencies as well as the Financial Accounting Standards Board;

•	changes in technology;

•	changes in trade, tax, monetary, or fiscal policies;

•	money market and monetary fluctuations, and changes in inflation and in the securities markets; and

•	other risks which may be described in our future filings with the SEC.

      Many of these factors are beyond our control and you should read carefully the factors described in the “Risk Factors” section beginning on page 13 of this prospectus. We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect these statements other than material changes to such information.

USE OF PROCEEDS

      We estimate the net proceeds from the 1,600,000 common shares we are offering will be approximately $17,600,000 ($20,240,000 if the underwriter’s over-allotment option is exercised), after deducting estimated underwriting discounts and other offering expenses.

      We intend to use (a) up to $600,000 of these net proceeds to repay the amounts outstanding on our line of credit, (b) $770,125 for payments to our Series A Preferred Stockholders pursuant to the Securities Conversion Agreement in consideration for the conversion of their holdings into our common shares, and (c) the remaining proceeds for general corporate purposes, including (1) providing capital to Coast Bank to support its growth and additional branch locations and to expand Coast Bank’s loan and investment portfolio, (2) the acquisition of other financially related businesses or banks, and (3) funding our working capital requirements.

      Under the line of credit to be repaid from the proceeds of this offering, the Company may borrow up to $600,000 at an annual interest rate equal to the prime rate. This credit facility matures on April 15, 2005. As of the date of this prospectus, we have been advanced approximately $403,000 under this line of credit. However, we anticipate that the full amount of the line of credit will be advanced prior to closing. These funds were used for general working capital expenses, including the payment of expenses incurred in connection with the organization of Coast Financial Holdings, and its formation as a bank holding company, and to fund a dividend payment to the holders of our Series A Preferred Shares for the second quarter of 2003. The credit facility will be repaid and terminated on the date this offering closes.

      Pursuant to a Securities Conversion Agreement dated October 20, 2003, by and between the Company and each of our Series A Preferred Stockholders, we have agreed to pay an aggregate of $770,125 in exchange for the conversion of all outstanding Series A Preferred Stock into our common shares at the closing of this offering.

      At the current time, we do not have agreements or understanding nor are we engaged in negotiations to make any acquisitions, but we are continually evaluating opportunities to do so.

      The net proceeds held by the Company after repayments of amounts owed under the line of credit will be invested in short term investments until needed for general corporate purposes.

MARKET FOR COMMON SHARES

      There is currently no public market for our common shares. As of June 30, 2003, there were outstanding 1,350,450 common shares which were held by approximately 480 shareholders of record. Our common shares have been approved for quotation on the Nasdaq SmallCap Stock Market under the symbol “CFHI”. The qualification for quotation of the common shares on the Nasdaq SmallCap Stock Market requires at least three securities firms make a market in the common shares. Sterne, Agee &

Leach, Inc., has informed the Company that it presently intends to make a market in our common shares and to encourage other securities firms to do the same, but it has no obligation to do so. Making a market involves maintaining bid and ask quotations and being able, as a principal, to effect transactions in reasonable quantities at these prices, subject to securities laws and regulatory constraints. Additionally, the development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within our control. Accordingly, there is no assurance that an active and liquid trading market will develop or, if developed, that such a market will be sustained. The offering price and the number of common shares to be sold in the offering have been determined by negotiations among representatives of the Company and the underwriter, and the offering price of the common shares may not be indicative of the market price following the offering.

DIVIDEND POLICY

      Holders of our common shares are entitled to receive cash dividends when, as, and if declared by the board of directors out of funds legally available therefor. We have never declared or paid cash dividends on our common shares or Coast Bank’s common stock. For the foreseeable future, we expect that we will retain our earnings, if any, to support the development and growth of our businesses and do not intend to pay any cash dividends on our common shares. We may consider payment of dividends at some point in the future, but the declaration of dividends are at the discretion of the board of directors, and there is no assurance that dividends will be paid at any time. Although we have never paid cash dividends on the common shares of the Company or Coast Bank, on June 24, 2003, we did declare and pay a cash dividend of approximately $105,000 to the holders of our Series A Preferred Stock.

      If we decide to pay dividends at a future date, we will likely depend on dividends received from Coast Bank to fund such dividends. To the extent that Coast Bank is unable to provide us with funds necessary to make such dividend payments, the only source of funds for such a dividend payment would likely be from the proceeds remaining, if any, from this offering. The payment of dividends by Coast Bank will depend upon its ability to pay and a number of other factors, such as capital requirements, regulatory limitations, Coast Bank’s results of operations and financial condition, tax considerations, and general economic conditions. As a banking corporation organized under Florida law, Coast Bank is subject to Florida law and the regulations of the Florida Department which regulate and restrict the ability of Coast Bank to pay dividends to the Company. In particular, pursuant to the Florida Banking Code, a state bank may not declare a dividend in an amount that would exceed the net profits of the bank for the year to date period in which the dividend is declared combined with the retained net profits of the bank in the preceding two years. Conversely, no dividend may be declared if net income for the current year combined with retained earnings for the prior two years is a loss. As of June 30, 2003, Coast Bank is not permitted to declare dividends. The FDIC and the Florida Department, which regulate Coast Bank, not only have established certain financial and capital requirements that affect the ability of Coast Bank to pay dividends, but they also have the general authority to prohibit Coast Bank from engaging in an unsafe or unsound practice in conducting its business. Depending upon the financial condition of the Bank, the payment of cash dividends could be deemed to constitute such an unsafe or unsound practice.

      Under FRB policy, a bank holding company is required to serve as a source of financial strength to each of its subsidiary banks and to commit resources to support each such bank. Consistent with this requirement, the FRB has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless the available net income of the bank holding company is sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with the company’s capital needs, asset quality, and overall financial condition.

      The Company is organized under the Florida Business Corporation Act, which prohibits the payment of a dividend if, after giving it effect, (a) the corporation would not be able to pay its debts as they become due in the usual course of business, or (b) the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were dissolved, to satisfy potential rights upon dissolution of any preferred shareholders.

CAPITALIZATION

      The following table sets forth our consolidated capitalization as of June 30, 2003, on an actual basis, on a pro forma actual which includes the increase in the Company’s line of credit balance since June 30, 2003, and on an adjusted basis after consideration of the assumed conversion of the Series A Preferred Stock into our common shares under the terms of the Securities Conversion Agreement and as adjusted to reflect the sale of the common shares offered hereby at a public offering price of $12.00 per common share and the application of the net proceeds to repay our additional line of credit, assuming no exercise of the underwriter’s over-allotment option. You should review this information together with our consolidated financial statements and related notes, included elsewhere in this prospectus.

	June 30, 2003

	Actual	Proforma Actual	As Adjusted

	(In Thousands)
Indebtedness:
FHLB of Atlanta	$2,500	$2,500	$2,500
Line of credit(1)	268	600	0
Other borrowings	19,660	19,660	19,660

Total Indebtedness	22,428	22,760	$22,160

Shareholders’ Equity:
Common Shares, $5.00 par value, 20,000,000 shares authorized; 1,350,450 and as adjusted 3,495,450 shares issued and outstanding	$6,752	$6,752	$17,477
Preferred Shares, $0.01 par value, 5,000,000 shares authorized; 545,000 shares issued and outstanding(2)	5,995	5,995	—
Additional paid-in capital	5,897	5,897	17,997
Accumulated deficit	(2,380)	(2,380)	(2,380)
Accumulated other comprehensive income (loss)	(63)	(63)	(63)

Total shareholders’ equity	$16,201	$16,201	$33,031

(1)	Under the line of credit, the Company may borrow up to $600,000. The net proceeds will be used to repay the entire amount of the indebtedness outstanding under the line of credit on the date this offering closes. As of the date of this prospectus, the outstanding indebtedness under the line of credit was $403,000. However, we anticipate that the full line of credit will be advanced prior to the closing of this offering.

(2)	The net proceeds also will be used to make payments under the terms of a Securities Conversion Agreement whereby the Series A Preferred Stock will be converted into our common shares at the closing of this offering.

DILUTION

      Dilution is the amount by which the offering price paid for our common shares exceeds the per share pro forma net tangible book value of our common shares after this offering. Your investment will be immediately diluted because your purchase price per share exceeds our pro forma net tangible book value per share. The pro forma net tangible book value per share is determined by dividing our tangible net worth (tangible assets less liabilities) after consideration of the assumed conversion of the Series A Preferred Stock into our common shares pursuant to the Securities Conversion Agreement. Our pro forma net tangible book value as of June 30, 2003 was $15,431,000, or $8.14 per common share. The purchase price per share in this offering will cause both an immediate dilution in net tangible book value to new investors and an immediate increase in net tangible book value to our existing shareholders. After giving effect to the sale of 1,600,000 common shares at an offering price of $12.00 per share, and assuming that underwriting commissions and expenses of the offering aggregate approximately 8.33% of gross proceeds, our pro forma net tangible book value at June 30, 2003 would have been $33,031,000 or $9.45 per share, representing an immediate increase in net tangible book value of $1.31 per share to present shareholders and an immediate dilution of $2.55 per share to new investors purchasing shares at the public offering price. The following table illustrates this per share dilution.

Public offering price	$12.00

Pro forma net tangible book value per share before offering(1)	8.14
Increase in pro forma net tangible book value per share attributable to the offering	1.31

Pro forma net tangible book value after offering	9.45

Dilution per share to new investors	2.55

(1)	Assumes that conversion of the Series A Preferred Stock into our common shares pursuant to the Securities Conversion Agreement which will take at the closing of this offering had taken place on June 30, 2003.

      The following tables summarize the difference between the number of common shares purchased from the Company (or its predecessor, Coast Bank), the total consideration paid, and the average price per common share paid by existing shareholders and by the new investors purchasing common shares from the Company pursuant to this offering, as of June 30, 2003.

					Average
	Shares	Percent of	Total	Percent	Price Per
	Purchased	Total Shares	Consideration	of Total	Share

		(Dollars in thousands, except
		per share data)
Existing Shareholders(1)(2)	1,895,450	54.2%	$18,929,000	49.6%	$9.99
New Investors(3)	1,600,000	45.8%	$19,200,000	50.4%	$12.00

Total	3,495,450	100.0%	$38,129,000	100.0%	$10.91

(1)	Assumes that conversion of the Series A Preferred Stock into our common shares pursuant to the Securities Conversion Agreement which will take at the closing of this offering had taken place on June 30, 2003.

(2)	Assumes no exercise of outstanding stock options.

(3)	Assumes that the over-allotment option granted to the Underwriter is not exercised, and is based on the offering price of $12.00 per share.

BUSINESS

General

      Coast Financial Holdings, headquartered in Bradenton, Florida, is a bank holding company registered under the Bank Holding Company Act of 1956 primarily to own all of the capital stock of Coast Bank. We were incorporated on November 1, 2002 under the laws of the state of Florida and became the holding company for Coast Bank on April 15, 2003. To become Coast Bank’s holding company, we received approval of the Federal Reserve Board, the Florida Department, and Coast Bank’s stockholders. Upon receiving such approvals, each share of common stock and preferred stock of Coast Bank was converted into one common share and one preferred share of Coast Financial Holdings, respectively. Our primary asset is Coast Bank, and we do not presently engage in any activities other than activities related to our ownership of Coast Bank. Accordingly, our primary source of earnings is derived from income generated by Coast Bank. Although we do not presently engage in any business activities other than the ownership of Coast Bank, in the future, we may become an operating company or acquire other banks or companies engaged in bank-related activities and may engage in or acquire such other businesses or activities as may be permitted by applicable laws. Unless the context otherwise requires, reference to Coast Financial Holdings herein (also referred to as the “Company”) includes the Company and its wholly-owned subsidiary, Coast Bank, on a consolidated basis on and after April 15, 2003 and to Coast Bank prior to April 15, 2003. As of June 30, 2003, on a consolidated basis we had total assets of approximately $209.2 million, net loans of approximately $144.0 million, $17.3 million of loans held for sale, deposits of approximately $163.4 million, repurchase agreements of approximately $19.7 million, and total stockholders’ equity of approximately $16.2 million (consisting of common equity of $10.2 million and preferred equity of $6.0 million). Repurchase agreements are generally accounts held by Coast Bank which are invested over-night in government-backed securities collateralized by these same government-backed securities.

      Coast Bank, which commenced operations on April 7, 2000, is a Florida state-chartered bank and is not a member bank of the Federal Reserve System. Coast Bank is a general commercial bank which provides a variety of corporate and personal banking services to individuals and small to mid-sized businesses from its three full service banking office locations: Coast Bank’s main office in Bradenton, Florida and branches located on Manatee Avenue and Cortez Road West in Bradenton and in Longboat Key, Florida. In addition, Coast Bank has ATM machines with an attached deposit drop for businesses and individuals located on Anna Maria Island, Florida and at Waterlefe, a residential community in Bradenton, Florida. The business of Coast Bank consists of attracting deposits from the general public in its market area and applying those funds, together with funds derived from other sources, to originate a variety of commercial, consumer, and residential real estate loans. In addition, the Bank offers credit card and merchant services, and operates an armored car courier service in Manatee County. Coast Bank also has an in-house data processing system to personally service its customer’s accounts, and Coast Bank provides telephone and internet banking services and internet bill paying services for the convenience of its customers. Coast Bank does not presently provide trust or appraisal services. Coast Bank has established a wholly-owned subsidiary, Coast Financial Partners, Inc., a Florida corporation, to provide asset and investment management services and insurance products to its customers. In addition, Coast Bank also provides retirement planning for individuals and companies, as well as cash management services through Coast Financial Partners.

      Coast Bank also maintains a mortgage banking department which generates, closes, and services single family residential home mortgages. Its primary function is to originate fixed and adjustable rate construction-to-permanent residential real estate mortgage loans which fit the needs of borrowers for the purchase and construction of homes. These construction-to-permanent residential real estate mortgage loans are originated with the intent that they will be sold in the secondary mortgage market while Coast Bank retains or packages for sale the fee generating mortgage servicing rights associated with such loans. Coast Bank also seeks to sell a majority of the mortgage loans made by Coast Bank in the secondary market to FNMA and other institutional investors.

      Our revenues are primarily derived from interest on, and fees received in connection with, real estate loans and other loans, from the sales of loans, and from interest and dividends from investment securities and short-term investments. The principal sources of funds for our lending activities are deposits, amortization and prepayment of loans, sales of loans, and the sale of investment securities. Our principal expenses consist of the interest paid on deposits and operating and general and administrative expenses.

      As is the case with banking institutions generally, our operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies. Deposit flows and the cost of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing real estate and other types of loans, which in turn are affected by interest rates at which such financing may be offered and other factors affecting local demand and the availability of funds.

      Coast Bank is subject to examination and comprehensive regulation by the Florida Department and the FDIC, and its deposits are insured by the FDIC to the extent permitted by law. The principal executive offices of both the Company and Coast Bank are located at 2412 Cortez Road West, Bradenton, Florida 34207. The telephone number for both of these offices is (941) 752-5900.

Growth Strategy

      Our growth strategy is based on an emphasis on local management and a commitment to the local market area and community. Our growth strategy is to expand upon our existing operations by attracting additional customers consisting primarily of individuals and small-to-medium sized businesses in our growing market area, by providing personalized service in a fast and efficient manner, together with a full range of high quality financial services and products. Together with Coast Financial Partners and Coast Bank, we provide a full range of financial services and products to our clients, including:

•	real estate, commercial, and consumer loans

•	deposit and investment services

•	asset and investment management services

•	insurance products

•	debit cards

•	credit cards and merchant services

•	ATMs, including a deposit drop at Anna Maria Island, Florida and at Waterlefe in Bradenton

•	armored courier car deposit service

•	electronic transfer service

•	internet and telephone banking

•	internet bill paying services

      We believe that we can attract customers who prefer to conduct business with a bank that is managed by experienced local residents who have an active interest in their business and has the ability to act promptly on loan requests, rather than the larger institutions in our market area, most of which are out-of-state based institutions, which we believe are perceived to be generally inflexible, slow in their decision-making processes, and generally not adequately oriented to servicing the needs of our target market. Further, we believe that the population trends and business composition within our primary market area are favorable to support continued growth, particularly for a community-oriented financial institution focused on high quality customer service. In this regard, our Anna Maria Island and Waterlefe ATM and deposit drops, as well as the courier and armored car services, are designed to attract businesses from, and make our services and products more easily accessible to, businesses not located near one of our banking offices. By affording such conveniences to our local businesses, we believe that we provide them with a higher level of customer service than many of our competitors.

      Another integral aspect of our growth strategy has been to hire employees who we believe have more experience and a more varied degree of specialized expertise than is typically found at most newly formed community banks. In this regard, we have hired outside consultants to implement procedures, monitor our operations and management, and oversee regulatory compliance, and we have hired individuals with extensive banking experience, experienced information systems specialists and financial advisors. Although the initial expense to carry such personnel and consultants may be higher in the short-term, we have determined that establishing the infrastructure to support our growth and expansion at the outset provides us with the ability to quickly adapt to, and keep up with, our growth and to respond to changing customer needs. By assembling an experienced team in this fashion, we are able to assure ourselves of having the experienced personnel available when needed rather than reacting to a need when it occurs and risk the potential inability to locate the necessary resources when needed. See “Risk Factors — Risks Related to Our Business — The loss of any of our key personnel could have a material adverse effect on our business.”

      As our capital and financial resources permit, we intend to continue our expansion through opening of new branch offices. Coast Bank’s business plan, which was prepared by its management and approved by its board of directors, provides for the opening of two new branches per year for each of the next three years. However, we cannot assure you that we will be able to achieve this level of expansion or that the necessary regulatory approvals for the opening of new branches will be obtained.

Market Area

      Our operations are primarily based in Bradenton, Florida, and, as a result, our primary market area consists of Manatee and Sarasota Counties, Florida. Our market area has experienced substantial growth during recent decades. Bradenton is the most populous city in Manatee County. This population growth has resulted in the continued construction of residential housing and related commercial support facilities. While changing conditions involving the infrastructural requirements of various geographic locations around the country have limited economic growth and population expansion, management believes that Coast Bank’s primary market area has continued to grow because of its location. Although the major economic base in the primary market area is service, retail, and manufacturing business, there also has been growth in tourism. We believe that Coast Bank is situated to take advantage of the expected economic and demographic growth in its primary market area.

      Bradenton’s population grew approximately 18.4% between 1990 and 2002 and is expected to continue its growth with an estimated 10.2% growth between 2002 and 2007. The total percentage of households earning more than $50,000 increased approximately 233% between 1990 and 2002, and is expected to increase approximately 36.3% between 2002 and 2007. Per capita income increased from approximately $13,725 in 1990 to $23,374 in 2002, and is expected to continue to increase to approximately $29,084 in 2007. Bank deposits in Bradenton increased 16.4% between June 30, 2001 and June 30, 2002 to approximately $2,264,053,000. According to SNL DataSource, the annual growth rate in deposits in Sarasota County and Manatee County was 12.8% as of June 30, 2002. As of June 30, 2002 and 2001 Coast Bank held approximately 1.0% and 0.7%, respectively, of the market share in Sarasota and Manatee Counties with deposits of approximately $115,852,000 and $69,078,000, respectively.

Market for Services

      Management believes that our principal markets are: (a) the established and expanding commercial and small business market within the primary market area; (b) the real estate mortgage market within the primary market area for retail lending and throughout Florida for wholesale lending; and (c) the growing consumer loan market.

      Businesses are solicited through the personal efforts of our directors and officers. Management believes a locally-based bank is often perceived by the local business community as possessing a clearer understanding of local commerce and its needs. Consequently, we seek to make prudent lending decisions quickly and more equitably than our competitors without compromising asset quality or our profitability.

      We focus on the smaller commercial customer because management believes that this segment offers the greatest concentration of potential business. Also, the small to mid-size commercial market segment has historically shown a willingness to borrow and carry larger balances. Finally, management perceives that this market segment tends to be more loyal in its banking relationships.

Competition

      We encounter strong competition both in making loans and attracting deposits. The deregulation of the banking industry and the widespread enactment of state laws which permit multi-bank holding companies as well as the availability of nationwide interstate banking has created a highly competitive environment for financial services providers in our primary service area. In one or more aspects of our business, we compete with other commercial banks, savings and loan associations, credit unions, internet banks, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries operating in the Bradenton area and elsewhere. Most of our primary competitors, some of which are affiliated with large bank holding companies, have substantially greater resources, larger established customer bases, higher legal lending limits, extensive branch networks, numerous ATMs, greater advertising-marketing budgets and they may offer certain services, such as trust services, that we do not currently provide. In addition, many of our non-bank competitors are not subject to the same extensive federal regulations that govern state chartered and federally insured banks and may have greater flexibility in competing for business.

      The principal factors in competing for deposits are convenient office locations, flexible hours, interest rates and services, while those relating to loans are interest rates, the range of lending services offered, and lending fees. Additionally, we believe that an emphasis on personalized financial planning and advice tailored to individual customer needs, together with the local character of Coast Bank’s business and its “community bank” management philosophy will enhance its ability to compete successfully in its market areas. Further, we offer a wide range of financial services for our customers, including not only basic loan and deposit services, but also brokerage services and insurance products. We believe that our ability as a community bank to provide such services and advice, and to provide the asset and investment management services and insurance products required by our customers, will be an attractive alternative to consumers in our market area.

Lending Activities

      General. Our primary source of income is generated from the interest earned on Coast Bank’s loan and investment portfolios. Coast Bank maintains diversification when considering investments and the granting of loan requests.

      Lending activities include commercial and consumer loans, and loans for residential and commercial real estate purposes. Commercial loans are originated for commercial construction, acquisition, remodeling, and general business purposes. Consumer loans include those for the purchase of automobiles, boats, home improvements, and personal investments. Coast Bank also offers its own credit cards and credit card merchant services. Residential loans include the origination of conventional mortgages and residential acquisition, development, and construction loans for the purchase or construction of single-family homes.

      Coast Bank primarily enters into lending arrangements for its portfolio loans with individuals who are familiar to us and are residents of our primary market area. Emphasis is placed on the borrower’s ability to generate cash flow to support its debt obligations and other cash related expenses. Coast Bank aggressively pursues small to medium sized commercial business loans and direct residential loans. Also, through its mortgage banking department, Coast Bank has focused its efforts on residential loan originations that can be sold in the secondary market while retaining or packaging the servicing rights for sale. The mortgage banking department maintains relationships with correspondent lenders throughout the State of Florida, ensuring continued lending efforts without a concentration in any one area. Management believes this to be a prudent practice in the mortgage banking area as it minimizes risks associated with the localized economic downturns. The mortgage banking department originates primary construction-to-permanent financing loans, which are considered to have less risk of nonpayment than construction only financings.

      Loan Portfolio Composition. At June 30, 2003, total loans were approximately $144.7 million. Total loans represented approximately 69.2% of our total assets. Historically, our one-to-four family residential and construction loans have been approximately one-third of our total loans. At June 30, 2003, approximately 32.6% of our total loans, or $47.2 million, were in one-to-four family residential and construction loans, excluding approximately $17.3 million in mortgage loans held for sale. The remainder of the loans included in Coast Bank’s loan portfolio were commercial and commercial real estate loans of approximately $64.4 million and consumer and other loans of approximately $33.1 million.

      The following table summarizes the composition of Coast Bank’s loan portfolio by type of loan on the dates indicated.

	At June 30,		At December 31,

	2003		2002		2001

	Amount	%	Amount	%	Amount	%

	(Dollars in Thousands)
Type of Loan:
Commercial(1)	$29,290	20.2%	$23,829	20.4%	$16,678	26.1%
Commercial real estate(1)	35,156	24.3	21,827	18.7	11,038	17.3
Installment(2)	33,076	22.9	29,801	25.5	19,380	30.3
Residential real estate(3)	14,592	10.1	14,780	12.6	6,011	9.4
Residential construction	31,029	21.4	24,914	21.3	10,132	15.8
Residential land	1,565	1.1	1,726	1.5	702	1.1

Total loans	144,708	100.0%	116,877	100.0%	63,941	100.0%

Less:
Deferred loan costs, net	924		676		373
Allowance for loan losses	(1,587)		(1,350)		(644)

Total loans, net	$144,045		$116,203		$63,670

(1)	Commercial real estate and commercial loans is comprised of loans to local businesses involved primarily in light manufacturing, service, retail, and wholesale activities.

(2)	Includes consumer installment loans, such as automobile, mobile home, and boat loans, and personal lines of credit.

(3)	Excludes approximately $17.3, $10.9 and $17.6 million in mortgage loans held for sale as of June 30, 2003, December 31, 2002 and December 31, 2001, respectively.

      Loan Maturity Schedule. The following table sets forth the maturities of loans outstanding as of December 31, 2002.

	December 31, 2002

	Due in	Due After	Due After
	1 Year	1 Year But	5 Years But
	or	Before	Before	Due After
	Less	5 Years	10 Years	10 Years	Total

	(In Thousands)
Commercial	$2,073	$16,154	$3,788	$1,814	$23,829
Commercial real estate	2,632	1,780	2,060	15,355	21,827
Installment	3,013	17,671	1,744	7,373	29,801
Residential real estate(1)	0	0	513	14,267	14,780
Residential construction	24,896	0	0	18	24,914
Residential land	114	1,284	207	121	1,726

Total loans(2)	$32,728	$36,889	$8,312	$38,948	$116,877

(1)	Excludes approximately $17.3 million in mortgage loans held for sale.

(2)	Excludes deferred loan costs and allowance for loan losses.

      Sensitivity of Loans to Changes in Interest Rates. The following table sets forth as of June 30, 2003, December 31, 2002, and December 31, 2001, the dollar amounts of loans due after one year which had predetermined interest rates and loans due after one year which had floating or adjustable interest rates.

	Dollar Amount of Loans

	June 30,	December 31,	December 31,
	2003	2002	2001

	(In Thousands)
Type of Interest Rate:
Predetermined rate, maturity greater than one year	$33,025	$33,975	$24,799
Floating or adjustable rate due after one year	68,669	40,380	29,475

Total	$101,694	$74,355	$54,274

      Commercial Lending. Coast Bank offers a variety of commercial loan services including term loans, lines of credit, and equipment receivables financing. A broad range of short-to-medium term commercial loans, both collateralized and uncollateralized are made available to businesses for working capital (including inventory and receivables), business expansion (including acquisitions of real estate and improvements), and the purchase of equipment and machinery. The purpose of a particular loan generally determines its structure.

      Our commercial loans primarily are underwritten in our primary market area on the basis of the borrower’s ability to service such debt from income. As a general practice, Coast Bank takes as collateral a security interest in any available real estate, equipment, or other chattel, although such loans may be made on an uncollateralized basis. Collateralized working capital loans are primarily collateralized by short-term assets whereas term loans are primarily collateralized by long-term assets.

      Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment and other income and which are collateralized by real property whose value tends to be easily ascertainable, commercial loans typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the business and generally are collateralized by business assets, such as accounts receivable, equipment, and inventory. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself. Further, the collateral underlying the loans may depreciate over time, occasionally cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the business.

      Residential Lending. A large portion of Coast Bank’s lending activities consist of the origination of single-family residential mortgage loans collateralized by owner-occupied property located in our primary service area. Coast Bank also offers adjustable rate mortgages (“ARMs”) and either retains these ARMs in its portfolio or sells them in the secondary market. The ability to retain the ARMs in Coast Bank’s loan portfolio of allows us the opportunity to originate loans to borrowers who may not meet the underwriting criteria of strict secondary market standards (but still meet credit standards).

      Coast Bank offers ARMs with rate adjustments tied to the weekly average rate of U.S. Treasury securities adjusted to a constant one-year maturity with specified minimum and maximum interest rate adjustments. The interest rates on a majority of these mortgages are adjusted between one year and five years with limitations on upward adjustments of 2% per adjustment period and 6% over the life of the loan. Coast Bank also originates 15-year and 30-year fixed-rate mortgage loans on single family residential real estate. Coast Bank generally charges a higher interest rate if the property is not owner-occupied. Fixed-rate mortgage loans are generally underwritten according to FNMA guidelines so that the loans qualify for sale in the secondary market to FNMA. The proportion of fixed-rate and adjustable-rate loan originations typically will depend in large part on the level of interest rates. As interest rates fall, there is generally a reduced demand for ARMs and, as interest rates rise, there is generally an increased demand for ARMs.

      Fixed rate and adjustable rate mortgage loans collateralized by single family residential real estate generally have been originated in amounts of no more than 80% of appraised value. Coast Bank may, however, lend up to 95% of the value of the property collateralizing the loan, but if such loans are made in excess of 80% of the value of the property, they generally must be insured by private mortgage insurance. In the case of mortgage loans, Coast Bank procures mortgagees title insurance to protect against defects in its lien on the property which may collateralize the loan. Coast Bank requires title, fire, and extended casualty insurance to be obtained by the borrower, and, where required by applicable regulations, flood insurance. In the event that a mortgagor fails to pay premiums on fire and other hazard insurance policies, Coast Bank causes insurance to be placed on the property. Although the contractual loan payment period for single family residential real estate loans is generally for a 15-to-30 year period, such loans often remain outstanding for shorter periods than their contractual terms and Coast Bank charges no penalty for prepayment of mortgage loans. Mortgage loans originated by Coast Bank customarily include a “due on sale” clause giving Coast Bank the right to declare a loan immediately due and payable in the event, among other matters, that the borrower sells or otherwise disposes of the real property subject to a mortgage. In general, Coast Bank enforces due on sale clauses. Borrowers are typically permitted to refinance or prepay loans at their option without penalty.

      Installment Loans. Installment loans made by Coast Bank have included automobiles, recreation vehicles, boats, second mortgages, home improvements, home equity lines of credit, personal (collateralized and uncollateralized), and deposit account collateralized loans. Our installment loan portfolio consists primarily of loans to individuals for various consumer purposes, but includes some business purpose loans which are payable on an installment basis. A majority of these loans are for terms of less than 60 months and although generally collateralized by liens on various personal assets of the borrower may be made uncollateralized.

      Coast Bank makes indirect automobile loans through applications taken by selected automobile dealers on application forms approved by us. The majority of these loans are originated through approximately six dealers located in our market area. These dealers have operated in our market area for many years and are well known to our management through current and previous Coast Bank relationships. If an application is approved, money is funded to the dealer and the loan becomes a part of our portfolio. These applications undergo the same approval process as our direct loans and the borrower is generally one of our current customers conducting business in our market area.

      Installment loans are attractive to us because they typically have a shorter term and carry higher interest rates than that charged on other types of loans. Installment loans, however, are subject to additional risks of collectibility when compared to traditional types of loans granted by commercial banks such as residential mortgage loans. In many instances, we have to rely on the borrower’s ability to repay since the collateral may be of reduced value at the time of collection. Accordingly, the initial determination of the borrower’s ability to repay is of primary importance in the underwriting of consumer loans.

      The components of installment loans as of June 30, 2003 was as follows (Dollars in Thousands):

		% of Loans
		to Total
	Amount	Loans

Indirect automobiles	$12,669	8.8%
Direct automobiles	7,426	5.1%
Home equity	9,540	6.6%
Credit cards	945	0.7%
Other	2,496	1.7%

Total installment loans	$33,076	22.9%

      Construction Loans. Coast Bank originates residential construction contractor loans to finance the construction of single-family dwellings. Most of the residential construction loans are made to individuals who intend to erect owner-occupied housing on a purchased parcel of real estate. Coast Bank’s construction loans to individuals typically range in size from $100,000 to $350,000. Construction loans also are made to contractors to erect single-family dwellings for resale. At June 30, 2003, approximately $4,500,000, or 6.7%, of Coast Bank’s construction loans have been made to contractors to erect single-family dwellings for resale. Construction loans are generally offered on the same basis as other residential real estate loans except that a larger percentage down payment is typically required.

      Coast Bank does finance the construction of individual, owner-occupied houses on the basis of written construction loan and underwriting management guidelines. Construction loans are structured either to be converted to permanent loans with Coast Bank at the end of the construction phase or to be paid off upon receiving financing from another financial institution. Such construction loans on residential properties are generally made in amounts up to 80% of appraised value. Construction loans to developers generally have terms of up to 24 months. Loan proceeds on builders’ projects are disbursed in increments as construction progresses and as inspections warrant. The maximum loan amounts for construction loans are based on the lesser of the current appraisal value or the purchase price for the property.

      Construction loans are generally considered to involve a higher degree of risk than long-term financing collateralized by improved, occupied real estate. Our risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property’s value at the completion of construction and estimated cost (including interest) of construction. If the estimate of construction cost proves to be inaccurate, Coast Bank could be required to advance funds beyond the amount originally committed in order to permit completion of the project. If the estimate of anticipated value proves to be inaccurate, the value of our collateral may be insufficient to assure full repayment.

      Loans collateralized by subdivisions and multi-family residential real estate generally are larger than loans collateralized by single family, owner-occupied housing and also generally involve a greater degree of risk. Payments on these loans depend to a large degree on the results of operations and management of the properties, and repayment of such loans may be subject to adverse conditions in the real estate market or the economy.

      Loan Solicitation and Processing. Loan originations are derived from a number of sources. Residential loan originations can be attributed to real estate broker referrals, mortgage loan brokers, direct solicitation by Coast Bank’s loan officers, present depositors and borrowers, builders, attorneys, walk-in customers, and, in some instances, other lenders. Loan applications, whether originated through Coast Bank or through mortgage brokers, are underwritten and closed based on the same standards, which generally meet FNMA underwriting guidelines. Consumer and commercial real estate loan originations emanate from many of the same sources. The legal lending limit of Coast Bank, as of June 30, 2003, was approximately $4.0 million, of which no more than $2.4 million can be loaned on an unsecured basis.

      The loan underwriting procedures followed by Coast Bank are designed to conform with regulatory specifications and to assess the borrower’s ability to make principal and interest payments and the value of any assets or property serving as collateral for the loan. Generally, as part of the process, a bank loan officer meets with each applicant to obtain the appropriate employment and financial information as well as any other required loan information. Upon receipt of the borrower’s completed loan application, Coast Bank then obtains reports with respect to the borrower’s credit record, and orders and reviews an appraisal of any collateral for the loan (prepared for Coast Bank through an independent appraiser). Loan officers or other loan production personnel in a position to directly benefit monetarily through loan solicitation fees from individual loan transactions do not have approval authority. Once a loan application has been completed and all information has been obtained and verified, the loan request is submitted to a final review process. As part of the loan approval process, all uncollateralized loans or loan relationships of more than $250,000 and all collateralized loans or loan relationships of more than $500,000 require pre-approval by Coast Bank’s loan committee which is currently comprised of seven directors of Coast Bank and meets on such basis as is deemed necessary to promptly service loan demand. All loans made to officers, directors, and their affiliates require the approval of the entire board of directors.

      Loan applicants are notified promptly of our decision by telephone and a letter. If the loan is approved, the commitment letter specifies the terms and conditions of the proposed loan including the amount of the loan, interest rate, amortization term, a brief description of the required collateral, and required insurance coverage. Prior to closing any long-term loan, the borrower must provide proof of fire and casualty insurance on the property serving as collateral and which insurance must be maintained during the full term of the loan. Title insurance is required on loans collateralized by real property. Interest rates on committed loans are normally locked in at the time of application for a 30 to 45 day period. The commitment issued at the time of approval will be for the time remaining, based on the application date.

      Mortgage Banking and Residential Lending Operations. We provide mortgage banking services through Coast Bank’s mortgage banking department. Its primary objectives are to increase the residential loan portfolio and resulting interest income, and to increase noninterest income through sales of loans in the secondary market and the retention or sale of the fee generating mortgage servicing rights. The mortgage banking department also pursues the strong residential mortgage loan demand that management believes exists outside of its primary market area in Florida.

      The mortgage banking department’s lending efforts are widely disbursed throughout Florida and are not reliant on a specific region within Florida. Management considers this to be a prudent business practice by reducing risks inherent in localized economic downturns or adverse weather conditions. Such loans are originated through a variety of contacts that the staff has in the mortgage banking industry throughout Florida and the southeastern United States. Furthermore, the mortgage banking division is not dependent on any single source for a significant portion of its volume of loan originations. This department originates, underwrites, closes, and services a broad line of residential mortgage loan products, including construction-to-permanent mortgages, primarily for resale in the secondary mortgage market, but also for Coast Bank’s loan portfolio. The primary function of the mortgage banking department is to originate fixed and adjustable rate construction-to-permanent residential real estate mortgage loans which fit the needs of borrowers for the purchase and construction of homes.

      The mortgage banking department emphasizes the origination of loans for sale in the secondary market while retaining or packaging for sale the fee generating mortgage servicing rights associated with such loans. A majority of the mortgage loans are expected to be sold in the secondary market to FNMA and other institutional investors. Coast Bank is an approved lender and seller servicer for FNMA and for FHLMC. Consideration may be given to making sales of such loans to other governmental agencies in the future. The sale of the loans in the secondary market allows us to hedge against the interest rate risks related to such lending operations. Since we intend to sell these loans in the secondary market upon conversion to permanent financing, when permanent financing is obtained these construction loans are included in the classification “loans held for sale” on our balance sheet.

      In addition to the fees collected at closing of a loan, we attempt to sell the loan for a gain at completion of construction. Such a brokerage arrangement permits Coast Bank to accommodate its client’s demands while eliminating the interest rate risk for the fixed 15-to-30 year term of the loan. By selling the mortgage while retaining the servicing rights, we receive servicing fees and ancillary fees associated with the servicing rights. We may elect to group the servicing rights of a selection of loans together and sell those rights for a lump sum periodically throughout the year.

      In addition to interest earned on loans and fees generated from mortgage servicing activities, we receive loan origination fees or “points” for originating loans which are amortized into interest income over the life of the loan. Origination fees are calculated as a percentage of the principal amount of the mortgage loan and are charged to the borrower for creation of the loan. Loan origination fees are volatile sources of income, and are affected by the volume and types of loans and commitments made, competitive conditions in the mortgage markets, and the demand for and availability of money.

      All mortgage banking department loans of $300,700 to $500,000 must be approved by the President or Executive Vice President/ Residential Lending Manager for Coast Bank. Loans over $500,000 must be approved by Coast Bank’s loan committee.

      Classification of Assets. Generally, interest on loans is accrued and credited to income based upon the principal balance outstanding. It is management’s policy to discontinue the accrual of interest income and classify a loan as non-accrual when principal or interest is past due 90 days or more and the loan is not adequately collateralized, or when in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the obligation. Consumer installment loans will be charged-off after 90 days of delinquency unless adequately collateralized and in the process of collection. Loans will not be returned to accrual status until principal and interest payments are brought current and future payments appear certain. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Subsequent payments received are applied to the outstanding principal balance.

      In this regard, we have implemented Statement of Financial Accounting Standards No. 114 “Accounting by Creditors for Impairment of a Loan,” (SFAS No. 114). Under this standard, a loan is considered impaired, based on current information and events, if it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. We will evaluate individual loans for impairment from internally generated watch lists and other sources. Loans meeting the criteria for impairment may or may not be placed on non-accrual status, based on the loan’s current status. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

      Loans, including impaired loans, generally will be classified by us as non-accrual loans if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well collateralized and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is classified as a non-accrual loan. Loans that are on a current payment status or past due less than 90 days may also be classified as non-accrual if repayment in full of principal and/or interest is in doubt.

      While a loan is classified as non-accrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a non-accrual loan had been partially charged-off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for credit losses until prior charge-offs have been fully recovered. In addition, we perform ongoing reviews of our new and existing loans to identify, evaluate, and initiate corrective action for substandard loans.

      As of June 30, 2003, we had twenty loans on a non-accrual status totaling $375,000, or 0.26% of total loans, and had foreclosed real estate of approximately $92,000, and at December 31, 2002, we had five loans on non-accrual status totaling $55,000, or 0.05% of total loans and had foreclosed real estate of approximately $110,000. At December 31, 2001, we had no loans on non-accrual status and had foreclosed real estate of approximately $138,000.

      For the six months ended June 30, 2003 and the years ended December 31, 2002 and 2001, interest income on loans would have increased approximately $9,000, $1,000, and $9,000, respectively, if the interest on non-accrual loans had been recorded under the original terms of such loans.

      At June 30, 2003, December 31, 2002, and December 31, 2001, loans past due 90 days or more all still accruing interest were $22,000, $243,000, and $12,000, respectively. There were no trouble debt restructured loans at June 30, 2003, December 31, 2002, or December 31, 2001.

      Set forth below is a table of our non-accrual loans at June 30, 2003 and 2002 and at December 31, 2002 and 2001.

	At June 30		At December 31,

	2003(1)	2002	2002	2001

	(Dollars In Thousands)
Residential real estate	$142	$—	—	$—
Residential construction	—	—	—	—
Residential land	—	—	—	—
Commercial real estate loans	—	—	—	—
Commercial loans	81	—	—	—
Installment loans	152	—	55	—

Total non-accrual loans	$375	$—	$55	$—

(1)	At June 30, 2003, the non-accrual loans includes two residential mortgage loans, two commercial real estate loans, and sixteen installment loans.

      Allowance for Credit Losses. In originating loans, we recognize that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, and, in the case of a collateralized loan, the quality of the collateral for the loan as well as general economic conditions. It is management’s policy to maintain an adequate allowance for loan losses based on, among other things, management’s loan loss experience, evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality.

      The calculation of the allowance for loan losses is divided into two primary allocation groups: (a) specific allocation loans, and (b) all other passing grade loans. For specific allocation loans, we have determined an allowance amount to set aside which we believe is sufficient to cover any potential collateral shortfall. Problem loans are identified by the loan officer, by the loan review process, loan committee of Coast Bank, or by Coast Bank’s regulatory examiners. Those loans identified as problem loans are assigned a risk grade. Loans graded as “special mention” are multiplied by an inherent loss factor of 1% if collateralized by real estate and 5% for all other loans to determine the amount to be included in the allowance. Loans graded as “substandard” are generally multiplied by a loss factor of 15%, loans graded as “doubtful” are generally multiplied by a loss factor of 50% and loans graded as “loss” are multiplied by a loss factor of 100%. In addition to the 15% and 50% on substandard and doubtful loans the loans are individually reviewed for any additional reserve that may be necessary. All other loans, graded as “pass” are multiplied by an historical experience factor to determine the appropriate level of the allowance for loan losses. In addition to historical experience factors, we also provide for losses due to economic factors, concentration of credit, and portfolio composition changes.

      Management monitors our asset quality and will charge-off loans against the allowance for credit losses when appropriate or provide specific loss allowances when necessary. Although management believes it uses the best information available to make determinations with respect to the allowance for credit losses, future adjustments may be necessary if economic conditions differ from the economic conditions in the assumptions used in making the initial determinations. Because mortgage loans held for sale, including construction-to-permanent loans, are not expected to be held in our loan portfolio and we believe our risk of loss on such loans is less than loans held in our loan portfolio, we do not maintain the 1.0% reserve on loans held for sale. As of June 30, 2003, our allowance for loan losses was approximately $1,587,000 or 1.10% of total loans (less loans held for sale) as of such date (or 0.98% of total loans, including loans held for sale). Charge-offs for the six months ended June 30, 2003 were approximately $75,000.

      Our allowance for loan losses at December 31, 2002 and 2001 amounted to $1,350,000 and $644,000, or 1.16% and 1.01%, respectively, of total loans of such date (or 1.06% and 0.79% of total loans, including loans held for sale, respectively). During the years ended December 31, 2002, and 2001, charge-offs were approximately $129,000 and $79,000, respectively. The following table sets forth an analysis of Coast Bank’s allowance for loan losses for the periods indicated.

	At or for the	At or for the fiscal year
	six months ended	ended December 31,
	June 30,
	2003	2002	2001

	(Dollars in Thousands)
Total loans outstanding at the end of the period(1)	$144,708	$116,877	$63,941

Allowance at beginning of period	1,350	644	370

Loans charged-off during the period:
Residential real estate	(15)	0	(52)
Residential construction	0	0	0
Residential land	0	0	0
Commercial real estate	0	0	0
Commercial	0	(50)	(8)
Installment	(60)	(79)	(19)

Total loan charge-offs	(75)	(129)	(79)

Recoveries of loans previously charged-off:
Residential real estate	0	0	0
Residential construction	0	0	0
Residential land	0	0	0
Commercial real estate	0	0	0
Commercial	0	0	0
Installment	0	0	0

Total recoveries	0	0	0

Net loans charged-off during the period	75	129	79

Provisions charge to income for loan losses	312	835	353

Allowance at end of period	$1,587	$1,350	$644

Ratio of net charge-offs to average loans outstanding	0.05%	0.13%	0.13%

Allowance as a percentage of total loans(1)(2)	1.10%	1.16%	1.01%

Allowance as a percentage of nonperforming and non-accrual loans	399.75%	453.02%	5,366.67%

(1)	Excludes loans held for sale.

(2)	If loans held for sale are included, the allowance as a percentage of total portfolio loans was 0.98%, 1.06% and 0.79% at June 30, 2003, December 31, 2002 and December 31, 2001, respectively.

      The following table sets forth a breakdown of the allowance for credit losses by loan category for the periods indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of an allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category.

	At June 30		At December 31,

	2003		2002		2001

		% of loans		% of loans		% of loans
		to total		to total		to total
	Amount	loans	Amount	loans	Amount	loans

	(Dollars in Thousands)
Commercial	$617	20.2%	$491	20.4%	$177	26.1%
Commercial real estate	331	24.3	230	18.7	76	17.3
Installment	362	22.9	342	25.5	199	30.3
Residential real estate	86	10.1	102	12.6	68	9.4
Residential construction	182	21.4	173	21.3	115	15.8
Residential land	9	1.1	12	1.5	9	1.1

Total allowance for loan losses	$1,587	100.0%	$1,350	100.0%	$644	100.0%

      The measurement of impaired loans is based on the fair value of the loan’s collateral. The measurement of non-collateral dependent loans is based on the present value of expected future cash flows discounted at the historical effective interest rate. The components for the allowance for loan losses are as follows:

	At
	June 30	At December 31

	2003	2002	2001

	(In Thousands)
Impaired loans	$143	$28	$0
Other	1,444	1,322	644

	$1,587	$1,350	$644

      The following table sets forth the average investment in impaired loans and interest income recognized and received on impaired loans during the six month period ended June 30, 2003, and for the fiscal years ended December 31, 2002 and 2001:

	For the six
	months ended	For the year ended
	June 30	December 31

	2003	2002	2001

	(In Thousands)
Average investment in impaired loans	$215	$1	$126

Interest income recognized on impaired loans	$16	$0	$2

Interest income received on impaired loans	$2	$0	$2

Investment Activities

      At June 30, 2003, our investment portfolio totaled $28,147,000, compared to approximately $29,290,000 and $16,938,000 at the years ended December 31, 2002 and 2001, respectively. The investment portfolio currently consists of collateralized mortgage obligations and mortgage backed securities and, in the past, also has included U.S. agency securities. Maturities range from one month to thirty years with a portfolio average duration of 3.12 years.

      Funds generated by Coast Bank as a result of increases in deposits or decreases in loans which are not immediately used by Coast Bank are invested in securities held in our investment portfolio. The investment portfolio is used as a source of liquidity for Coast Bank. The investment portfolio is structured so that it provides for an ongoing source of funds for meeting loan and deposit demands and for reinvestment opportunities to take advantage of changes in the interest rate environment.

      Equity securities, and debt securities which may be sold prior to maturity, are classified as available for sale and are carried at market value. At each of the periods ended June 30, 2003, December 31, 2002, and December 30, 2001, our entire investment portfolio was classified as available for sale. Changes in market value, net of applicable income taxes, are reported as a separate component of stockholders’ equity. Gains and losses on the sale of securities are recognized at the time of the sale using the specific identification method.

      Management reviews its investment portfolio on an ongoing basis to determine if there has been an other-than-temporary decline in value. Some of the considerations management makes in the determination are market valuations of particular securities and economic analysis of the securities’ sustainable market values based on the underlying collateral. If the decline in value is not considered to be temporary, management will write down the value of such securities through an adjustment against earnings.

      The following table summarizes our investment portfolio as of the dates indicated.

Investment Securities Portfolio

	At June 30	At December 31,

	2003	2002	2001

	(In Thousands)
Available for Sale(1):
U.S. Government agencies	$0	$1,505	$9,014
Mortgage-backed securities	26,617	25,208	6,840
Collateralized mortgage obligations	1,530	2,577	1,084

Total available for sale(2)	$28,147	$29,290	$16,938

(1)	No securities are being held to maturity. Carried at estimated market value.

(2)	Amortized cost of such securities ($ in thousands) was $28,248, $29,382 and $17,072 as of June 30, 2003, December 31, 2002, and December 31, 2001, respectively

      The following table summarizes our securities by maturity and weighted average yields at June 30, 2003, December 31, 2002, and December 31, 2001.

			After One Year		After Five Years
			But Within		But Within
	Within One Year		5 Years		10 Years		After 10 Years		Total

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	(Dollars in Thousands)
At June 30, 2003
Mortgage-backed securities and collateralized mortgage obligations									$28,147	3.40%

At December 31, 2002
U.S. Government agencies	$0	0.00%	$1,005	1.97%	$500	5.15%	$0	0.00%	$1,505	3.03%
Mortgage-backed securities and collateralized mortgage obligations									27,785	3.87

	$0	0.00%	$1,005	1.97%	$500	5.15%	$0	0.00%	$29,290	4.09%

At December 31, 2001
U.S. Government agencies	$4,046	2.11%	$4,277	3.58%	$691	6.21%	$0	0.00%	$9,014	3.83%
Mortgage-backed securities and collateralized mortgage obligations									$7,924	6.09%

	$4,046	2.11%	$4,277	3.58%	$691	6.21%	$0	0.00%	$16,938	4.51%

      During the year ended December 31, 2002, an asset-backed security held as available for sale with a balance of approximately $1.2 million was written-off due to a permanent impairment. In September 2000, pursuant to a brokerage arrangement with a third party broker, Coast Bank purchased this asset-backed security which at the time of purchase had a face value of $1.2 million. Upon inquiry made by Coast Bank in March 2001, the brokerage firm incorrectly advised Coast Bank of the bond’s current rating. The broker had failed to note that the bond’s rating had been downgraded and by the time the downgraded rating was discovered, the asset-banked security had experienced substantial deterioration in market value. Accordingly, the brokerage firm negotiated a settlement with Coast Bank whereby we recovered a portion of the loss sustained. During the six months ended June 30, 2003, approximately $400,000 was recovered by Coast Bank from the brokerage firm who sold Coast Bank the security. While Coast Bank is entitled to receive future recoveries under its agreement with the brokerage firm, management believes any further recovery is unlikely. We no longer invest in asset-backed securities and we do not have any other asset-backed securities in our investment portfolio.

Deposit Activities and Other Source of Funds

      General. Deposit accounts are the primary source of funds of Coast Bank for use in lending and other investment purposes. In addition to deposits, Coast Bank draws funds from interest payments, loan principal payments, loan and security sales, securities sold under repurchase agreements, the purchase of overnight funds from correspondent banks, advances from the FHLB, and funds from operations (including various types of loan fees). Scheduled loan payments of principal and interest are a relatively stable source of funds, while deposit inflows and outflows are significantly influenced by general interest rates and money market conditions. Coast Bank may use borrowings on a short-term basis if necessary to compensate for reductions in the availability of other sources of funds, or borrowings may be used on a longer term basis for general business purposes.

      Deposit Activities. Deposits are attracted principally from within our primary market areas through the offering of a broad variety of deposit instruments, including checking accounts, money market accounts, savings accounts, certificates of deposit (including jumbo certificates in denominations of

$100,000 or more), and retirement savings plans. Total deposits were approximately $163.4 million at June 30, 2003, compared to $146.1 million and $92.5 million at December 31, 2002 and 2001, respectively. Coast Bank has developed consumer and commercial deposit relationships through referrals and additional contacts within our market area. As of June 20, 2003 and December 31, 2002 and 2001, jumbo certificates accounted for $28.2 million, $24.9 million, and $17.0 million of our deposits, respectively. We have not aggressively attempted to obtain large denomination, high interest-bearing certificates except to address a particular funding need. Further, at June 30, 2003, we did not have any brokered deposits.

      Maturity terms, service fees, and withdrawal penalties are established by Coast Bank on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations

      Deposit Flows and Average Balance and Rates. The following table sets forth the average balance and weighted average rates for our categories of deposits for the periods indicated.

				For the fiscal year ended December 31,

	For the six months ended
	June 30, 2003			2002			2001

	Average	Average	% of	Average	Average	% of	Average	Average	% of
	Balance	Rate	Deposits	Balance	Rate	Deposits	Balance	Rate	Deposits

Noninterest-bearing demand deposits	$17,226	0.00%	10.4	$11,287	0.00%	9.6	$4,822	0.00%	7.4
NOW accounts	9,332	0.81	5.6	5,377	1.00	4.6	3,460	1.68	5.3
Money market accounts	29,914	2.03	18.1	23,227	2.79	19.8	14,692	3.91	22.5
Regular savings	1,892	1.16	1.1	1,636	1.71	1.4	1,221	2.78	1.8
Time deposits	107,023	4.21	64.8	75,670	4.80	64.6	41,188	6.32	63.0

Total average deposits	$165,387	3.15%	100.0	$117,197	3.72%	100.0	$65,383	5.00%	100.0

      Certificates of Deposit. At June 30, 2003, certificates of deposit represented approximately 68% of our total deposits, as compared to 67% and 66% of our total deposits at December 31, 2002 and 2001, respectively. We do not have a concentration of deposits from any one source, the loss of which would have a material adverse effect on our business. Management believes that substantially all of our depositors are residents, either full or part time, in our primary market area.

      The following table summarizes the amount of our certificates of deposit of $100,000 or more by time remaining until maturity at June 30, 2003, December 31, 2002, and December 31, 2001.

	At June 30,	At December 31,

Maturity Period	2003	2002	2001

	(In Thousands)
Less than three months	$3,716	$4,762	$3,720
Over three months through six months	5,229	3,861	2,624
Over six months through twelve months	4,660	3,441	3,950
Over twelve months	14,619	12,862	$6,645

Totals	$28,224	$24,926	$16,939

      The following table indicates the scheduled maturities of our time deposits as of June 30, 2003, December 31, 2002, and December 31, 2001.

	At June 30,	At December 31,

Maturity Period	2003	2002	2001

	(In Thousands)
Due within one year	$45,915	$45,911	$35,326
Due after one year	64,896	52,327	25,294

	$110,811	$98,238	$60,620

      Deposit Flows. The following table sets forth our deposit flows during the periods indicated.

	Six Months Ended		Years Ended
	June 30		December 31,

	2003	2002	2002	2001

	(In Thousands)
Net increase before interest credited	$15,269	$18,040	$51,170	$53,129
Net interest credited	1,948	1,804	2,428	1,156

Net deposit increase	$17,217	$19,844	$53,598	$54,285

      Borrowings. To date, Coast Bank has relied on deposits, proceeds from sales of its securities, repurchase agreements, and the purchase of overnight funds from correspondent banks as its major sources of funding. As of June 30, 2003, Coast Bank held repurchase agreements, which are used as sweep accounts for commercial customers, of approximately $19.7 million. In the future, Coast Bank also will rely on loan repayments, loan sales, and the sale of investment securities as additional sources of funding. In addition, in the future if there are periods when the supply of funds from deposits or other sources cannot meet the demand for loans, Coast Bank has the ability to seek a portion of the needed funds through loans (advances) from the FHLB where it currently has a $14.0 million line of credit. The amounts advanced under FHLB advances, the maturity date, and the weighted-average interest rate as of June 30, 2003, December 31, 2002, and December 31, 2001 are set forth in the table below:

			At December 31,

Maturity	Interest Rate	At June 30, 2003	2002	2001

		(In Thousands)
2002	2.89%	$0	$0	$2,000
2004	2.66%	1,500	1,500	—
2005	3.18%	$1,000	$1,000	—

		$2,500	$2,500	$2,000

      During 2003 the Company entered into a $600,000 line of credit with the Independent Bankers’ Bank of Florida. This line of credit, which bears interest at an annual rate equal to the prime rate (4%), requires interest payments monthly and no principal payments until maturity on April 15, 2005. As of June 30, 2003, we have been advanced approximately $268,000 under this line of credit. The Company’s directors have entered into an agreement with the Company to make any cash infusions necessary to repay this line of credit if we have insufficient funds to do so. A portion of the offering proceeds will be used to repay and terminate this line of credit. There were no short-term borrowings at December 31, 2002 and $8,000 in federal funds purchased at December 31, 2001.

In-House Data Processing

      We perform our own data and item processing, resulting in decreased reliability on outside vendors to provide such service. We believe that performing our own item processing results in superior customer service because it provides our customers with the ability to make deposits up to 6:00 p.m. five days a week, while receiving same-day credit. Additionally, in-house processing allows Coast Bank to efficiently and accurately add products and services without outside intervention. We believe that as Coast Bank grows, the cost of data and item processing will remain relatively flat and will result in long-term cost savings.

Activities of Bank Subsidiary

      Coast Financial Partners, Inc., a Florida corporation and wholly-owned subsidiary of Coast Bank, was formed on August 2, 2000 to serve as a vehicle through which Coast Bank may offer certain non-banking financial services to our customers.

      Coast Bank and Coast Financial Partners have entered into a Brokerage Services Marketing Agreement with Raymond James Financial Services, Inc. (“RJFS”) pursuant to which RJFS’s securities products, brokerage services, and insurance products and services are offered to Coast Bank’s customers and the general public. RJFS is a broker-dealer registered with the Securities and Exchange Commission, the National Association of Securities Dealers, and certain state securities regulatory bodies and is licensed to sell insurance products. Under the Brokerage Services Marketing Agreement, Coast Financial Partners leases a designated sales area in each of Coast Bank’s banking offices for a fee and makes such space available for the offer and sale of RJFS products and services. RJFS is required to take the necessary steps to register all such locations under applicable securities and insurance laws. RJFS offers securities products, insurance products, investment advisory services, brokerage services and more to our customers through Coast Financial Partners employees.

      Coast Financial Partners is entitled to receive (a) a percentage of commission base revenues generated from the sale of RJFS products and services by its employees, (b) bonus payments based on production levels, and (c) a percentage of fees generated in connection with various fee-based accounts established by its customers. Coast Financial Partners is responsible for the payment of all expenses and certain other costs of operating its business.

      Coast Financial Partners commenced operations in October 2000 and originally established a relationship with Legg Mason Financial Services, Inc., and its assets under management reached approximately $16 million in 2001. Due to market conditions and other factors, assets under management dropped to approximately $12 million at the end of 2001 and was approximately $11 million as of February 17, 2002. On February 17, 2002, CFP hired Daniel L. Gilmore, a registered broker dealer affiliated with RJFS, to serve as its President and Chief Operating Officer. In connection with his employment, Mr. Gilmore transferred his clients and business to Coast Financial Partners. As of June 30, 2003, Coast Financial Partners’ assets under management were approximately $35 million.

Employees

      At June 30, 2003, the Company and Coast Bank (and its subsidiary) together employed 110 full-time and 7 part-time employees. None of these employees is covered by a collective bargaining agreement and we believe that our employee relations are good.

Properties

      The executive and administrative offices of the Company and Coast Bank are located at 2412 Cortez Road West, Bradenton, Florida 34207 and consist of approximately 7,900 square feet on one floor, containing a lobby, executive and customer service offices, teller stations, safe deposit booths, and related non vault area and vault operations. A drive through facility and adequate paved parking also is on the premises. Coast Bank owns the building and leases the property on which it is situated. Under the terms of the ground lease, which expires on October 31, 2007, the ground lease may be renewed at Coast Bank’s option for 5 consecutive 10-year periods and one consecutive 14-year period (in the event all five 10-year renewal options have been exercised). The annual rental payments under the lease are approximately $16,095 through October 31, 2007. On November 1, 2007, and on each fifth anniversary thereafter, the annual rental payments increase by 4%. Management believes that this banking facility has sufficient parking for its customers as well as visibility from highly traveled thoroughfares.

      Coast Bank acquired additional administrative office space during 2002 to support continued growth. The additional facility consists of approximately 10,000 square feet on one floor and is located at 6205 Cortez Road West, Bradenton, Florida 34210 (“Operations Center”). This facility serves as Coast Bank’s primary operations center and contains Coast Bank’s executive and administrative office for support staff and the residential lending department. Coast Bank owns the building and underlying property.

      Coast Bank also acquired an additional branch office during 2002 located at 7051 Manatee Avenue, Bradenton, Florida 34209. This branch consists of approximately 6,000 square feet on one floor containing a lobby, customer service offices, teller stations, safe deposit boxes, and related vault area. In addition, office space is provided for Coast Bank’s subsidiary, Coast Financial Partners. Coast Bank owns the building and underlying property.

      We also have a 2,150 square foot branch office facility located on Longboat Key. Effective December 1, 2000, we assumed a five-year lease for this branch office and our current annual base rent is $40,425, which, on December 1, 2003, will increase to $41,600 for the remainder of the lease. This lease expires on November 30, 2005 and may be renewed for two additional five-year terms.

      During 2003, Coast Bank also acquired three additional sites to be used for branch offices. The first site located at 9819 Cortez Road West, Bradenton, Florida was opened in September 2003 in a temporary facility. The permanent facility, which will be approximately 3,000 square feet, is expected to be available to house the branch in January 2004. The second facility, located at 995 N. Haben Boulevard, Palmetto, Florida, consists of land and a former bank branch office of approximately 3,000 square feet. It is anticipated, subject to regulatory approval, that this location could be renovated and opened in late 2003. The third site, located on State Road 70, Bradenton, Florida, consists of vacant land. It is anticipated, subject to regulatory approval, that this location can be constructed and opened by mid-2004.

Legal Proceedings

      The Company and Coast Bank is periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, foreclose on loan defaults, claims involving the making and servicing of real property loans, and other issues incident to our business. Management does not believe that there is any proceeding threatened or pending against the Company or Coast Bank which, if determined adversely, would have a material effect on the business, results of operations, cash flows, or financial position of the Company or Coast Bank.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Critical Accounting Policies

      We believe that the determination of the allowance for loan losses represents a critical accounting policy. The allowance for loan losses is maintained at a level management considers to be adequate to absorb probable loan losses inherent in the portfolio, based on evaluations of the collectibility and historical loss experience of loans. Credit losses are charged and recoveries are credited to the allowance. Provisions for loan losses are based on our review of the historical loan loss experience and such factors which, in management’s judgment, deserve consideration under existing economic conditions in estimating probable credit losses. The allowance is based on ongoing assessments of the probable estimated losses inherent in the loan portfolio. Our methodology for assessing the appropriate allowance level consists of several key elements described below.

      Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on our estimate of the borrower’s ability to repay the loan given the availability of collateral, other sources of cash flows, and available legal options. Included in the review of individual loans are those that are impaired as provided in Statement of Financial Accounting Standards No. 114, “Accounting by Creditors for Impairment of a Loan” as amended. Any specific reserves for impaired loans are measured based on the fair market value of the underlying collateral. We evaluate the collectibility of both principal and interest when assessing the need for a special reserve. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

      Homogenous loans, such as installment and residential mortgage loans, are not individually reviewed by management. Reserves are established for each pool of loans based on the expected net charge-offs. Loss rates are based on the average net charge-off history by loan category.

      Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management’s judgment, reflect the impact of any current conditions or loss recognition. Factors which management considers in the analysis include the effects of the local economy, trends in the nature and volume of loans (delinquencies, charge-offs, nonaccrual and problem loans), changes in the internal lending policies and credit standards, collection practices, and examination results from bank regulatory agencies and our internal credit review function.

      An unallocated reserve is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans.

      Specific reserves on individual loans and historical loss rates are reviewed throughout the year and adjusted as necessary based on changing borrower and collateral conditions and actual collection and charge-off experience.

      Based on the procedures discussed above, management believes that allowance for loan losses were adequate to absorb estimated loan losses associated with the loan portfolio at June 30, 2003. Actual results could differ from these estimates. However, since the allowance is affected by management’s judgment and uncertainties, there is the likelihood that materially different amounts would be reported under different conditions or assumptions. To the extent that the economy changes, collateral values change, reserve factors change, or the nature and volume of problem loans change, we may need to adjust its provision for loan losses. Material additions to our provision for loan losses would result in a decrease in net earnings and capital.

General

      We are a recently formed bank holding company and our principal asset is our ownership of Coast Bank. Accordingly, our results of operations is primarily dependent on the results of the operations of Coast Bank which we did not acquire until April 15, 2003.

      Coast Bank also has a limited operating history. Coast Bank commenced the initial offering of its common stock in September 1999 to raise the funds necessary to commence operations. After raising gross proceeds of approximately $6.0 million, the offering closed on March 28, 2000 and banking operations began in April 2000. In February 2001, Coast Bank commenced an offering of its Series A Preferred Shares which closed in June 2001, yielding gross proceeds of approximately $6.0 million. In May 2002, Coast Bank called for redemption of its outstanding warrants and offered and sold additional shares of its common stock (collectively, the “Warrant Offering”). The Warrant Offering closed in July 2002 and Coast Bank received gross proceeds of approximately $7.4 million. All of such proceeds generated from the sales of Coast Bank’s stock were used to support its continued growth and expansion of its operations.

      Through Coast Bank, we conduct a commercial banking business which consists of attracting deposits from the general public and applying those funds to the origination of loans for commercial, consumer, and real estate loans (including commercial loans collateralized by real estate). We have experienced substantial growth in our loan portfolio and deposits since inception and we are in need of additional capital in order to continue our growth and to fund our expansion. Our profitability will depend in part on net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) less the interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rate paid on these balances.

      Net interest income will be dependent upon our interest rate spread, which is the difference between the average yield earned on our interest-earning assets and the average rate paid on our interest-bearing liabilities. When interest-bearing assets approximate or exceed interest-bearing liabilities, any increase in interest rates generally will generate net interest income. The interest rate spread is impacted by interest rates, deposit flows, and loan demands.

      Additionally, our profitability will be affected by such factors as the level of noninterest income and expenses, the provision for loan losses, and the effective tax rate. Noninterest income consists primarily of service charges on deposit accounts and other fees and income from the sale of loans, servicing rights, and investment securities. Noninterest expenses consist of compensation and benefits, occupancy related expenses, deposit insurance premiums paid to the FDIC, expenses of opening a branch office or offices, and other operating expenses. Because we are a recently formed banking institution, significant noninterest expenses have been incurred in connection with our organization and the costs associated with start-up activities. We also have incurred and expect to incur in the future significant additional noninterest expenses due to our growth and banking strategy. Accordingly, it is unlikely that we will report profitable operations for 2003 and there is no assurance that we will report profitable operations in the future.

      This Management’s Discussion and Analysis or Plan of Operation discusses on a consolidated basis, material changes (i) in the financial condition of the Company from December 31, 2002 to June 30, 2003 and from December 31, 2001 to December 31, 2002, and (ii) in the results of operations with respect to the six month period ended June 30, 2003 compared to June 30, 2002 and the year ended December 31, 2002 compared to the year ended December 31, 2001. The discussion and analysis set forth below is intended to assist you in understanding the financial condition and results of our operations. For purposes of this discussion, references to the Company relate to the Company and Coast Bank on a consolidated basis after April 15, 2003, and to Coast Bank prior to April 15, 2003. You should read this discussion together with your review of our consolidated financial statements and the related notes and other statistical information contained in this prospectus.

Results of Operations

Comparison of Six Months Ended June 30, 2003 and 2002

      General. For the six months ended June 30, 2003, we reported net income of approximately $50,000, before the payment of a cash dividend of approximately $105,000 of our Series A Preferred Shares. As a result of our dividend payment, a net loss of approximately $55,000 was applicable to our common shareholders, or basic and diluted loss per share applicable to common shareholders of $(0.04), as compared to a net loss of $(30,000), or basic and diluted loss per share of $(0.04) for the six months ended June 30, 2002. Our earnings for the six month period in 2003 was primarily the result of $230,000 after-tax recovery (net of legal fees) on impaired securities. These impaired securities consisted of certain asset-backed securities held for sale that we acquired pursuant to a brokerage arrangement with a third party brokerage firm (the “Defaulted Bond”). Upon inquiry made by Coast Bank in March 2001, the brokerage firm incorrectly advised Coast Bank of the bond’s current rating. The broker had failed to note that the bond’s rating had been downgraded and by the time the downgraded rating was discovered, the asset-backed security had experienced substantial deterioration in market value. Accordingly, the brokerage firm negotiated a settlement with Coast Bank whereby we recovered a portion of the loss sustained. The recovery we recorded in this period was the result of the settlement with the brokerage firm. We believe that future recoveries are unlikely.

      Our results for this period also included approximately $88,000 after-tax expenses associated with the formation and organization of the bank holding company. The loss for the six month period in 2002 was the result of the activities surrounding the expansion of business operations. From 2002 to 2003, net interest income increased for the six month period by $1.1 million and noninterest income increased by $671,000. The increase in noninterest income from 2002 to 2003 is primarily attributable to an increase in the gain on the sale of loans held for sale, an increase in service charges and fees, and increases in asset management fees. Noninterest expenses for the six months ended June 30, 2003 increased to $4.0 million from $2.4 million for the six months ended June 30, 2002, due to the growth of Coast Bank and the bank holding company formation.

      Our total assets at June 30, 2003 were approximately $209.2 million, an increase of $33.3 million or approximately 18.9% from December 31, 2002. The majority of the increase was due to a $27.8 million increase in net loans. Asset growth was funded by a $17.2 million increase in deposits and a $11.5 million increase in repurchase agreements with customers.

      Our net loans at June 30, 2003 totaled approximately $144.0 million net, or approximately 69% of the total assets. Of the total, portfolio loans consisted of approximately $29.3 million in commercial loans, approximately $35.2 million in commercial real estate loans, approximately $47.2 million in residential real estate loans, and approximately $33.1 million in installment loans, net of deferred costs and allowance for loan losses of approximately $663,000. Loans held for sale were $17.3 million. The allowance for loan losses increased from $1.4 million at December 31, 2002 to $1.6 million at June 30, 2003. The allowance for loan losses at June 30, 2003 was 1.10% of portfolio loans (excluding loans held for sale).

      Net Interest Income. Net interest income, which constitutes the principal source of income for Coast Bank, is the difference between interest earned on its interest-earning assets and the interest accrued on interest-bearing liabilities. The principal interest-earning assets are loans, investment securities, and short-term investments. Interest-bearing liabilities primarily consist of customer deposits (such as interest paying checking accounts or NOW accounts, retail savings deposits, money market accounts, and time deposits), repurchase agreements, and FHLB advances. Funds attracted by these interest-bearing liabilities are invested by the Bank in interest-earning assets. Accordingly, net interest income depends on the volume of average interest-earning assets and average interest-bearing liabilities and the interest rates earned or paid on them.

      Total interest income for the six months ended June 30, 2003 and 2002 was approximately $5.7 million and $3.9 million, respectively, on average outstanding balances of interest earning assets of approximately $183.0 million and $114.3 million, respectively. This increase was due primarily to a $1.6 million increase in interest income from loans resulting from a $54.6 million increase in the average loan balance which was partially offset by a decrease in the weighted average yield earned in 2003 to 6.98% from 7.70% in 2002. Interest income for loans for each of the six months ended June 30, 2003 and 2002 comprised approximately 89% of the total interest income from interest earning assets.

      Total interest expense for the six months ended June 30, 2003 and 2002 was approximately $2.8 million and $2.1 million, respectively. The increase was due primarily to a $55.0 million increase in average interest bearing deposits. The average cost of all interest-bearing liabilities for the six months ended June 30, 2003 and 2002 was 3.41% and 4.11%, respectively.

      Net interest income was $2.9 million and $1.8 million respectively, for the six months ended June 30, 2003 and 2002. The increase in net interest income during this period principally was due to an increase in net interest margin. The net interest margin was 3.13% and 3.18% for 2003 and 2002, respectively.

      Provision for Loan Losses. The provision for loan losses was $312,000 for the six-months ended June 30, 2003 compared to $347,000 for the six-months ended June 30, 2002. The provision decreased due to the growth in real estate loans. While nonperforming loans increased during the six-months ended June 30, 2003 to $397,000 compared to no loans in 2002, net charge-offs to average loans remained relatively the same during the six-months ended June 30, 2003 at 0.05% compared to 0.04% for 2002 due to several factors: early identification of problem credits, thorough workout strategies, the fact that 56.9% of the loan portfolio is secured by real estate, and there were no concentrations in industries that experienced poor performance during the six months ended June 30, 2003.

      At June 30, 2003 and 2002, we had total net loans of approximately $144.0 million (excluding approximately $17.3 million held for sale) and approximately $87.6 million (excluding approximately $16.1 million held for sale), respectively. Allowance for loan losses was approximately $1.6 million and $953,000 at June 30, 2003 and 2002, respectively, representing 1.10% and 1.08% of total net loans at the end of each period (excluding loans held for sale).

      Noninterest Income. Noninterest income for the six months ended June 30, 2003 and 2002 was approximately $1.5 million and $844,000, respectively. The increase in noninterest income for the six months ended June 30, 2003 primarily was due to an increase in service charges and fees during 2003 as compared to the same period in 2002, as well as from gains on the sale of loans of $683,000, which represents an increase of $229,000 from the period ended June 30, 2002. Service charges and fee increases were the result of loan and deposit growth. The increase in gain on sale of loans in 2003, when compared to the six months ended June 30, 2002, was due to an increase in loans sold. The gain on sale of securities for the six months ended June 30, 2003 was $98,000, up from $7,000 for the six months ended June 30, 2002. In addition, asset management fees increased over the same period $177,000 due to an increase in asset management accounts.

      A summary of the major components of noninterest income for the periods indicated are set forth below:

	Six Months Ended	Six Months Ended
	June 30, 2003	June 30, 2002

	(In Thousands)
Service charges on deposit accounts	$192	$164
Gain on sale of loans held for sale	683	454
Gain on sale of securities available for sale	98	7
Net loan servicing (costs) fees	(50)	36
Asset management fees	240	63
Other service charges and fees	288	118
Other income	64	2

Total	$1,515	$844

      Noninterest Expense. Noninterest expense for the six months ended June 30, 2003 and 2002 was approximately $4.0 million and $2.4 million, respectively. Noninterest expenses were 4.03% and 3.84%, respectively, of average assets, on an annualized basis, for the six month periods ended June 30, 2003 and 2002. The largest components, related to salaries and employee benefits, were approximately 58.8% and 53.1%, respectively, of such noninterest expenses for the six month period ended June 30, 2003 and 2002. The increase in noninterest expense in 2003 was due primarily to salaries and employee benefits and occupancy expenses due to the opening of a third branch office in the third quarter of 2002 and the purchase of the operations center, and the hiring of employees to support the overall growth of Coast Bank.

      A summary of the major components of noninterest expenses for the periods indicated is set forth below:

	Six Months Ended	Six Months Ended
	June 30, 2003	June 30, 2002

	(In Thousands)
Salaries and employee benefits	$2,347	$1,254
Occupancy and equipment	644	386
Data processing	345	227
Professional fees	203	81
Office supplies	107	45
Advertising	144	97
Organizational costs	141	0
Recovery on a security held available for sale	(400)	0
Other expenses	460	270

Total	$3,991	$2,360

      Income Tax Provisions. The income tax provision for the six months ended June 30, 2003 was $31,000 compared to an income tax benefit of $(15,000) for the six months ended June 30, 2002.

Comparison of Periods Ended December 31, 2002 and 2001

      General. For the year ended December 31, 2002, we reported a net loss of approximately $(691,000), or basic and diluted loss per share of $(0.66), as compared to a net loss of $(477,000), or basic and diluted loss per share of $(0.68) for the period ended December 31, 2001. Our loss in 2002 was primarily the result of a $744,000 after-tax loss incurred on the Defaulted Bond. We no longer invest in these types of instruments and do not have other asset-backed bonds in our portfolio. The loss incurred in 2001 was the result of the activities surrounding the expansion of business operations. From 2001 to 2002, net interest income increased by $1.8 million and noninterest income increased by $1.2 million. The increase in noninterest income from 2001 to 2002 is primarily attributable to an increase in the gain on the sale of loans held for sale, an increase in service charges and fees, and an increase in asset management fees. Noninterest expense for the year ended December 31, 2002 increased to $6.8 million from $4.0 million in 2001, due to the growth of the Company.

      Our total assets at December 31, 2002 were approximately $175.9 million, an increase of $63.1 million or approximately 36% from December 31, 2001. The majority of the increase was due to a $52.5 million increase in net loans. Asset growth was funded by a $53.6 million increase in deposits and the proceeds from the sale of common stock and exercise of warrants.

      Net Interest Income. Total interest income for the periods ended December 31, 2002 and 2001 was approximately $8.8 million and $6.0 million, respectively, on average outstanding balances of interest earning assets of approximately $129.6 million and $77.7 million, respectively. This increase was due primarily to a $2.8 million increase in interest income from loans resulting from a $42.4 million increase in the average loan balance which was partially offset by a decrease in the weighted average yield earned in 2002 to 7.62% from 8.42% in 2001. Interest income for loans for the periods ended December 31, 2002 and 2001, comprised approximately 89.1% and 84.0%, respectively, of the total interest income from interest earning assets.

      Total interest expense for the periods ended December 31, 2002 and 2001 was approximately $4.6 million and $3.7 million, respectively. The increase was due primarily to a $45.3 million increase in average interest bearing deposits. The average cost of all interest-bearing liabilities for the periods ended December 31, 2002 and 2001 was 4.00% and 5.28%, respectively.

      Net interest income was $4.2 million and $2.4 million respectively, for the periods ended December 31, 2002 and 2001. The increase in net interest income during this period principally was due to an increase in net interest margin. The net interest margin was 3.23% and 3.08% for 2002 and 2001, respectively.

      At December 31, 2002 and 2001, we had total net loans of approximately $116.2 million (excluding approximately $10.9 million held for sale) and approximately $63.7 million (excluding approximately $17.6 million held for sale), respectively. Total net loans represented approximately 66.1% and 56.5% of total assets at December 31, 2002 and 2001, respectively. Allowance for loan losses was approximately $1,350,000 and $644,000 at December 31, 2002 and 2001, respectively, representing 1.16% and 1.01% of total portfolio loans at the end of each period (excluding loans held for sale).

      Provision for Loan Losses. The provision for loan losses was $835,000 for the year ended December 31, 2002 compared to $353,000 for the year ended December 31, 2001. The provision increased due to the growth in the portfolio loans. While nonperforming loans increased during the year ended December 31, 2002 to $298,000, compared to $12,000 in 2001, net charge-offs to average loans actually remained the same during the years ended December 31, 2002, and 2001 at 0.13% due to several factors: early identification of problem credits, thorough workout strategies, the fact that 54.1% of the loan portfolio is secured by real estate, and there were no concentrations in industries that experienced poor performance during the year ended December 31, 2002.

      Our net loans at December 31, 2002 totaled approximately $116.2 million net, or approximately 66% of the total assets. Of the total, portfolio loans consisted of approximately $23.8 million in commercial loans, approximately $21.8 million in commercial real estate loans, approximately $41.4 million in residential real estate loans, and approximately $29.8 million in installment loans, net of deferred costs and allowance for loan losses of approximately $674,000. Loans held for sale were $10.9 million. The allowance for loan losses increased from $644,000 at December 31, 2001 to $1,350,000 at December 31, 2002. The allowance for loan losses at December 31, 2002 remained above 1% of portfolio loans (excluding loans held for sale).

      At December 31, 2002 and 2001, there were no loans which would be defined as troubled debt restructurings.

      Noninterest Income. Noninterest income for 2002 and 2001 was approximately $2.3 million and $1.2 million, respectively. The increase in noninterest income in 2002 primarily was due to an increase in service charges and fees in 2002 as compared to 2001, as well as from gains on the sale of loans of $960,000, which represents an increase of $518,000 from the period ended December 31, 2001. Service charges and fee increases were the result of loan and deposit growth. The increase in gain on sale of loans in 2002, when compared to the period ended December 31, 2001, was due to an increase in loans sold. The gain on sale of securities for the year ended December 31, 2002 was $155,000, down from $163,000 for the period ended December 31, 2001. In addition, asset management fees increased $212,000 over the same period due to an increase in asset management accounts.

      A summary of the major components of noninterest income for the periods indicated are set forth below:

	Fiscal Year Ended	Fiscal Year Ended
	December 31, 2002	December 31, 2001

	(In Thousands)
Service charges on deposit accounts	$382	$235
Gain on sale of loans held for sale	960	442
Gain on sale of securities available for sale	155	163
Net loan servicing (costs) fees	103	26
Asset management fees	237	25
Other service charges and fees	487	254
Other income	10	18

Total	$2,334	$1,163

      Noninterest Expense. Noninterest expense for 2002 and 2001 was approximately $6.8 million and $4.0 million, respectively. Noninterest expenses were 4.8% and 4.7%, respectively, of average assets for 2002 and 2001. The largest components, related to salaries and employee benefits, were approximately 44.4% and 52.6%, respectively, of such noninterest expenses for 2002 and 2001. The increase in noninterest expense in 2002 was due primarily to the loss incurred on a defaulted asset-backed bond of approximately $1.2 million and an increase in salaries and employee benefits and occupancy expenses due to the opening of a third branch office in the third quarter of 2002, the purchase of the Operations Center, and the growth of Coast Bank.

      A summary of the major components of noninterest expenses for the periods indicated is set forth below:

	Fiscal Year Ended	Fiscal Year Ended
	December 31, 2002	December 31, 2001

	(In Thousands)
Salaries and employee benefits	$3,018	$2,085
Occupancy and equipment	721	643
Data processing	453	265
Professional fees	245	151
Office supplies	143	118
Advertising	270	165
Impairment of a security held available for sale	1,191	0
Other expenses	751	537

Total	$6,792	$3,964

      Income Tax Benefit. For the periods ended December 31, 2002 and 2001, we operated at a loss resulting in income tax benefits of $413,000 and $282,000, respectively.

Asset Quality

      Management seeks to maintain a level of high quality assets through conservative underwriting and sound lending practices. In an effort to maintain the quality of the loan portfolio, management seeks to minimize higher risk types of lending and additional precautions have been taken when such loans are made in order to reduce our risk of loss.

      As a newly formed banking institution, our loans are relatively unseasoned and the make-up of the loan portfolio is subject to monthly fluctuations. As of June 30, 2003, December 31, 2002, and December 31, 2001, approximately 56.9%, 54.1%, and 43.6%, respectively, of our loan portfolio was collateralized by first liens on owner-occupied residential loans, construction loans, land loans, and all other commercial real estate, all of which have historically been a relatively low credit risk.

      Generally, construction loans present a higher degree of risk to a lender depending upon, among other things, whether the borrower has permanent financing at the end of the loan period, whether the project is an income producing transaction in the interim, and the nature of changing economic conditions including changing interest rates.

      Commercial loans also entail certain risks since they usually involve large loan balances to single borrowers or a related group of borrowers, resulting in a more concentrated loan portfolio. Further, since their repayment is usually dependent upon the successful operation of the commercial enterprise, they also are subject to adverse conditions in the economy. Commercial loans are generally riskier than residential mortgages because they are typically made on the basis of the ability to repay from the cash flow of a business rather than on the ability of the borrower or guarantor to repay. Further, the collateral underlying commercial loans may depreciate over time, and occasionally cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the business.

      While there is no assurance that we will not suffer any losses on our construction or commercial real estate loans, management has sought to reduce the risks associated therewith by, among other things, making substantially all of such loans in connection with owner-occupied projects, projects where the borrower has received permanent financing commitments from which our loan will be repaid, and projects where the borrower has demonstrated to management that its business will generate sufficient income to repay the loan. We also seek to further limit our risks by primarily entering into agreements with individuals who are familiar to Coast Bank personnel, are residents of our primary market area, and are believed by management to be good credit risks.

      Consumer and installment loans are primarily fixed rate products, and, as a result, they have interest rate risk when market rates increase. These loans also have credit risk with minimal security. Management attempts to mitigate credit and interest rate risk by keeping the products offered short-term, receiving a rate of return commensurate with the risk, and lending to individuals known in its market area. In addition to maintaining high quality assets, management also limits Coast Bank’s risk exposure to any one borrower or borrowers with similar or related entities.

      Loan concentrations are defined as amounts loaned to a number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. On a routine basis we evaluate these concentrations for purposes of policing these concentrations and to make necessary adjustments in our lending practices that most clearly reflect the economic times, loan to deposit ratios, and industry trends. At June 30, 2003 total loans to any particular group of customers engaged in similar activities or having similar economic characteristics did not exceed 10% of total loans.

      The board of directors of Coast Bank concentrates its efforts and resources, and that of our senior management and lending officials, on loan review and underwriting procedures. In addition, we have retained the services of Stogniew & Associates and CPA Associates, independent consultants, to perform semi-annual loan documentation and compliance reviews as well as deposit and operations compliance reviews. In this regard, our loans are reviewed to assess the adequacy of our internal loan (credit risk) grading system and to alert management with respect to any potential problems that may require remedial action. Senior loan officers also have established a review process with the objective of quickly identifying, evaluating, and initiating necessary corrective action for substandard loans.

      Although we strive to maintain our asset quality based on underwriting and credit standards, the loan portfolio is unseasoned and its quality has not yet been substantiated through historical experience. Upon the occurrence of a nonperforming loan, management monitors collection activities, which include ten day delinquency letters, customer contact by telephone, and referral to the collection supervisor for review. The collection supervisor is charged with determining the collectibility of the debt, the potential for an extension or workout, and a review of our collateral position. If the loan becomes 90 days past due, actions are taken to take possession of the collateral, charge off any deficiency balance, and pursue legal action as necessary. Real property loan defaults are referred to legal counsel for foreclosure action.

      At June 30, 2003 we had $375,000 of loans on non-accrual status, $22,000 in loans past due 90 days or more still accruing interest, and foreclosed real estate of approximately $92,000.

Comparative Average Balances, Interest, and Average Yields

      The following tables show for each category of interest-earning assets and interest-bearing liabilities, the average amount outstanding, the interest earned or paid on such amount, and the average rate earned or paid for the six months ended June 30, 2003 and 2002, and for the fiscal years ended December 31, 2002 and 2001. These tables also show the average rate earned on all interest-earning assets, the average rate paid on all interest-bearing liabilities, and the net yield on average interest-earning assets for the same periods.

	For the Six Months Ended

	June 30, 2003			June 30, 2002

		Interest			Interest
	Average	Income/		Average	Income/
	Balance(1)	Expense	Yield/Rate(2)	Balance(1)	Expense	Yield/Rate(2)

	(Dollars in Thousands)
Interest-earning assets:
Investment securities(3)	$29,882	$541	3.62%	$16,900	$351	4.15%
Loans(4)	145,251	5,067	6.98	90,608	3,488	7.70
Other interest-earning assets	7,903	54	1.37	6,798	64	1.88

Total interest-earning assets/ interest income/ average rates earned	183,036	5,662	6.19	114,306	3,903	6.83

Total noninterest bearing assets:
Total noninterest bearing assets	14,804			8,560

Total assets	$197,840			$122,866

Interest-bearing liabilities:
NOW	$9,332	$38	0.81%	$5,021	$27	1.08%
Money market	29,914	304	2.03	21,841	308	2.82
Savings	1,892	11	1.16	1,581	14	1.77
Time	107,023	2,253	4.21	64,686	1,632	5.05
Other borrowings	15,834	187	2.36	8,235	104	2.53

Total interest-bearing liabilities interest expense/ average rate paid	163,995	2,793	3.41	101,364	2,085	4.11

Total noninterest bearing liabilities:
Demand deposit and escrow accounts	17,226			7,481
Other liabilities	423			2,441

Total liabilities	181,644			111,286
Stockholders’ equity	16,196			11,580

Total liabilities and stockholders’ equity	$197,840			$122,866

Net interest income		$2,869			$1,818

Interest rate spread			2.78%			2.72%

Net interest margin(5)			3.13%			3.18%

Ratio of average interest-earning assets to average interest-bearing liabilities	1.12%			1.13%

(1)	Average balance represents the average daily balance year to date.

(2)	Annualized for comparability with full year data.

(3)	Principally taxable. The yield information does not give effect to changes in fair value that are reflected as a component of stockholders’ equity.

(4)	Loans held for sale and non-accruing loans are included in computation of average balance.

(5)	Net interest margin is the net interest income dividend by average interest earning assets.

	For the Fiscal Years Ended

	December 31, 2002			December 31, 2001

		Interest			Interest
	Average	Income/		Average	Income/
	Balance(1)	Expense	Yield/Rate	Balance(1)	Expense	Yield/Rate

			(Dollars in Thousands)
Interest-earning assets:
Investment securities(2)	$19,342	$842	4.35%	$13,962	$851	6.10%
Loans(3)	102,781	7,832	7.62	60,337	5,082	8.42
Other interest-earning assets	7,518	116	1.54	3,419	114	3.33

Total interest-earning assets/ interest income/ average rates earned	129,641	8,790	6.78	77,718	6,047	7.78

Total noninterest bearing assets:
Total noninterest bearing assets	10,752			6,628

Total assets	$140,393			$84,346

Interest-bearing liabilities:
NOW	$5,377	$54	1.00%	$3,460	$58	1.68%
Money market	23,227	647	2.79	14,692	575	3.91
Savings	1,636	28	1.71	1,221	34	2.78
Time	75,670	3,634	4.80	41,188	2,602	6.32
Other borrowings	9,215	238	2.58	8,612	383	4.45

Total interest-bearing liabilities/ interest expense/ average rate paid	115,125	4,601	4.00	69,173	3,652	5.28

Total noninterest bearing liabilities:
Demand deposit and escrow accounts	11,287			4,822
Other liabilities	295			2,234

Total liabilities	126,707			76,229
Stockholders’ equity	13,686			8,117

Total liabilities and stockholders’ equity	$140,393			$84,346

Net interest income		$4,189			$2,395

Interest rate spread			2.78%			2.50%

Net interest margin(4)			3.23%			3.08%

Ratio of average interest-earning assets to average interest-bearing liabilities	1.13			1.12

(1)	Average balance represents the average daily balance for the years ended December 31, 2002 and 2001.

(2)	Principally taxable. The yield information does not give effect to changes in fair value that are reflected as a component of stockholders’ equity.

(3)	Loans held for sale and non-accruing loans are included in computation of average balance.

(4)	Net interest margin is the net interest income dividend by average interest earning assets.

      The effect on interest income, interest expense, and net interest income for the periods indicated, of changes in average balance and rate, is shown below for Coast Bank. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (a) changes in rate (change in rate multiplied by prior volume), (b) changes in volume (change in volume multiplied by prior rate), and (c) changes in rate/volume (change in rate multiplied by change in volume).

Rate/Volume Interest Analysis

	Period ended				Fiscal year ended December 31,

	June 30, 2003 compared to June 30, 2002				2002 compared to 2001

				Total				Total
	Rate	Volume	Rate/Volume	Change	Rate	Volume	Rate/Volume	Change

	(In Thousands)
Interest earning assets
Other interest-earning assets	$(18)	10	$(2)	$(10)	$(62)	$137	$(73)	$2
Investment securities	(45)	$270	(35)	190	(243)	328	(94)	(9)
Loans	(327)	2,104	(198)	1,579	(484)	3,575	(341)	2,750

Total interest income	$(390)	$2,384	$(235)	$1,759	$(789)	$4,040	$(508)	$2,743

Interest bearing liabilities:
NOW	$(7)	$23	$(5)	$11	$(23)	$32	$(13)	$(4)
Money Market	(86)	114	(32)	(4)	(166)	334	(96)	72
Savings	(5)	3	(1)	(3)	(13)	12	(5)	(6)
Time	(270)	1,068	(177)	621	(624)	2,178	(522)	1,032

Total interest on deposits	(368)	1,208	(215)	625	(826)	2,556	(636)	1,094
Other borrowings	(7)	96	(6)	83	(160)	27	(12)	(145)

Total interest expense	$(375)	$1,304	$(221)	$708	$(986)	$2,583	$(648)	$949

Change in net interest income	$(15)	$1,080	$(14)	$1,051	$197	$1,457	$140	$1,794

Asset/ Liability Management

      One of our primary business objectives is to control fluctuations in net interest income caused by changes in interest rates. To manage interest rate risk, the board of directors has established interest rate risk policies and procedures which delegate to the Asset/ Liability Management Committee (“ALCO”) the responsibility to monitor and report on interest rate risk, devise strategies to manage interest rate risk, monitor loan origination and deposit activity, and approve all pricing strategies.

      The management of interest rate risk is one of the most significant factors affecting our ability to achieve future earnings. A principal measure of our exposure to interest rate risk is the difference between interest rate sensitive assets and liabilities for the periods being measured, commonly referred to as the “gap” for such period. An asset or liability is considered interest rate sensitive if it will reprice or mature within the time period being analyzed. Controlling the maturity or repricing of an institution’s liabilities and assets in order to minimize interest rate risk is commonly referred to as gap management. A gap is considered positive when the amount of interest rate sensitive assets exceed the amount of interest rate sensitive liabilities. When the opposite occurs, the gap is considered to be negative. During periods of increasing interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to positively affect net interest income. During periods of decreasing interest rates, the inverse would tend to occur. If the maturities of interest rate sensitive assets and liabilities were equally flexible and moved concurrently, the impact of any material or prolonged increase or decrease in interest rates or net interest income on existing assets or liabilities would be minimal. It is common to focus on the one-year gap, which is the difference between the dollar amount of assets and the dollar amount of liabilities maturing or repricing within the next twelve months.

      ALCO uses an internal model to analyze our current financial position and develop strategies prior to implementation. The systems attempt to simulate our asset and liability base and project future operating results under several interest rate and spread assumptions.

      Under asset/ liability management guidelines, it is our policy to maintain a cumulative one-year gap of 15% of total assets, primarily by managing the maturity distribution of our investment portfolio and emphasizing loan originations tied to interest sensitive indices. Additionally, we have joined the FHLB to enhance our liquidity position and provide the ability to utilize fixed rate advances to improve the match between interest-earning assets and interest-bearing liabilities in certain periods. Coast Bank’s cumulative one-year gap at June 30, 2003 was negative at approximately $8.5 million (or 4.0%, expressed as a percentage of total assets) and at December 31, 2002 was positive at approximately $2.8 million (or 1.59% expressed as a percentage of total assets).

      The following table presents our interest rate sensitive assets and liabilities at December 31, 2002, which are expected to mature or are subject to repricing in each of the time periods indicated. The table may not be indicative of our rate sensitive position at other points in time. The balances have been derived based on the financial characteristics of the various assets and liabilities. Adjustable and floating rate assets are included in the period in which interest rates are next scheduled to adjust rather than their scheduled maturity dates. Fixed rate loans are shown in the periods in which they are scheduled to be repaid. Repricing of time deposits is based on their scheduled maturities. Deposits without a stated maturity are shown as repricing within 90 days.

Interest Rate Sensitivity Analysis

As of December 31, 2002

	Term to Repricing or Maturity

		91-180	181 Days	Due Within	Due After
	90 Days	Days	to 365 Days	1-5 Years	5-Years	Total

	(Dollars in Thousands)
Interest-earning assets:
Investment securities	$5,372	$5,078	$7,151	$11,689	$0	$29,290
Federal funds sold	4,640	0	0	0	0	4,640
FHLB stock	299	0	0	0	0	299
Mortgage loans:
Commercial real estate	4,412	1,552	1,828	10,263	3,772	21,827
Residential real-estate	3,095	4,103	3,412	3,653	517	14,780
Residential construction	5,158	6,839	5,687	6,089	1,141	24,914
Residential land	344	456	380	406	140	1,726
Other Loans:
Commercial	13,669	815	1,500	7,285	560	23,829
Consumer and installment	11,869	1,504	3,421	12,802	205	29,801
Loans held for sale	49	156	572	8,897	1,214	10,888

Total loans	38,596	15,425	16,800	49,395	7,549	127,765

Total interest-earning assets	$48,907	$20,503	$23,951	$61,084	$7,549	$161,994

	Term to Repricing or Maturity

		91-180	181 Days	Due Within	Due After
	90 Days	Days	to 365 Days	1-5 Years	5-Years	Total

	(Dollars in Thousands)
Interest-bearing liabilities:
Customer deposits:
NOW accounts	$8,255	$0	$0	$0	$0	$8,255
Money market accounts	26,511	0	0	0	0	26,511
Regular savings	1,751	0	0	0	0	1,751
Time deposits	10,654	21,967	13,290	52,327	0	98,238

Total customer deposits	47,171	21,967	13,290	52,327	0	134,755

Borrowings:
Repurchase agreements	$8,141	$0	$0	$0	$0	$8,141
FHLB advances	0	0	0	2,500	0	2,500

Total borrowings	8,141	0	0	2,500	0	10,641

Total interest-bearing liabilities	$55,312	$21,967	$13,290	$54,827	$0	$145,396

Interest sensitivity gap	$(6,405)	$(1,464)	$10,661	$6,257	$7,549	$16,598

Cumulative gap	$(6,405)	$(7,869)	$2,792	$9,049	$16,598	$16,598

Cumulative gap as a percentage of total assets	(3.64)	(4.47)	1.59	5.15	9.44

Market Risk Management

      Our market risk is the risk of loss that may result from changes in market prices and rates. A simple interest rate “gap” analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. The measurement of market risk associated with financial instruments is meaningful only when related offsetting on- and off-balance sheet transactions are aggregated, and the resulting net positions are identified. Accordingly, while the ALCO relies primarily on its asset liability structure to control interest rate risk, a sudden and substantial change in interest rates may adversely impact our earnings to the extent that the interest rates of our assets and liabilities do not change at the same speed, to the same extent, or on the same basis. The ALCO also evaluates how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as “interest rate caps”) which limit changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

      Because gap analysis may not adequately address the interest rate risk, we also use a simulation model to analyze net income sensitivity to movements in interest rates. The simulation model projects net interest income based on both an immediate rise or fall in interest rates (rate shock) over a twelve and twenty-four month period. The model is based on the actual maturity and repricing characteristics of interest rate sensitive assets and liabilities. The model also incorporates assumptions regarding the impact of changing interest rates on the prepayment rate of certain assets and liabilities. The assumptions are based on expected prepayment speeds on assets and liabilities when interest rates increase or decrease by 100, 200, and 300 basis points. The model factors in projections for anticipated activity levels by product lines offered by Coast Bank. The simulation model also takes into account our ability to control the rates on deposit products rather than over adjustable-rate loans tied to published indices.

Liquidity and Capital Resources

      Liquidity is defined as our ability to generate sufficient cash to fund current loan demand, deposit withdrawals, other cash demands and disbursement needs, and otherwise to operate on an ongoing basis. Our sources of funds have been from deposits received, capital infusions from the sale of our securities, proceeds from maturities, calls, repayments, and sales of securities held as available for sale in our investment portfolio, proceeds from the sale of loans held for sale, and proceeds received in connection with repurchase agreements.

      The retention of existing deposits and attraction of new deposit sources through new and existing customers is critical to our liquidity position. The Company, through its banking locations, offers a variety of deposit products at competitive market interest rates. Ensuring competitive rates and terms generally retains maturing time deposits and liquid deposits. In the event of compression in liquidity due to a run-off in deposits, we have a liquidity policy and procedure that provides for certain actions under varying liquidity conditions. Such actions include, borrowing from the FHLB and existing correspondent banks, selling or participating of loans, and the curtailment of loan commitments and funding.

      For the periods ended June 30, 2003, December 31, 2002, and December 31, 2001, the Company had net cash used by operating activities of approximately $1.7 million, $2.9 million and $11.1 million, respectively, net cash used in investing activities of approximately $28.3 million, $60.6 million and $39.7 million, respectively, and net cash provided by financing activities of approximately $28.9 million, $62.7 million and $57.0 million, respectively.

      Coast Bank raised approximately $6.0 million in gross proceeds from its public offering of its common stock which commenced in September 1999 and completed in March 2000, approximately $6.0 million in gross proceeds from the public offering of its Series A Preferred Shares which was completed in the second quarter of 2001, and approximately $7.4 million in gross proceeds from the call of warrants and issuance of 719,425 additional shares of its common stock in the second quarter of 2002. Such funds were used to pay pre-opening and organizational expenses, secure the bank premises and equipment, open two new branch banking facilities in Longboat Key, Florida, and Bradenton, Florida, purchase securities held in our investment portfolio as available for sale, fund loan originations, and fund operations. Further, Coast Bank also has the ability to borrow funds from the FHLB to supplement its liquidity needs. At June 30, 2003, Coast Bank had a line of credit with the FHLB of $14.0 million, of which $2.5 million had been borrowed, and the Company had a line of credit with Independent Bankers’ Bank of Florida of $600,000, of which $268,000 had been advanced. The net proceeds of this offering are expected to be approximately $17,600,000 ($20,240,000 if the over-allotment option is exercised in full), which proceeds will be used at the closing of this offering to pay all amounts owed under the $600,000 line of credit and to pay $770,125 to our Series A Preferred Stockholders under the terms of the Securities Conversion Agreement. It is anticipated that the full line of credit will be advanced prior to the closing of this offering. We will terminate the line of credit concurrently with its repayment. The remaining proceeds will be available to the Company for general corporate purposes, including capital infusions into Coast Bank to support its growth and expansion.

      At June 30, 2003, December 31, 2002, and December 31, 2001, stockholders’ equity was approximately $16.2 million (or 7.7% of total assets), $16.3 million, (or 9.3% of total assets), and $10.0 million (or 8.9% of total assets), respectively. Book value per common share was $7.56 at June 30, 2003, $7.60 as of December 31, 2002, and $6.37 at December 31, 2001.

      As an FDIC-insured institution, Coast Bank is subject to capital requirements established by the FDIC. The following table set forth capital ratios required by the FDIC to be maintained by a well-capitalized bank and our actual ratios of capital to total regulatory or risk-weighted assets, as applicable, of Coast Bank at December 31, 2002 and June 30, 2003.

	Well
	Capitalized	At	At
	Regulatory	December 31,	June 30,
	Minimum	2002	2003(1)

Tier I capital	6.00%	11.95%	10.09%
Total risk-based capital	10.00%	13.03%	11.13%
Leverage ratio(2)	5.00%	8.82%	7.46%

(1)	At June 30, 2003, the Company’s Tier I Capital was 10.02%, total risk-based capital was 11.07%, and its leverage ratio was 7.38%.

(2)	The leverage ratio is defined as the ratio of Tier I capital to total average assets.

      Management believes that we will require additional funds in order to finance our continued growth and planned expansion activities. Our primary source of immediate funding will be from this offering and, to a lesser extent, from the repayment of principal and interest on loans, the sale of loans, the renewal of time deposits, and the growth in the deposit base. In particular, such proceeds will be applied to the repayment of debt, payments to Series A Preferred Stockholders pursuant to the Securities Conversion Agreement, continued growth of our lending activities, the purchase of branch sites, and the maintenance of our regulatory capital requirements. In the future we may from time to time consider and evaluate a variety of additional sources of funds, including debt financing vehicles, sales of equity securities, and other financing alternatives. There can be no assurance that we will be able to obtain additional financing, if needed, or, if available, that it can be obtained on terms favorable to us.

Impact of Inflation and Changing Prices

      The financial statements and related financial data presented herein concerning the Company have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant impact on our performance than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

Federal and State Taxation

      Federal Income Taxation. Although a bank’s income tax liability is determined under provisions of the Internal Revenue Code (the “Code”), which is applicable to all taxpayers or corporations, Sections 581 through 597 of the Code apply specifically to financial institutions.

      The two primary areas in which the treatment of financial institutions differ from the treatment of other corporations under the Code are in the areas of bond gains and losses and bad debt deductions. Bond gains and losses generated from the sale or exchange of portfolio instruments are generally treated for financial institutions as ordinary gains and losses as opposed to capital gains and losses for other corporations, as the Code considers bond portfolios held by banks to be inventory in a trade or business rather than capital assets. Banks are allowed a statutory method for calculating a reserve for bad debt deductions.

      State Taxation. We file state income tax returns in Florida. Florida taxes banks under primarily the same provisions as other corporations. Generally, state taxable income is calculated under applicable Code sections with some modifications required by state law.

      Deferred Tax Assets. As of June 30, 2003, we had approximately $5.6 million in net operating loss carryforwards available to reduce future taxable earnings, which resulted in net deferred tax assets of $2.1 million. These net operating loss carryforwards will expire in varying amounts in the years 2020 through 2023 unless fully utilized by us. Based on management’s estimate of future earnings and the expiration dates of the net operating loss carryforwards as of June 30, 2003, it was determined that it is more likely than not that the benefit of the deferred tax assets will be realized. The utilization of the net operating loss carryforwards reduces the amount of the related deferred tax asset by the amount of such utilization at the current enacted tax rates. Other deferred tax items resulting in temporary differences in the recognition of income and expenses such as the allowance for loan losses, loan fees, accumulated depreciation and cash to accrual adjustments will fluctuate from year-to-year.

Recent Accounting Pronouncements

      In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees for Indebtedness to Others” (“FIN 45”), which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires the Company to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material affect on our consolidated financial statements.

      In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which addresses consolidation by business enterprises of variable interest entities created after January 31, 2003. The Company has no variable interest entities and, as a result, FIN 46 has had no effect on our consolidated financial statements.

      In May, 2002, the FASB issued SFAS No. 145, “Recission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002.” This Statement rescinds SFAS No. 4 and 64, “Reporting Gaines and Losses from Extinguishment of Debt” and “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements,” respectively, and restricts the classification of early extinguishment of debt as an extraordinary item to the provisions of APB Opinion No. 30. This Statement also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers,” which is no longer necessary because the transition of the provisions of the Motor Carrier Act of 1980 is complete. The Statement also amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic efforts that are similar to sale-leaseback transactions. Finally, the Statement makes various technical corrections to existing pronouncements, which are not considered substantive. This Statement is effective for financial statements issued on or after May 15, 2002. The adoption of this Statement had no effect on our consolidated financial statements.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 provides guidance on the recognition and measurement of liabilities for costs associated with exit or disposal activities. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. The adoption of this Statement has no effect on our consolidated financial statements.

      SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure” was issued in December, 2002. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide three alternative methods of transition to SFAS 123’s fair-value method of accounting for stock-based compensation. This Statement is effective for fiscal years ending after December 15, 2002. The Company has elected to continue to use the Intrinsic Value Method, therefore the only effect to the Company was additional disclosure requirements in the footnotes to the consolidated financial statements.

MANAGEMENT

Directors and Executive Officers

      The directors and executive officers of the Company and Coast Bank, their ages, and their positions and offices with the Company and Coast Bank, are set forth below.

Name	Age	Position with the Company or Coast Bank(1)

James K. Toomey	37	Chairman of the Board of the Company and Coast Bank
Gerald L. Anthony	60	President and Chief Executive Officer of the Company and Coast Bank, and Director
Frank J. Barkocy	59	Director
C. Guy Batsel	56	Director
Philip W. Coon	50	Executive Vice President/ Residential Lending Manager of Coast Bank
Joseph Gigliotti	63	Director
Kemper M. Hetzler	59	Executive Vice President/ Senior Lending Manager of Coast Bank
Dr. Bruce W. Hudson	57	Director
Anne V. Lee	45	Executive Vice President/ Retail Banking Manager of Coast Bank
Kennedy Legler, III	55	Director
Paul G. Nobbs	48	Director
Thomas M. O’Brien	52	Director
Brian P. Peters	40	Chief Financial Officer of the Company and Coast Bank and Executive Vice President of Coast Bank
John R. (“Jack”) Reinemeyer	65	Director
Michael T. Ruffino	57	Director

(1)	Except for Messrs. Barkocy and Nobbs, the board of directors of Coast Bank is identical to that of the Company.

      All directors of the Company hold office until the earlier of the next annual meeting of the shareholders and until their successors have been duly elected and qualified, or their death, resignation, or removal. Officers are elected annually by our board of directors to hold office until the earlier of their resignation, removal, or death.

      Set forth below is a description of the business experience during the past five years or more, and other biographical information for the directors and executive offices of the Company and Coast Bank.

      James K. Toomey has served as a director of the Company since its inception and as a director of Coast Bank since April 2000. Previously, Mr. Toomey served in various positions for Knight-Ridder/ Bradenton Herald from August 1990 to September 1997. Since September 1997, Mr. Toomey’s business interests have been focused towards commercial shopping development and investments. He is a life-long Florida native and is the co-owner of two real estate development companies in Manatee County. He has served as a director of the Lemur Conservation Foundation since March 2002. Mr. Toomey earned a Bachelor of Arts Degree in Economics from Rollins College, Winter Park, Florida in 1988 and in 1990 he earned a MBA degree from Crummer Graduate School, Rollins College.

      Gerald L. Anthony has been President, Chief Executive Officer, and a director of the Company since its inception and in the same capacities for Coast Bank since its inception in April 2000. Prior to joining Coast Bank, Mr. Anthony served as President, Chief Executive Officer, and a director of American

Bancshares, Inc., from 1995 to April 1999 and in these three capacities for its subsidiary bank, American Bank, from 1989 to April 1999, at which time he resigned. Mr. Anthony has been a resident of Bradenton since 1974 and is active in the community. He is a member of the Kiwanis Club and also served as a trustee of Blake Hospital. Mr. Anthony received his banking degree from the Louisiana State University School of Banking of the South in 1983.

      Frank J. Barkocy has served as a director of the Company since its inception. He has not held any positions with Coast Bank. Mr. Barkocy has served as an Executive Vice President and Director of Research for Keefe Managers, LLC, a hedge fund manager and venture capital firm, since 1999. From 1996 to 1999, Mr. Barkocy served as a Managing Director and Research Analyst of Jospehthal & Co., a registered broker-dealer. Mr. Barkocy received a Bachelor of Business Administration from St. Francis College, Brooklyn, New York in 1966.

      C. Guy Batsel has served as a director of the Company since its inception and as a director of Coast Bank since April 2000. In 2001, Mr. Batsel retired as a senior partner with the law firm of Batsel, McKinley, Itterasgen, Gunderson & Berntsson, P.A., in Englewood Florida. He had been affiliated with this law firm for over 16 years and practiced in the areas of corporate and real estate law. Mr. Batsel received a Bachelor of Arts degree in law from the University of North Carolina, Asheville, North Carolina in 1968, and a Juris Doctorate degree from the University of Florida College of Law in 1972. He also was a founding director of Peninsula State Bank located in Englewood, Florida and served as a director until 1995. Since 2001, Mr. Batsel has been the managing shareholder for (a) Sky Falls, LLC, a private real estate development company; (b) Peninsula Title Services, a Florida title insurance agency; and (c) the Pines at Sandalhaven, LLC, a private real estate development company.

      Philip W. Coon has served as Coast Bank’s Executive Vice President/ Residential Lending Manager since April 2000. In this role, Mr. Coon is responsible for real estate lending. Prior to joining Coast Bank, Mr. Coon served as the Senior Vice President for the Mortgage Banking Division of American Bank, Bradenton, Florida from April 1994 to April 2000.

      Joseph Gigliotti has been a director of the Company since its inception and a director of Coast Bank since July 2000. Mr. Gigliotti has been a resident of Manatee County since 1958 and has been the President of Gigliotti Contracting, Inc. located in Palmetto, Florida and Gigliotti Contracting North, Inc. in New Port Richey, Florida since 1966. His civic duties include serving on the Advisory Board for the Manatee County Sheriff’s Department, serving as an officer of the One Hundred Club of Manatee County and a member of the Goldstar Club and the Manatee County Chamber of Commerce.

      Kemper M. Hetzler has served as Executive Vice President/ Senior Lending Manager for Coast Bank since September 2000. Mr. Hetzler brings over 35 years of banking experience to Coast Bank. From June 1996 until September 1999, Mr. Hetzler served as Senior Vice President, Senior Lender for First State Bank of Sarasota, Sarasota, Florida, and from June 1993 to June 1996, he served as Senior Vice President, West Cost Senior Executive for First State Bank of Florida. In his capacity as Senior Vice President, Senior Lending Manager at Coast Bank, Mr. Hetzler is responsible for overseeing commercial and consumer loan operations.

      Bruce W. Hudson, M.D. has served as a director of the Company since June 2003 and as a director of Coast Bank from April 2000 to November 2001 and from April 2003 to the present. Dr. Hudson has been in private medical practice in Bradenton, Florida for the past 21 years. A Florida resident for 40 years, Dr. Hudson received his Medical degree from the University of Florida in 1975 and completed his residency there three years later. Dr. Hudson is currently the Chairman of the Board of Trustees for Balk Medical Center and past President of the Manatee County Medical Society. He is a member of the Florida Medical Association, Southern Medical Association, and Association of American Physicians and Surgeons. Dr. Hudson also is a member of the Downtown Kiwanis Club of Bradenton and an Elder for First Presbyterian Church in Bradenton.

      Anne V. Lee has served as Executive Vice President/ Retail Banking Manager for Coast Bank since August 2003 and as Coast Bank’s Senior Vice President/ Retail Banking Manager from March 2003 to

August 2003. In these capacities at Coast Bank, Ms. Lee has been and is responsible for overseeing the branches and branch administration, business development, retail operations, marketing, training and item processing. Ms. Lee brings over 25 years of Retail and Operational Banking experience to Coast Bank. From December 1997 until March 2001, Ms. Lee served as Senior Vice President, Support Services Manager for Republic Bank, St. Petersburg, Florida. Ms. Lee then joined FloridaFirst Bank in Lakeland, Florida in March 2001 as Retail Banking Service and Support Manager and continued in that position until joining Coast Bank in March 2003.

      Kennedy Legler, III has served as a director of the Company since its inception and as a director of Coast Bank since October 2000. Mr. Legler has practiced law for over 20 years and is currently practicing as an attorney with the law firm of Legler & Flynn. He holds a Bachelor of Arts degree in Business and Government from Otterbein College and holds a Juris Doctorate degree from the University of Dayton School of Law. Mr. Legler has an extensive history of community service including formerly serving as President of the American Heart Association, Regional Division and a member of the Board of Directors of the Deaf Service Center of Manatee/ Sarasota Counties.

      Paul G. Nobbs has served as a director of the Company since its inception. He has not held any positions with Coast Bank. Mr. Nobbs is a consultant to Knickerbocker, LLC, a private investment company. Mr. Nobbs served as a managing director of Knickerbocker, LLC from September 1998 to August 2003, where he was responsible for evaluating and managing private investments. From 1997 to 1998, he served as a Vice President and Assistant Corporate Controller of Beneficial Corp., a consumer finance company. Mr. Nobbs received his Bachelor of Science degree in Accounting from Montclair State University in 1978 and he is a certified public accountant.

      Thomas M. O’Brien has been a director of the Company since its inception and a director of Coast Bank since April 2000. Mr. O’Brien is the President of C&D Fruit and Vegetable, a produce growing and shipping company that he has been affiliated with since 1978. He also is a co-owner of the following West Florida companies: North River Vegetable, Trio Farms, Manatee Logistics, Produce Dynamics, NR Investments of Manatee, LLC, and Incredible Fresh Wholesale Seafood of Miami.

      Brian P. Peters has been the Chief Financial Officer of the Company since its inception and has served as Executive Vice President and Chief Financial Officer of Coast Bank since June 2002. From 1997 to 2002, Mr. Peters served as Senior Vice President and Controller for Republic Bank, St. Petersburg, Florida and from 1995 to 1997 he served as Chief Financial Officer of American Bancshares, Inc., and as Senior Vice President and Chief Financial Officer of American Bank, Bradenton, Florida, the wholly-owned banking subsidiary of American Bancshares, Inc.. Mr. Peters received his MBA from Regis University, Denver, Colorado and his B.A. from Eckerd College, St. Petersburg, Florida. He is a member of the Institute of Management Accountants and has in excess of 20 years experience in banking.

      John R. (“Jack”) Reinemeyer has served as a director of the Company since its inception and as a director of Coast Bank since July 2000. Mr. Reinemeyer is a Certified Public Accountant and has served as the Chairman and Chief Executive Officer of Reinemeyer & Reinemeyer P.A., an accounting firm, since 1960. Mr. Reinemeyer also serves as a director of Susan Reinemeyer Studios, Inc., a sculpting studio, and as the Chairman and Chief Executive Officer of the following companies: (i) Paymaster Service Corp., a payroll processing company; (ii) Flying E. Ranch, Inc., a hay and certified red angus cattle operation company; (iii) Bay Leasing & Finance, Inc., an equipment and finance company; and (iv) Reinemeyer Data Centers, Inc., a holding company for his corporations. Prior to relocating from Ohio to Florida in 1980, Mr. Reinemeyer was President and Chief Executive Officer of Huntsville State Bank in Huntsville, Ohio.

      Michael T. Ruffino has served as a director of the Company since its inception and as a director of Coast Bank since April 2000. Mr. Ruffino has lived in Manatee County for 22 years and since 1985 has served as the President of Manatee Pinellas Title Company, the largest independently owned title company in Manatee County. He also is the President and owner of Title Solutions, Inc., an imaging business located in Bradenton, Florida. Mr. Ruffino’s civic activities have included being a Director of Manatee County Chamber of Commerce and President of the South Manatee County Sertoma Club.

      There is no family relationship between any of directors or executive officers of the Company. There are no arrangements between any director of the Company and any other person pursuant to which he was, or will be, selected as a director.

Compensation of Directors

      Directors currently receive no cash fees or payments for attendance at board of director or committee meetings of the Company or Coast Bank. We do, however, anticipate granting options to each director, in an amount to be determined, on an annual basis as compensation for their services as a director. Each director received a retainer of $500 per month, except for the Chairman of the Board who received a retainer of $1,000 per month, and a fee of $250 per board meeting attended and $125 per committee meeting attended for the period beginning January 1, 2003. We terminated these payments as of June 30, 2003. Further, each director was awarded currently exercisable options to purchase 6,000 shares of Coast Bank’s common stock under Coast Bank’s stock option plan at an exercise price of $10.00 per share. In connection with the Company’s acquisition of Coast Bank, all of the outstanding options to purchase shares of Coast Bank’s common stock were converted on a one-for-one basis into options to purchase the Company’s common shares under the Company’s stock option plan.

Executive Compensation

      The following summary compensation table sets forth the cash and non-cash compensation paid to or accrued for each fiscal year from Coast Bank’s inception for the Company’s President and Chief Executive Officer and each executive officer or employee of the Company whose total compensation exceeded $100,000 for the fiscal year ended December 31, 2002 (collectively, the “Named Executive Officers”).

Summary Compensation Table

				Long-Term
				Compensation
				Awards(1)
		Annual
		Compensation		Securities
	Fiscal			Underlying	All Other
Name and Principal Occupation	Year	Salary	Bonus	Options	Compensation(2)

Gerald L. Anthony	2002	$125,000	$0	0	$6,000
President and	2001	$125,000	$0	5,000	$6,000
Chief Executive Officer	2000	$93,750	$0	0	$3,000
Philip W. Coon	2002	$80,000	$0	0	$80,922
Executive Vice President/	2001	$80,000	$0	3,000	$27,304
Residential Lending Manager	2000	$66,153	$0	0	$0

(1)	The Company does not have a long-term incentive plan that includes long-term incentive payments. However, the Company’s stock option plan provides employee participants with performance-based compensation in the form of incentive stock options.

(2)	Represents amounts paid to Mr. Anthony as a car allowance and amounts paid to Mr. Coon as commissions. Mr. Coon receives commissions based on the aggregate dollar value of residential real estate loans originated by the mortgage banking department.

Stock Options Grants

      As of December 31, 2002, the Company did not have any long-term incentive plans nor had it awarded any restricted stock. No stock options were awarded during the fiscal year ended December 31, 2002 to any of the Named Executive Officers covered by the Summary Compensation Table.

Aggregated Options Exercised in Last Fiscal Year and Fiscal Year-End Option Values

      The following table sets forth, for each of the Named Executive Officers covered by the Summary Compensation Table above who holds stock options, the number of common shares acquired pursuant to the exercise of stock options during fiscal 2002, the number of the stock options held at December 31, 2002, and the realizable gain of the stock options that are “in-the-money.” The in-the-money stock options are those with exercise prices that are below the year-end stock price because the stock value grew since the date of the grant.

Aggregated Option/SAR Exercises in Last Fiscal Year

and Fiscal Year-End Options Values

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money Options
			Options at Fiscal Year End		at Fiscal Year End(1)(2)
Shares
	Acquired on	Value	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	Exercise (#)	Realized	(#)	(#)	($)	($)

Gerald L. Anthony	0	0	3,334 (3)	1,666	$6,668	$3,332
Philip W. Coon	0	0	2,000	1,000	$4,000	$2,000

(1)	Based upon the initial public offering price of our common shares pursuant to this offering.

(2)	Value represents fair market value at exercise minus exercise price.

(3)	Does not include options to purchase 7,622 common shares, all of which are vested, received for his services as a director of the Company.

Stock Option Plan

      The Coast Bank of Florida 2001 Stock Option Plan (“Bank Stock Option Plan”), which provided for the grant of options to employees and directors of Coast Bank to purchase up to an aggregate of 120,000 shares of the Bank’s common stock, was approved by the stockholders of Coast Bank and the Florida Department in 2001. Stock options were permitted to be granted under the Bank Stock Option Plan only to employees and directors of Coast Bank, and not to employees or directors of subsidiaries who are not otherwise employed by or directors of Coast Bank. Options to purchase no more than 30,000 shares of Coast Bank’s common stock could be issued under the Bank Stock Option Plan to any single person. Both incentive stock options under Section 422 of the Internal Revenue Code (“ISOs”) and nonqualified stock options were permitted to be granted to participants. Only employees of Coast Bank were entitled to receive incentive stock options.

      The board of directors was granted the power and authority to administer, construe, and interpret the Bank Stock Option Plan and to make rules for carrying it out and to make changes in such rules. The exercise price of the options were required not to be less than the greater of the fair market value of the common stock on the date of grant (except for options granted to 10% stockholders) or the par value of the common stock (currently, $5.00 per share). In order for options granted to shareholders possessing more than 10% of the combined voting power of all classes of Coast Bank’s stock (or persons to whom such ownership is attributed on the date of the grant) to constitute ISOs, the exercise price of such options must not be less than 110% of such fair market value and must be exercised within five years from the date of grant. Options were required to be granted within ten years from the date of adoption of the Bank Stock Option Plan. Except for ISOs granted to 10% shareholders, each option granted under the Bank Stock Option Plan was required to be exercised, if at all, within ten years from the date of grant, unless by their terms the options expire sooner. ISOs are cancelled three months following termination of employment, unless termination is due to death or permanent disability, in which case they are cancelled one year after termination. ISOs will typically be awarded subject to a vesting schedule. Nonqualified options may be immediately exercisable at the discretion of the board of directors. The board of directors were permitted to impose additional or more restricted terms and conditions on any option.

      Prior to its acquisition by the Company, Coast Bank had granted options to purchase 120,000 shares of Coast Bank common stock under the Bank Stock Option Plan. Of this amount, 39,400 were ISOs issued to employees and 80,600 were nonqualified options granted to former and current directors. With respect to the options issued to employees, 5,000 options were granted to Mr. Anthony and 17,000 options were issued to all the executive officers of Coast Bank as a group (including Mr. Anthony’s options but exclusive in each case of the 7,622 options received for his service as a director). The weighted average exercise price of all options granted under the plan to date is $10.08 per share, an amount decided by the board of directors of Coast Bank to be the fair market value of its common stock on the date of grant.

      The Company has adopted the Coast Financial Holdings, Inc. 2003 Stock Option Plan (“Company Stock Option Plan”) which is identical to the Bank Stock Option Plan. Pursuant to the terms of its acquisition of Coast Bank, all outstanding options under the Bank Stock Option Plan were converted into options to purchase the Company’s common shares under the same terms and conditions existing under Coast Bank stock options. As of the date of this prospectus, we had outstanding options under the Company Stock Option Plan to purchase an aggregate of 115,900 common shares.

      On September 3, 2003, the board of directors of the Company has approved an amendment to the Company Stock Option Plan to increase the number of shares that may be granted under the plan to 405,000 shares. The grant of incentive stock options with respect to the additional shares that may be granted under the Company Stock Option Plan is subject to shareholder approval and ratification of the amendment to the Plan. If such shareholder approval is not received prior to September 2, 2004, the Company will not be able to issue ISO’s under the Plan.

401(k) Plan

      The board of directors of Coast Bank approved a tax-deferred investment plan (the “401(k) Plan”) effective June 1, 2000. All employees of Coast Bank who are 21 years or older with a minimum of 3 months of service are eligible to participate in the 401(k) Plan. Under the 401(k) Plan, a participating employee is given an opportunity to make an elective contribution under a salary deferral savings arrangement of up to a maximum of 20% of the participant’s pre-tax compensation, not to exceed $10,500 per year. Further, the plan provides that Coast Bank may make matching contributions to the plan on behalf of its employees. The level of the matching contribution, if any, is determined by Coast Bank on an annual basis. No matching contributions were made during 2002 or 2001. Additionally, each year Coast Bank may, in its discretion, elect to contribute funds to the profit sharing portion of the 401(k) Plan. A portion of any such contributions will be allocated to the accounts of each employee participating in the 401(k) Plan.

Coast Financial Partners, Inc.

      The following table sets forth the directors and executive officers of Coast Financial Partners, their ages, and positions with Coast Financial Partners:

Name	Age	Position

Daniel L. Gilmore	36	President, Chief Operating Officer, and Director
Gerald L. Anthony	60	Chief Executive Officer, Treasurer, and Director
Nancy C. Bancs	53	Director
Kennedy Legler, III	55	Director
John R. Reinemeyer	65	Director

      Set forth below is a description of the business experience during the past five years or more and other biographical information for the individuals which are not also a director or executive officer of the Company or Coast Bank.

      Daniel L. Gilmore was elected to serve as the President, Chief Operating Officer, and a director of Coast Financial Partners on February 15, 2002. From 1999 to 2002, Mr. Gilmore was a broker with

Raymond James Financial Services, Inc., a financial services and brokerage company and wholly-owned subsidiary of Raymond James Financial Inc., a New York Stock Exchange trading company and a NASD member. From 1992 to 1999, Mr. Gilmore served as a financial advisor at Moseley Investment Management. Mr. Gilmore holds Bachelor of Arts degrees in political science and economics from Florida State University and was designated an Accredited Asset Management Specialist by the College of Financial Planning, a provider of financial planning education, in 1999.

      Nancy C. Bancs has been a director of Coast Financial Partners since its inception. Ms. Bancs, who is an insurance agent, has been the owner and operator of Insurance Time of Bradenton, an independent insurance agency, since 1979. Ms. Bancs also serves as a member of Coast Bank’s Advisory Board.

Employment Agreements

      The Company, believing that the continued services and contributions of its President and Chief Executive Officer are critical to its prospects and in the best interest of its shareholders, has entered into an employment agreement with Mr. Gerald L. Anthony on the terms and conditions described below.

      On March 29, 2000, Coast Bank entered into an employment agreement with Gerald L. Anthony, pursuant to which Mr. Anthony has agreed to serve as our President and Chief Executive Officer. This agreement, as amended on September 3, 2003, terminates on March 31, 2004. The agreement provides, among other things, for a current annual base salary of $135,000 and a one-time award of stock options for the purchase of 5,000 common shares. All stock options were issued to Mr. Anthony on August 17, 2001 and such options: (i) were issued pursuant to the Bank Stock Option Plan, (ii) vested over the period commencing on August 17, 2001 and ending on April 1, 2003, and (iii) have an exercise price of $10.00 per share. In addition, under the agreement Mr. Anthony is provided with an automobile allowance of $500 per month and is eligible to receive any benefits provided to employees and executives of Coast Bank.

      The agreement further provides that if Mr. Anthony terminates his employment for “good reason” (as defined in the agreement) or if Mr. Anthony’s employment is terminated by Coast Bank other than for “just cause” (as that term is defined in the agreement), Mr. Anthony is entitled to receive a severance payment in an amount equal to Mr. Anthony’s total annual compensation for the remainder of the term of the employment agreement, or 18 months, whichever is longer, plus any bonus or other incentive compensation which Mr. Anthony would have been entitled to receive under the employment agreement. If Mr. Anthony’s employment is terminated in the event of a “change of control” (as that term is defined in the agreement), Mr. Anthony is entitled to receive a payment equal to two times his annual base salary as of the date of termination, plus any performance bonus or other incentive compensation which Mr. Anthony would have been entitled to receive.

      Neither the Company nor Coast Bank have any employment agreements with any executive officers other than Mr. Anthony but we are expected to enter into such agreements in the future. In this regard, we currently are negotiating employment agreements for Gerald L. Anthony, Philip W. Coon, and Brian P. Peters.

Advisory Board of Coast Bank

      We have assembled an advisory board for Coast Bank which consists of ten individuals with business, and civic contacts in Bradenton, Florida. The principal purpose of the advisory board is to identify potential business prospects, advise us of unmet consumer needs that we may be able to fulfill, provide feedback on our community involvement, and recommend various growth and marketing opportunities. The advisory board met 9 times during the 2002 fiscal year. Members of the advisory board are not expected to devote substantial amounts of their time to serve on the advisory board, and they do not receive compensation for their services. The composition of the advisory board may vary from time to time depending on our evolving needs. Set forth below are the current members of the advisory board:

      Stephen H. Aidlin, president of SK Associates of Florida, a privately held investment company

      Nancy Bancs, owner of Insurance Time of Bradenton
      Robert Beck, president of Staffing Professionals
      Rebecca Canesse, executive director of Just For Girls
      Nick Gigliotti, president of Sunshine Tag Agency
      John Hubbard, owner of Bradenton Lock and Security
      Robert Lombardo, owner of Lombardo, Skipper & Foley, an engineering company
      Sean Murphy, owner of Beach Bistro and of Bistro at Island’s End
      Gary Vreman, insurance agent for Dick, Johnson & Jefferson, Inc.
      Steve Wojcechowskyj, retired banker

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Coast Bank has had, and expects to have in the future, various loans and other banking transactions in the ordinary course of business with its directors, executive officers, and principal shareholders (or associates of such person). All such transactions: (i) have been and will be made in the ordinary course of business; (ii) have been and will be made on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with unrelated persons; and (iii) in the opinion of management do not and will not involve more than the normal risk of collectibility or present other unfavorable features. At June 30, 2003, December 31, 2002, and December 31, 2001, the total dollar amount of extensions of credit to directors and executive officers identified above and principal shareholders of the Company identified below, and their associates were approximately $6,153,000, $5,801,000, and $2,176,000, respectively, which represented approximately 38%, 36%, and 22%, respectively, of total shareholders’ equity.

      Outside of normal customer relationships and except as described herein, none of the directors or officers of the Company, and no shareholder holding over 5% of the Company’s common shares or preferred shares and no corporations or firms with which such persons or entities are associated, currently maintains or has maintained since the beginning of the last fiscal year, any significant business or personal relationship with the Company or Coast Bank, other than such as arises by virtue of such position or ownership interest in the Company. Any future non-banking transactions between the Company and its directors, executive officers, and principal shareholders (or associates of such persons) will be on terms no less favorable to the Company than that which it could obtain from unaffiliated third parties.

Transactions with Affiliates

      In October 2002, we purchased for approximately $1.9 million, a fully constructed bank facility and related property from Braden River Industries, Inc., a company owned by Mr. James K. Toomey who is a member of our board of directors. Braden River Industries, Inc. purchased the bank facility and property in September 1999. This facility houses our new Manatee Avenue branch office in Bradenton, Florida.

      The Company has obtained a $600,000 line of credit from Independent Bankers’ Bank of Florida. The directors of the Company have entered into an agreement with the Company to provide capital infusions in the Company sufficient to repay the line of credit at its maturity if the Company does not have the financial resources to do so at that time. In the event the line of credit is repaid in full and terminated by the Company prior to its maturity, the directors’ obligations under such agreement also will terminate. Upon the closing of this offering, the Company intends to use up to $600,000 of the net proceeds to pay all amounts owed under the line of credit and terminate the loan agreement. As of the date of this prospectus, approximately $403,000 has been advanced to the Company under this line of credit.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

Common Shares

      The following table sets forth certain information regarding the beneficial ownership of the Company’s outstanding common shares as of June 30, 2003 by: (a) each person known by us to beneficially own 5% or more of our common shares, (b) each director of the Company and each Named Executive Officer of the Company, and (c) all directors and executive officers of the Company as a group. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all of the common shares owned by them.

	Current Beneficial
	Ownership

	Number	Percent
Name of Beneficial Owner	of Shares(1)	of Class(2)

Directors and Named Executive Officers
Gerald L. Anthony(3)	27,667	2.0%
Frank J. Barkocy(4)	2,500	*
C. Guy Batsel(5)	17,622	1.3%
Philip W. Coon(6)	5,800	*
Joseph Gigliotti(5)	29,622	2.2%
Dr. Bruce W. Hudson	11,000	*
Kennedy Legler, III(5)	27,622	2.0%
Paul G. Nobbs	0	*
Thomas M. O’Brien(5)(7)	22,122	1.6%
John R. Reinemeyer(5)(8)	27,622	2.0%
Michael T. Ruffino(5)(9)	28,222	2.1%
James K. Toomey(10)	246,124	18.1%
All directors and executive officers as a group (15 persons)(11)	453,123	31.7%
Other Beneficial Holders
Rainbow Partners, LP(12)	105,500	7.2%
c/o Keefe Managers, LLC
375 Park Avenue, 23rd Floor
New York, NY 20252
Knickerbocker, LLC	95,238	7.1%
240 Main Street
Gladstone, NJ 07934
First Carolina Investments(13)	100,000	6.9%
c/o Brent Baird
1350 One M&T Plaza
Buffalo, NY 14203
Prudential Securities(13)	100,000	6.9%
590 Mason Road
Champlain, NY 12919

*	Less than 1%

(1)	For purposes of this table, a person is deemed to be the beneficial owner of a security if he or she (a) has or shares voting power or dispositive power with respect to such security, or (b) has the right to acquire such ownership within sixty days. “Voting power” is the power to vote or direct the voting of shares, and “dispositive power” is the power to dispose or direct the disposition of shares, irrespective of any economic interest in such shares.

(2)	In calculating the percentage ownership or percent of equity vote for a given individual or group, the number of common shares outstanding includes unissued shares subject to options, warrants, rights or conversion privileges exercisable within sixty days held by such individual or group, but are not deemed outstanding by any other person or group.

(3)	Includes (a) 190 common shares held by Mr. Anthony’s spouse, to which Mr. Anthony disclaims any beneficial ownership, (b) 400 common shares held by Mr. Anthony’s spouse as custodian for minor children to which Mr. Anthony disclaims beneficial ownership, and (c) currently exercisable options to purchase 12,622 common shares.

(4)	Includes 2,500 Series A Preferred Shares currently convertible into 2,500 common shares

(5)	Includes currently exercisable options held by such person to purchase 7,622 common shares.

(6)	Includes (a) 200 common shares held by Mr. Coon’s spouse, to which Mr. Coon disclaims any beneficial ownership, and (b) currently exercisable options to purchase 3,000 common shares.

(7)	Includes 13,000 common shares owned by C&D Fruit & Vegetable, a company in which Mr. O’Brien is the President and a majority owner; and by reason of his position and ownership, Mr. O’Brien may be deemed the beneficial owner of those shares.

(8)	Includes 20,000 common shares owned by Reinemeyer Data Centers, Inc., a company in which Mr. Reinemeyer is the President and co-owner with his spouse; and by reason of his position and ownership, Mr. Reinemeyer may be deemed the beneficial owner of those shares.

(9)	Includes (a) 10,000 common shares held by Mr. Ruffino’s spouse, to which Mr. Ruffino disclaims any beneficial ownership, and (b) 600 common shares held in trust by his spouse for the benefit of their grandchildren, as to which Mr. Ruffino disclaims any beneficial ownership.

(10)	Includes (a) 14,500 common shares held by Mr. Toomey’s spouse as custodian for minor children, as to which Mr. Toomey disclaims any beneficial ownership, and (b) currently exercisable options to purchase 7,624 common shares. Mr. Toomey’s address is 6425 28th Avenue East, Bradenton, FL 34208.

(11)	Includes (a) currently exercisable options to purchase 74,978 common shares and (b) 2,500 Series A Preferred Shares currently convertible into 2,500 common shares.

(12)	Includes 105,500 Series A Preferred Shares currently convertible into 105,500 common shares.

(13)	Includes 100,000 Series A Preferred Shares currently convertible into 100,000 common shares.

Preferred Shares

      The following table sets forth certain information regarding the beneficial ownership of the Company’s outstanding preferred shares held by each person known by us to beneficially own at least 5% of our preferred shares. Except for Mr. Barkocy and his spouse who own 2,500 preferred shares, no directors or executive officers of the Company own any preferred shares. Mr. Barkocy is a director of the Company and an executive officer of Keefe Managers, LLC. Concurrently with the closing of this offering, all of our outstanding shares of Series A Preferred Stock will be converted into our common shares on a one-for-one basis.

	Current Beneficial Ownership

	Number of	Percent of
Name and Address of Beneficial Owner	Shares(1)	Class(2)(3)

Rainbow Partners, LP	105,500	19.4%
c/o Keefe Managers, LLC
375 Park Avenue, 23rd Floor
New York, NY 20252
First Carolina Investments	100,000	18.3%
c/o Brent Baird
1350 One M&T Plaza
Buffalo, NY 14203
Prudential Securities	100,000	18.3%
590 Mason Road
Champlain, NY 12919

(1)	For purposes of this table, a person is deemed to be the beneficial owner of a security if he or she (a) has or shares voting power or dispositive power with respect to such security, or (b) has the right to acquire such ownership within sixty days. “Voting power” is the power to vote or direct the voting of shares, and “dispositive power” is the power to dispose or direct the disposition of shares, irrespective of any economic interest in such shares.

(2)	In calculating the percent of equity vote for a given individual or group, the number of common shares outstanding includes unissued shares subject to options, warrants, rights or conversion privileges exercisable within sixty days held by such individual or group, but are not deemed outstanding by any other person or group.

(3)	The outstanding preferred shares are entitled to vote, on an as converted basis, with the holders of the common shares as a single class on most routine matters.

DESCRIPTION OF CAPITAL STOCK

General

      As of the date of this prospectus, the Company had (a) 20,000,000 authorized common shares, of which (i) 1,350,450 shares were issued and outstanding, and held by approximately 480 holders of record, (ii) 405,000 shares are reserved for issuance under the Company Stock Option Plan and (iii) 545,000 common shares are reserved for issuance upon conversion of the Company’s outstanding Series A Preferred Shares, and (b) 5,000,000 authorized shares of preferred stock, of which 545,000 shares have been designated as 7% Series A Non-Cumulative Convertible Perpetual Preferred Shares and are issued and outstanding, and held by approximately 35 holders of record. Upon completion of the offering and the concurrent conversion of all outstanding shares of Series A Preferred Stock into our common shares pursuant to the Securities Conversion Agreement, there will be 3,495,450 common shares outstanding (3,735,450 if the underwriter’s over-allotment option is exercised in full) and no shares of preferred stock outstanding.

      With respect to authorized but undesignated and unissued shares of our preferred shares, the articles of incorporation of the Company authorize our board of directors, without any further shareholder approval, to fix the preferences, limitations, and relative rights of the Company’s preferred shares, to establish one or more series or classes of preferred shares, and to determine the variations between each such series or class. To the extent that additional preferred shares are issued, the rights of the holders of our common shares will be subject to the rights and preferences conferred to holders of any such preferred shares.

Common Shares

      All of our outstanding common shares have been, and those common shares issuable by the Company upon consummation of this offering (including those issuable upon conversion of the Series A Preferred Stock) will be, when issued in accordance with the terms of the underwriting agreement and the Securities Conversion Agreement, as the case may be, fully paid and nonassessable. Holders of the Company’s common shares are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. In the case of elections for directors, stockholders do not have the right to cumulate their votes. In the event of a dissolution, liquidation, or winding up of the Company, whether voluntary or involuntary, holders of the Company’s common shares will be entitled to share ratably in all net assets or funds that are available for distribution to stockholders after satisfaction of its liabilities or after adequate provision has been made therefor, subject to the rights of any holders of the Company’s preferred shares, if any, outstanding at that time. The holders of the Company’s common shares do not have any preferential, subscriptive, or preemptive rights with respect to any securities of the Company, or any conversion rights and our common shares are not subject to redemption.

      Generally, holders of the Company’s common shares are entitled to receive dividends and other distributions when, as, and if declared by our board of directors out of funds legally available therefor. The payment of distributions by the Company is subject to restrictions of Florida law applicable to the declaration of, and distributions by, a business corporation. Generally, a corporation may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy claims upon dissolution of stockholders who have preferential rights superior to the rights of the holders of its common stock.

Preferred Shares

      Our board of directors is authorized to fix the rights, preferences, privileges and restrictions of any wholly unissued series of preferred shares, including the dividend rights, original issue price, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms thereof, and the number of shares constituting any such series and the designation thereof and to increase or decrease the number of shares of such series subsequent to the issuance of shares of such series but not below the number of shares then outstanding. Any future issuance of such preferred shares to our directors, officers, or principal shareholders will be on the same terms as such preferred shares are offered to all of our other shareholders.

      The Series A Preferred Shares currently are the only issued and outstanding class of the Company’s preferred shares and they will be converted into our common shares concurrently with the closing of this offering. The rights, preferences, designations, privileges, limitations, restrictions and qualifications of the Series A Preferred Shares are described generally below:

      Dividend Rights. The Series A Preferred Shares have the following dividend rights:

•	Holders of the Series A Preferred Shares are entitled to receive a quarterly dividend at an initial annual rate of 7% when, as, and if declared by our board of directors out of funds legally available therefor. The dividends are noncumulative, which means that if we should determine not to declare a dividend for any quarterly period or periods, holders will not be entitled to receive a dividend and we will have no obligation to pay a dividend for such quarterly period or periods, whether or not dividends are declared in any subsequent quarterly period.

•	No cash dividends may be paid on any other outstanding class of our capital stock for any quarterly period unless dividends on the Series A Preferred Share have been declared and paid for that same quarterly period.

•	Holders of Series A Preferred Share will not participate in cash dividends, if any, declared and paid on our common shares.

      Conversion Rights. A holder of the Series A Preferred Shares may convert the Series A Preferred Shares into our common shares at any time as follows:

•	The current rate of conversion is one common share for each share of Series A Preferred Share (based on a conversion price of $11.00 per common share).

•	The conversion rate is subject to adjustment under standard anti-dilution provisions for (a) issuances of common share dividends or other distributions on our common shares, (b) subdivisions, combinations, and reclassifications of our common shares, and (c) distributions of assets (other than cash dividends) or indebtedness of the Company to its common shareholders.

      Redemption. We have the option to redeem the Series A Preferred Shares at the following times and subject to the following conditions:

•	Through December 31, 2005, we may redeem the Series A Preferred Shares only if our common shares are quoted on Nasdaq or a national stock exchange and have a closing bid price or closing sales price which is equal to 140% of the then-existing conversion price for 20 consecutive trading days prior to redemption. The redemption price will be 104% of the then-existing conversion price.

•	Commencing on January 1, 2006, we may redeem the Series A Preferred Shares at any time at its sole discretion as follows:

Year	Redemption Price

2006	103.25%
2007	102.50%
2008	101.75%
2009	101.00%
2010	100.00%

      Liquidation Preferences. In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of the Series A Preferred Shares are entitled, before any distribution or payment is made to the holders of our common shares or any other series of preferred shares, to be paid an amount equal to $11.00 per Series A Preferred Share, plus any declared and unpaid dividends through the date of such liquidation.

      Voting Rights. Except as otherwise required by law, the Series A Preferred Shares vote with holders of our common shares on all matters submitted for stockholder action. Series A Preferred Shares are voted on an as-converted basis as of the record date for such action.

Certain Anti-Takeover Provisions

      Our board of directors may authorize the issuance of additional common shares or preferred shares without further action by the Company’s shareholders, unless such action is required in a particular case by applicable laws or regulation. The authority to issue additional common shares or preferred shares provides the Company with the flexibility necessary to meet its future needs without the delay resulting from seeking shareholder approval. The unissued common shares or preferred shares may be issued from time to time for any corporate purposes, including share splits, share dividends, employee benefit and compensation plans, acquisitions and public and private sales for cash as a means of raising capital. Such preferred shares may be granted voting and conversion rights that could adversely affect the voting power of the holders of our common shares. In this regard, the issuance of such shares could be used to dilute the share ownership of persons seeking to obtain control of the Company. In addition, the sale of a substantial number of shares of common shares or preferred shares to persons who have an understanding with the Company concerning the voting of such shares, or the distribution or dividend of common shares or preferred shares to our shareholders, may have the effect of discouraging or otherwise increasing the cost of unsolicited attempts to acquire control of the Company. Further, because our board of directors has the power to determine the voting, conversion or other rights of the preferred shares, the issuance of a series of preferred shares to persons friendly to management could effectively discourage or preclude consummation of a change in control transaction or have the effect of maintaining the position of the Company’s incumbent management. The Company does not currently have any plans or commitments to use its authority to effect any such issuance, but reserves the right to take any action that the board of directors deems to be in the best interests of the Company and its shareholders.

      The Company is subject to several provisions under Florida law which may deter or frustrate unsolicited attempts to acquire certain Florida corporations. These statutes, commonly referred to as the “Control Share Act” and the “Fair Price Act,” apply to most public corporations organized in Florida unless the corporation has specifically elected to opt out of such provisions. The Company has not elected to opt out of these provisions. The Fair Price Act generally requires that certain transactions between a public corporation and an affiliate must be approved by two-thirds of the disinterested directors or shareholders (not including those shares beneficially owned by an “interested shareholder”). The Control Share Act generally provides that shares of a public corporation acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority vote of the corporation’s disinterested shareholders. These anti-takeover provisions of Florida law could result in the Company being less attractive to a potential acquiror and/or result in shareholders receiving less for their shares than otherwise might be available in the event of an unsolicited takeover attempt.

Indemnification of Directors and Officers

      The Florida Business Corporation Act authorizes a corporation to indemnify its directors and officers in certain instances against certain liabilities which they may incur by virtue of their relationship with such corporation. Further, a Florida corporation is authorized to provide further indemnification or advancement of expenses to any of its directors, officers, employees, or agents, except for acts or omissions which constitute:

•	a violation of the criminal law unless the individual had reasonable cause to believe it was lawful,

•	a transaction in which the individual derived an improper personal benefit,

•	in the case of a director, a circumstance under which certain liability provisions of the Florida Business Corporation Act are applicable related to payment of dividends or other distributions or repurchases of shares in violation of such Act, or

•	willful misconduct or a conscious disregard for the best interest of the company in a proceeding by the company, or a company shareholder.

      A Florida corporation also is authorized to purchase and maintain liability insurance for its directors, officers, employees and agents.

      Our Articles of Incorporation and Bylaws provide that the Company shall indemnify each of its directors and officers to the fullest extent permitted by law. Our Bylaws further provide that the indemnity will include advances for expenses and costs incurred by such director or officer related to any action in regard to which indemnity is permitted. We maintain directors’ and officers’ liability insurance covering our directors and officers against expenses and liabilities arising from certain actions to which they may become subject by reason of having served in such role. Such insurance is subject to the coverage amounts, exceptions, deductibles and other conditions set forth in the policy. There is no assurance that the Company will maintain liability insurance for its directors and officers.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions or under the underwriting agreement as described in the Section “Underwriting” herein, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

      The transfer agent and registrar for the common shares is Registrar and Transfer Company, Cranford, New Jersey.

SUPERVISION AND REGULATION

      The banking industry is extensively regulated under both federal and state law, and is undergoing significant change. These laws and regulations are intended primarily to protect depositors and the federal deposit insurance funds, and not for the protection of shareholders. The following discussion summarizes certain aspects of the banking laws and regulations that affect the Company and Coast Bank. Proposals to change the laws and regulations governing the banking industry are frequently raised in Congress, in state legislatures, and before the various banking agencies. The likelihood and timing of any changes, and the impact that such changes might have on the Company or Coast Bank, are impossible to predict with any certainty. A change in the applicable laws or regulations, or a change in the way such laws or regulations are interpreted by regulatory agencies or the courts, may have a material impact on the business or prospects of the Company or Coast Bank.

      To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions.

Bank Holding Company Regulation

      General. As a bank holding company registered under the Bank Holding Company Act of 1956 (the “BHCA”), the Company is subject to the regulation and supervision of, and inspection by, the FRB. The Company also is required to file with the FRB annual reports and other information regarding its business operations and those of its subsidiaries. In the past, the BHCA limited the activities of bank holding companies and their subsidiaries to activities which were limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries or engaging in any other activity which the FRB determined to be so closely related to banking or managing or controlling banks as to be properly incident thereto. Under the Gramm-Leach-Bliley Financial Modernization Act of 1999 (“GLB Act”) which is discussed below, bank holding companies now have the opportunity to seek broadened authority, subject to limitations on investment, to engage in activities that are “financial in nature” if all of their subsidiary depository institutions are well capitalized, well managed, and have at least a satisfactory rating under the Community Reinvestment Act (discussed briefly below).

      In this regard, the BHCA prohibits a bank holding company, with certain limited exceptions, from (i) acquiring or retaining direct or indirect ownership or control of more than 5% of the outstanding voting stock of any company which is not a bank or bank holding company, or (ii) engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or performing services for its subsidiaries; unless such non-banking business is determined by the FRB to be so closely related to banking or managing or controlling banks as to be properly incident thereto. In making such determinations, the FRB is required to weigh the expected benefit to the public, such as greater convenience, increased competition or gains in efficiency, against the possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. Generally, bank holding companies, such as the Company, are required to obtain prior approval of the FRB to engage in any new activity not previously approved by the FRB.

      The BHCA also requires, among other things, the prior approval of the FRB in any case where a bank holding company proposes to (i) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank or bank holding company (unless it already owns a majority of such voting shares), (ii) acquire all or substantially all of the assets of another bank or bank holding company, or (iii) merge or consolidate with any other bank holding company. The FRB will not approve any acquisition, merger, or consolidation that would result in a monopoly, or which would have a substantially anti-competitive effect, unless the anti-competitive impact of the proposed transaction are clearly outweighed by a greater public interest in meeting the convenience and needs of the community to be served. The FRB also considers capital adequacy and other financial and managerial factors when reviewing acquisitions or mergers. As described in greater detail below, pursuant to the Riegle-Neal Interstate Banking and Branch Efficiency Act of 1994 (the “Interstate Banking and Branching Act”) passed by Congress in 1994, a bank holding company is permitted to acquire banks in states other than its home state. See “Bank Holding Company Regulation — Interstate Banking and Branching” below for additional information.

      Safety and Soundness and Similar Regulations. Under a policy of the FRB with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit all available resources to support such institutions in circumstances where it might not do so absent such policy. Although this “source of strength” policy has been challenged in litigation, the FRB continues to take the position that it has authority to enforce it. The FRB under the BHCA also has cease and desist authority pursuant to which it may require a bank holding company to terminate any activity or to relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the FRB’s determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the bank holding company.

      There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by law and regulatory policy that are designed to minimize potential loss to the depositors of such depository institutions and the FDIC insurance funds in the event the depository institution becomes in danger of default or in default. For example, under the Federal Deposit Insurance Company Improvement Act of 1991 (“FDICIA”), to avoid receivership of an insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become “undercapitalized” with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of (i) an amount equal to 5% of the institution’s total assets at the time the institution became undercapitalized or (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan. See “— Capital Adequacy Guidelines.”

      In addition, the “cross-guarantee” provisions of the FDICIA require insured depository institutions which are under common control to reimburse the FDIC for any loss suffered by the Bank Insurance Fund (“BIF”) of the FDIC as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. Accordingly, the cross-guarantee provisions enable the FDIC to access a bank holding company’s healthy members of BIF of the FDIC. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the BIF. The FDIC’s claims are superior to claims of stockholders of the insured depository institution or its holding company but are subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

      The FRB and the FDIC collectively have extensive enforcement authority over commercial banks. This authority has been enhanced substantially by the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”) and the FDICIA. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders, to initiate injunctive actions, and, in extreme cases, to terminate deposit insurance. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the federal banking agencies. FIRREA significantly increased the amount of and the grounds for civil money penalties and generally requires public disclosure of final enforcement actions.

      Interstate Banking and Branching. Prior to the Interstate Banking and Branching Act, the BHCA prohibited the FRB from approving a bank holding company’s application to acquire a bank or a bank holding company located outside the state in which the operations of its banking subsidiaries are principally conducted, unless such acquisition is specifically authorized by statute of the state in which the bank or bank holding company to be acquired is located. The Interstate Banking and Branching Act significantly altered interstate banking rules. Under the Interstate Banking and Branching Act, regardless of any previously applicable state law, bank holding companies which meet specified capital and management adequacy standards are eligible to acquire banks in states other than their home states, but will need to retain a separate bank charter in each state where subsidiaries conduct banking business. Further, the Interstate Banking and Branching Act authorizes adequately capitalized and managed banks to cross state lines to merge with other banks, thereby creating interstate branches, subject to individual state’s adoption of various nondiscriminatory opt-in and opt-out provisions.

      Under Florida law, the Florida Interstate Banking Act provides that bank holding companies located in any state that meet certain prescribed criteria are permitted to acquire Florida bank holding companies or banks which have been in existence and continuously operated as a bank for more than three years, subject to the prior approval of the Florida Department and certain limitations. Further, under the Florida Interstate Branching Act, an out-of-state bank or bank holding company can establish a branch in Florida by acquiring or merging with an existing Florida bank which has been operating continuously for at least three years.

Bank Regulation

      General. Coast Bank, a Florida state-chartered banking corporation, is a general commercial bank, the deposits of which are insured by BIF and, as such, is subject to the primary supervision, examination, and regulation by the Florida Department and the FDIC. It is not a member bank of the Federal Reserve System.

      As a state-chartered commercial bank, Coast Bank is subject to the applicable provisions of Florida law and the regulations adopted by the Florida Department. Coast Bank must file various reports with, and is subject to periodic examinations by, the Florida Department and the FDIC. Florida law and the Florida Department regulate (in conjunction with applicable federal laws and regulations), among other things, Coast Bank’s capital, permissible activities, reserves, investments, lending authority, branching, the issuance of securities, payment of dividends, transactions with affiliated parties, and borrowing.

      The FDIC insures the deposits of Coast Bank to the current maximum allowed by law. Applicable statutes and regulations administered by the FDIC also relate to required reserves against deposits, investments, loans, mergers and consolidations, issuance of securities, payment of dividends, establishment of branches, and other aspects of Coast Bank’s operations.

      Transactions with Affiliates. There are various legal restrictions on the extent to which the Company and any non-bank subsidiaries affiliated with Coast Bank can borrow or otherwise obtain credit from Coast Bank. There also are legal restrictions on Coast Bank’s purchase of or investments in the securities of, and purchase of assets from, the Company and of its non-bank subsidiaries, on loans or extensions of credit by a bank to third parties collateralized by the securities or obligations of the Company and any of its non-bank subsidiaries, on the issuance of guaranties, acceptances and letters of credit on behalf of the Company and any of its non-bank subsidiaries, and with respect to which the Company and its non-bank subsidiaries, act as agent, participate or have a financial interest. Subject to certain limited exceptions, under Florida banking law Coast Bank may not extend credit to the Company or to any other affiliate in an amount which exceeds 10% of Coast Bank’s capital stock and surplus and may not extend credit in the aggregate to such affiliates in an amount which exceeds 20% of its capital stock and surplus. Further, there are legal requirements as to the type, amount, and quality of collateral which must secure such extensions of credit transactions between Coast Bank and such affiliates, and such transactions must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to Coast Bank as those prevailing at the time for comparable transactions with non-affiliated companies.

      Further, the Company and Coast Bank are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property, or furnishing of services. For example, Coast Bank may not generally require a customer to obtain other services from Coast Bank or the Company, and may not require the customer to promise not to obtain other services from a competitor, as a condition to an extension of credit.

      Coast Bank also is subject to certain restrictions imposed by the Federal Reserve Act and the FDICIA on extensions of credit to executive officers, directors, principal shareholders or any related interest of such persons. Extensions of credit (a) must be made on substantially the same terms, including interest rates and collateral as, and following credit underwriting procedures that are not less stringent than those prevailing at the time for comparable transactions with persons not covered above and who are not employees and (b) must not involve more than the normal risk of repayment or present other unfavorable features. Coast Bank also is subject to certain lending limits and restrictions on overdrafts to such persons. A violation of these restrictions may result in the assessment of substantial civil monetary penalties on Coast Bank or any officer, director, employee, agent or other person participating in the conduct of the affairs of Coast Bank or the imposition of a cease and desist order.

Dividend Restrictions and Transfers of Funds

      The primary source of funds of the Company will likely be from dividends, if any, paid by Coast Bank. Under various banking laws, the declaration and payment of dividends by a state banking institution is subject to certain restrictions, including those relating to the amount and frequency of such dividends. Under the FDICIA, an insured depository institution is prohibited from making any capital distribution to its owner, including any dividend, if, after making such distribution, the depository institution fails to meet the required minimum level for any relevant capital measure, including the risk-based capital adequacy and leverage standards described below.

      If, in the opinion of the applicable federal bank regulatory authority, a depository institution or holding company is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution or holding company, could include the payment of dividends), such authority may require, after notice and hearing (except in the case of an emergency proceeding where there is no notice or hearing), that such institution or holding company cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s or holding company’s capital base to an inadequate level would be such an unsafe and unsound banking practice. Moreover, the FDIC has issued policy statements which provide that bank holding companies and insured depository institutions generally should only pay dividends out of current operating earnings.

      In addition, Florida banking law places certain restrictions on the declaration of dividends from state chartered banks to their holding companies. Pursuant to the Florida Banking Code, the board of directors of state-chartered banks, after charging off bad debts, depreciation, and other worthless assets, if any, and making provisions for reasonably anticipated future losses on loans and other assets, may quarterly, semiannually or annually declare a dividend of up to the aggregate net profits of that period combined with the bank’s retained net profits for the preceding two years and, with the approval of the Florida Department, declare a dividend from retained net profits which accrued prior to the preceding two years. Before declaring such dividends, 20% of the net profits for the preceding period as is covered by the dividend must be transferred to the surplus fund of the bank until the fund becomes equal to the amount of the bank’s common stock then issued and outstanding. A state-chartered bank may not declare any dividend if (a) its net income from the current year combined with the retained net income from the preceding two years is a loss, or (b) the payment of such dividend would cause the capital account of the bank to fall below the minimum amount required by law, regulation, order, or any written agreement with the Florida Department or a federal regulatory agency.

Capital Adequacy Guidelines

      Minimum Capital Requirements. The federal banking agencies have adopted substantially similar risk-based capital guidelines for bank holding companies and banks under their supervision. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. In addition, these regulatory agencies may from time to time require that a banking organization maintain capital above the minimum limits, whether because of its financial condition or actual or anticipated growth. FRB policy also provides that banking organizations generally, and in particular those that are experiencing internal growth or actively making acquisitions, are expected to maintain capital positions that are substantially in excess of the minimum supervisory levels, without significant reliance on intangible assets.

      These risk-based capital guidelines define a two-tier capital framework. Under these regulations, the minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as stand-by letters of credit) is 8%. At least one-half of the total capital must be “Tier 1 Capital,” consisting of common stockholders’ equity, retained earnings, qualifying non-cumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock and minority interests in the equity account of consolidated subsidiaries, less certain goodwill items and other intangible assets (i.e., at least 4% of the risk weighted assets). The remainder (“Tier 2 Capital”) may consist of (a) the allowance for loan losses of up to 1.25% of risk-weighted risk assets, (b) preferred stock that does not qualify as Tier 1 Capital, (c) qualifying hybrid capital instruments, (d) perpetual debt, (e) mandatory convertible securities, and (f) subordinated debt and intermediate term-preferred stock up to 50% of Tier 1 capital. Total “risk-based capital” is the sum of Tier 1 and Tier 2 capital less reciprocal holdings of other banking organizations’ capital instruments and investments in unconsolidated subsidiaries and any other deductions as determined on a case by case basis or as a matter of policy after formal rule making.

      In computing total risk-weighted assets, an institution’s assets are given risk-weights of 0%, 20%, 50%, and 100%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. These computations result in the total risk-weighted assets. Most loans will be assigned to the 100% risk category, except for first mortgage loans fully collateralized by residential property which carry a 50% risk rating. Most investment securities (including, primarily, general obligation claims on states or other political subdivisions of the United States) will be assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of the U.S. treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk-weight. In converting off-balance sheet items, direct credit substitutes including general guarantees and standby letters of credit backing financial obligations, are given a 100% conversion factor. Transaction related contingencies such as bid bonds, standby letters of credit backing non-financial obligations, and undrawn commitments (including commercial credit lines with an initial maturity or more than one year) have a 50% conversion factor. Short term or trade letters of credit are converted at 20% and certain short-term unconditionally cancelable commitments have a 0% factor.

      Federal banking agencies also have adopted regulations which require regulators to take into consideration concentrations of audit risk and risks from non-traditional activities, as well as an institution’s ability to manage those risks. This evaluation will be made as part of the institution’s regular safety and soundness examination. In addition, pursuant to the requirements of the FDICIA, federal banking agencies all have adopted regulations requiring regulators to consider interest rate risk (when interest rate sensitivity of an institution’s assets does not match its liabilities or its off-balance sheet position) in the evaluation of a bank’s capital adequacy. Concurrently, the federal banking agencies have prepared a new methodology for evaluating interest rate risk.

Classification of Banking Institutions

      Among other things, the FDICIA provides federal banking agencies with broad powers to take “prompt corrective action” with respect to depository institutions that do not meet minimum capital requirements. The extent of those powers depends upon whether the institutions in question are “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” or “critically undercapitalized.” A depository institution’s capital tier will depend upon where its capital levels are in relation to various relevant capital measures, which include a risk-based capital measure and a leverage ratio capital measure, and certain other factors.

      The federal regulatory agencies have adapted regulations establishing relevant capital measures and relevant capital levels. Under these regulations, a bank will be considered:

•	“Well capitalized” if it has (a) a total risk-based capital ratio of 10% or greater, (b) a Tier 1 risk-based capital ratio of 6% or greater, (c) a leverage ratio of 5% or greater, and (d) is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure.

•	“Adequately capitalized” if it has (a) a total risk-based capital ratio of 8% or greater, (b) a Tier 1 risk-based capital ratio of 4% of greater, and (c) a leverage ratio of 4% or greater (or 3% or greater in the case of a bank with a composite CAMEL rating of 1).

•	“Undercapitalized” if it has (a) a total risk-based capital ratio of less than 8%, (b) a Tier 1 risk-based capital ratio of less than 4%, or (c) a leverage ratio of less than 4% (or 3% in the case of a bank with a composite CAMEL rating of 1);

•	“Significantly undercapitalize” if the bank has (a) a total risk-based capital ratio of less than 6%, or (b) a Tier 1 risk-based capital ratio of less than 3%, or (c) a leverage ratio of less than 3%; and

•	“Critically undercapitalized” if the bank has a ratio of tangible equity to total assets equal to or less than 2%.

      Under certain circumstances, a depository institution’s primary federal regulatory agency may use its authority to reclassify a “well classified” bank as “adequately capitalized” or subject an “adequately capitalized” or “undercapitalized” institution to supervisory actions applicable to the next lower capital category if it determines that the bank is in an unsafe or unsound condition or deems the bank to be engaged in an unsafe or unsound practice and not have corrected the deficiency. The banking agencies are permitted to establish individual minimum capital requirements exceeding the general requirements described above. Generally, failing to maintain the status of a “well capitalized” or “adequately capitalized” depository institution subject the institution to restrictions and limitations on its business that became progressively more severe as capital levels decrease. At June 30, 2003, Coast Bank met the definition of a “well capitalized” institution.

      A bank is prohibited from making any capital distribution (including the payment of a dividend) or paying a management fee to its holding company if the bank would thereafter be “under capitalized”. Limitations exist for “under capitalized” depository institutions regarding, among other things, asset growth, acquisitions, branching, new lines of business, acceptance of broker deposits and borrowings from the Federal Reserve System. These institutions also are required to submit a capital instruction plan that includes a guarantee from the institution’s holding company. “Significantly under capitalized” depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient quantity of voting stock to become “adequately capitalized,” requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. The appointment of a receiver or conservator may be required for “critically under capitalized” institutions.

Community Reinvestment Act

      Bank holding companies and their subsidiary banks are subject to the provisions of the Community Reinvestment Act of 1977 (“CRA”) and the regulations promulgated thereunder by the appropriate bank regulatory agency. Under the terms of the CRA, a state bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the FDIC, in connection with its examination of a national bank, to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The CRA also requires all institutions to make public disclosure of their CRA ratings. Further, such assessment also is required of any state bank that, among other things, has applied to merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution, or to open or relocate a branch office. In the case of a bank holding company applying for approval to acquire a bank or a bank holding company, the FRB will assess the record of each subsidiary bank of the applicant bank holding company in considering the application.

      Pursuant to current CRA regulations, an institution’s CRA rating is based on its actual performance in meeting community needs. In particular, the rating system focuses on three tests: (a) a lending test, which evaluates the institution’s record of making loans in its service areas; (b) an investment test, which evaluates the institution’s record of investing in community development projects, affordable housing, and programs benefiting low or moderate income individuals and business; and (c) a service test, which evaluates the institution’s delivery of services through its branches, ATMs, and other offices. The current CRA regulations also clarify how an institution’s CRA performance will be considered in the application process. Coast Bank’s CRA rating as of February 2002, the most recent rating record, was “satisfactory”.

Brokered Deposits

      Only a “well capitalized” depository institution may accept brokered deposits without prior regulatory approval. Under implementing regulations, “well capitalized” banks may accept brokered deposits without restriction, “adequately capitalized” banks may accept brokered deposits with a waiver from the FDIC (subject to certain restrictions on payments of rates), while “undercapitalized” banks may not accept brokered deposits. At June 30, 2003, we did not have any brokered deposits.

Customer Protection

      Coast Bank also is subject to various consumer laws and regulations intended to protect customers in transactions with depository institutions, as well as other laws and regulations affecting customers of financial institutions generally. Such laws and regulations include, among other things, state usury laws, laws relating to fiduciaries, consumer credit and equal credit, and fair credit reporting. These laws and regulations mandate various disclosure requirements and substantively regulate the regulate the manner in which financial institutions must deal with their customers. Coast Bank must comply with numerous regulations in this regard and are subject to periodic examinations with respect to their compliance with these requirements.

FDIC Insurance Premiums

      Coast Bank is required to pay semiannual FDIC deposit insurance assessments. Under the FDIC’s risk-based insurance system, BIF-insured institutions are currently assessed premiums of between zero and $0.27 per $100 of insured deposits, depending on the institution’s capital position and other supervisory factors. Each financial institution is assigned to one of three capital groups — well capitalized, adequately capitalized or undercapitalized — and further assigned to one of three subgroups — within a capital group, on the basis of supervisory evaluations by the institution’s primary federal and, if applicable, state supervisors and other information relevant to the institution’s financial condition and the risk posed to the applicable FDIC deposit insurance fund. The actual assessment rate applicable to a particular institution (and any applicable refund) will, therefore, depend in part upon the risk assessment classification so assigned to the institution by the FDIC.

Gramm-Leach-Bliley Act

      The GLB Act, enacted in 1999, amended and repealed portions of the Glass-Steagall Act and other federal laws restricting the ability of bank holding companies, securities firms, and insurance companies to affiliate with each other and enter into new lines of business. The GLB Act established a comprehensive framework to permit financial companies to expand their activities, including through affiliations, and to modify the federal regulatory structure governing some financial services activities. The increased authority of financial firms to broaden the type of financial services that they may offer to customers and to affiliates with other types of financial services companies may lead to further consolidation in the financial services industry. However, it also may lead to additional competition in the markets in which we operate by allowing new entrants into various segments of those markets that were not the traditional competitors in these segments. Furthermore, the authority granted by the GLB Act may encourage the growth of larger competitors.

      With respect to bank securities activities, the GLB Act repeals the exemption from the definition of “broker” previously afforded to banks and replaces it with a set of limited exemptions that permits certain activities which have been performed historically by banks to continue. Further, the GLB Act amends the securities laws to include banks within the general definition of dealer.

      In addition, the GLB Act imposes new regulations on financial institutions with respect to customer privacy. The GLB generally prohibits disclosure of customer information to non-affiliated third parties unless the customer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to provide written disclosure of their privacy policies to customers at the time the banking relationship is formed and annually thereafter. Financial institutions, however, are required to comply with state law if it is more protective of customer privacy than the GLB Act. The privacy provisions became effective in July 2001.

      The GLB Act contains a variety of other provisions including a prohibition against ATM surcharges unless the customer has first been provided notice of the imposition and amount of the fee. The GLB Act reduces the frequency of CRA examinations for smaller institutions and imposes certain reporting requirements on depository institutions that make payments to non-governmental entities in connection with the CRA.

USA Patriot Act

      The USA Patriot Act of 2001 (the “USA Patriot Act”) was adopted by the U.S. Congress on October 26, 2001 in response to the September 11, 2001 terrorist attacks in New York, Pennsylvania, and Washington, D.C. The USA Patriot Act is intended to strengthen the ability of U.S. law enforcement agencies and the intelligence communities to work cohesively to combat terrorism on a variety of fronts. Under the USA Patriot Act, FDIC insured banks and commercial banks will be required to increase their due diligence efforts for correspondent accounts and private banking customers. The USA Patriot Act requires banks to engage in additional record keeping or reporting, requiring identification of owners of accounts, or of the customers of foreign banks with accounts, and restricting or prohibiting certain correspondent accounts.

Sarbanes-Oxley Act

      On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”). The Sarbanes-Oxley Act imposes a myriad of corporate governance and accounting measures designed to ensure that the stockholders of corporate America are treated fairly and have full and accurate information about the public companies in which they invest. All public companies, including companies that file periodic reports with the SEC are affected by the Sarbanes-Oxley Act. Following this offering, the Company is expected to be subject to the provisions of Sarbanes-Oxley Act.

      Certain provisions of Sarbanes-Oxley became effective immediately, while other provisions will become effective as the SEC adopted rules to implement those provisions. Some of the principal provisions of the Sarbanes-Oxley Act include:

•	the creation of an independent accounting oversight board to oversee the audit of public companies and auditors who perform such audits;

•	auditor independence provisions which restrict non-audit services that independent accountants may provide to their audit clients;

•	additional corporate governance and responsibility measures which (a) require the chief executive officer and chief financial officer to certify financial statements and to forfeit salary and bonuses in certain situations, and (b) protect whistleblowers and informants;

•	expansion of the audit committee’s authority and responsibility by requiring that the audit committee (a) have direct control of the outside auditor, (b) be able to hire and fire the auditor, and (c) approve all non-audit services;

•	mandatory disclosure by analysts of potential conflicts of interest; and

•	enhanced penalties for fraud and other violations.

      The Sarbanes-Oxley Act is expected to increase the administrative costs and burdens of doing business for public companies.

Monetary Policy And Economic Control

      The commercial banking business is affected not only by legislation, regulatory policies, and general economic conditions, but also by the monetary policies of the FRB. Changes in the discount rate on member bank borrowing, availability of borrowing at the “discount window,” open market operations, the imposition of changes in reserve requirements against members banks’ deposits and assets of foreign branches and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the FRB. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, and this use may affect interest rates charged on loans or paid on deposits. The monetary policies of the FRB have had a significant effect on the operating results of commercial banks and are expected to do so in the future. The monetary policies of these agencies are influenced by various factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and in the fiscal policies of the United States Government. Future monetary policies and the effect of such policies on the future business and earnings of Coast Bank cannot be predicted.

Industry Restructuring

      For well over a decade, the banking industry has been undergoing a restructuring process which is anticipated to continue. The restructuring has been caused by product and technological innovations in the financial services industry, deregulation of interest rates, and increased competition from foreign and nontraditional banking competitors, and has been characterized principally by the gradual erosion of geographic barriers to intrastate and interstate banking and the gradual expansion of investment and lending authorities for bank institutions.

      Members of Congress and the administration may consider additional legislation designed to institute reforms to promote the viability of the industry. Such legislation could revise the federal regulatory structure for insured depository institutions; others could affect the nature of products, services, and activities that bank holding companies and their subsidiaries may offer or engage in, and the types of entities that may control depository institutions. There can be no assurance as to whether or in what form any such future legislation might be enacted, or what impact such legislation might have upon the Company or Coast Bank.

SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of this offering, we will have 3,495,450 common shares outstanding (3,735,450 if the over-allotment option is exercised in full), assuming no stock options are exercised and all shares of Series A Preferred Stock are converted into our common shares, all of which will be freely tradable securities unless they were acquired by our directors, executive officers or other affiliates (collectively, “affiliates”). Our affiliates generally will be able to sell the common shares only in accordance with the limitations of Rule 144 under the Securities Act.

      In general, under Rule 144 as currently in effect, an affiliate (as defined in Rule 144) may sell common shares within any three-month period in an amount limited to the greater of 1% of our outstanding common shares or the average weekly trading volume in our common shares during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us. However, our directors and executive officers have agreed not to sell, contract to sell, or otherwise dispose of any of their common shares for a period of 180 days after the date of this prospectus without the prior written consent of the underwriter.

      As of the date of this prospectus, we have outstanding 545,000 Series A Preferred Shares which will be converted on a one-for-one basis at the closing of this offering into 545,000 common shares, all of which will be freely tradable.

      As of the date of this prospectus, we had outstanding options under the Company Stock Option Plan to purchase an aggregate of 115,900 common shares. The resale of the shares acquired upon exercise of these options will be subject to a ninety day holding period under Rule 701 unless such shares are registered with the SEC on Form S-8 under the Securities Act. The Company intends to file a Registration Statement on Form S-8 following this offering to cover these common shares.

UNDERWRITING

      Subject to the terms and conditions stated in the underwriting agreement, Sterne, Agee & Leach, Inc. (“Sterne Agee”) has agreed to purchase, and the Company has agreed to sell to the underwriter, 1,600,000 common shares. The common shares will be offered subject to receipt and acceptance by Sterne Agee, and to certain other conditions, including the right to reject orders in whole or in part.

      The underwriter is committed to accept and pay for all of the common shares if any are taken. The underwriting agreement provides that the obligations of the underwriter are subject to approval of certain legal matters by their counsel, including the authorization and validity of the common shares and to other conditions contained in the underwriting agreement, such as the effectiveness with the SEC of the registration statement that contains this prospectus and the receipt by the underwriter of certificates from our officers, legal opinions from our lawyers, and a letter from our independent public accountants regarding our financial statements and the statistical data contained in the prospectus.

      The underwriter proposes to offer the common share directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain securities dealers (who may include the underwriter) at this price, less a concession not in excess of $0.50 per common share. The underwriter may allow, and the selected dealers may reallow, a concession not in excess of $0.10 per common share to certain brokers and dealers. After the initial public offering of the common shares, the offering price and other selling terms may from time to time be changed by the underwriter. The common shares are offered subject to receipt and acceptance by the underwriter and to certain other conditions, including the right of the underwriter to reject in whole or in part, and withdraw, cancel, or modify the offer without notice. The Company expects that the common shares will be ready for delivery on or about November 10, 2003.

      In addition, the Company has granted to the underwriter an option, exercisable for a period of 30 days following the offering, to purchase additional common shares on the same terms as other common shares purchased by the underwriter. The underwriter may exercise the option to purchase additional common shares solely for the purpose of covering over-allotments, if any, made in connection with the distribution of common shares.

      The underwriter has informed the Company that it does not intend to confirm sales to any accounts over which it exercises discretionary authority.

      All of the executive officers and directors of the Company have agreed that, for a period of 180 days after the closing, they will not, without prior written consent of Sterne Agee, directly or indirectly, offer for sale, sell, contract to sell, or grant any option to sell (including, without limitations, any short sale), pledge, transfer, assign or otherwise dispose of any common shares or securities exchangeable for or convertible into common shares of the Company.

      Subject to limitations, the Company and the underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Exchange Act and the Securities Act and the liabilities arising from breaches of the representations, warranties and covenants contained in the underwriting agreement, and, under certain conditions, to contribute to any payment that the Company or the underwriter may be required to make for those liabilities. The Company also has agreed to reimburse the underwriter for certain expenses incurred in connection with the offering, including the fees of the underwriter’s counsel in connection with the underwriter’s filing with the NASD. The fees for such filing are estimated not to exceed $7,000.

      In connection with the offering of the common shares, the underwriter and selling group members and their respective affiliates may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions, and penalty bids effected in accordance with Rule 104 of the SEC’s Regulation M. Over-allotment transactions are those transactions in which the underwriter creates a short position for its own by selling more common shares than it is committed to purchase from the Company. In such case, to cover all or part of a short position, the underwriter may exercise the over-allotment option described above or may purchase common shares in the open market following completion of the offering. In stabilizing transactions, the underwriter may bid for, and purchase, common shares at a level above that which might otherwise prevail on the open market for the purpose of preventing or retarding a decline in the market price of the common shares. Syndicate covering transactions involve purchases of common shares in the open market after a distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriter to reclaim selling concessions from a syndicate member when the common shares originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Any of the foregoing transactions may cause the price of the common shares to be higher than it would otherwise be in the absence of such transactions. The underwriter is not required to engage in any of the foregoing transactions, and if commenced, such transactions may be discontinued at any time.

      Certain officers and directors have indicated an intent to participate in the shareholder offering through the purchase of approximately 13,500 common shares in the aggregate. Under NASD Rule 2110-1(d) such participation is permitted where a specific portion of the offering is directed for sale to officers and directors by the issuer. In addition, pursuant to NASD Rule 2110-1(d), officers and directors who purchase common shares will be prohibited from the sale, transfer, assignment, pledge or hypothecation of the common shares for a three month period following the closing date of the public offering. We are directing 13,500 common shares for purchase by officers and directors in the shareholder offering.

      There has been no public trading market for the common shares prior to this offering. Consequently, the initial public offering price for the common shares was determined by negotiations between the Company and the underwriter. This price is not based upon earnings or any history of operations and should not be construed as indicative of the present or anticipated future value of the common shares. In determining such price, consideration was given to the size of the offering, the market conditions for initial public offerings, the desire that the security being offered by attractive to individuals, the underwriter’s experience in dealing with initial public offerings for financial institutions. No assurances can be made as to the liquidity of the common shares or that an active and liquid trading market will develop or, if developed, that it will be sustained.

LEGAL MATTERS

      The validity of the common shares offered hereby have been passed upon for the Company by Carlton Fields, P.A., Tampa, Florida. Certain legal matters have been passed on for the underwriter by Smith Mackinnon, P.A., Orlando, Florida.

EXPERTS

      The consolidated balance sheets of the Company and its subsidiaries as of December 31, 2002 and 2001, and the consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then-ended, which appear in this prospectus, have been audited by Hacker Johnson & Smith P.A., independent accountants, and have been included in this prospectus and in the registration statement in reliance on the report given on the authority of that firm as experts in accounting and auditing.

WHERE CAN YOU FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form SB-2 (the “Registration Statement”), including exhibits, schedules and amendments, under the Securities Act, with respect to the common shares to be sold in this offering. This prospectus, filed as part of the Registration Statement, does not contain all the information included in the Registration Statement. Certain items were omitted from this prospectus as permitted by the rules and regulations of the SEC. For further information about us and the common shares to be sold in this offerings please refer to the Registration Statement.

      Statements made in this prospectus as to the contents of any contract, agreement, or document are summaries and are not necessarily complete and, in each instance, we refer you to a copy of the contract, agreement, or other document filed as an exhibit to the Registration Statement and each such statement is qualified in its entirety by such reference. You may read and copy any contract, agreement or other document that we have filed as an exhibit to the Registration Statement or any other portion of our Registration Statement at the SEC’s public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of required fees, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our filings with the SEC, including our Registration Statement, also are available to you on the SEC’s Web at http://www.sec.gov.

      As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, and will file with the SEC, and furnish to our shareholders, annual reports containing financial statements audited by independent public accountants, quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year, proxy statements and other information. You may read and copy any reports, statements, or other information on file at the public reference room. You also can request copies of these documents for a copying fee, by writing to the SEC.

COAST FINANCIAL HOLDINGS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Independent Auditors’ Report	F-2
Consolidated Balance Sheets, December 31, 2002 and 2001 and (Unaudited) June 30, 2003	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2002 and 2001 and (Unaudited) for the Six Months Ended June 30, 2003 and 2002	F-4
Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2002 and 2001 and (Unaudited) for the Six Months Ended June 30, 2003	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002 and 2001 and (Unaudited) for the Six Months Ended June 30, 2003 and 2002	F-6
Notes to Consolidated Financial Statements at December 31, 2002 and 2001 and for the Years Then Ended and (Unaudited) at June 30, 2003 and (Unaudited) the Six-Months Ended June 30, 2003 and 2002	F-7 – F-28

      All schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the Consolidated Financial Statements and related Notes.

INDEPENDENT AUDITORS’ REPORT

Board of Directors

Coast Financial Holdings, Inc.
Bradenton, Florida:

      We have audited the accompanying consolidated balance sheets of Coast Financial Holdings, Inc. and Subsidiary (the “Company”) at December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

HACKER, JOHNSON & SMITH PA

Tampa, Florida
January 24, 2003, except for Notes 1 and 15, as to which
the date is October 20, 2003

COAST FINANCIAL HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

($ in thousands, except share amounts)

		December 31,
	June 30,
	2003	2002	2001

	(Unaudited)
ASSETS
Cash and due from banks	$6,586	4,330	3,163
Federal funds sold	1,245	4,640	6,515

Cash and cash equivalents	7,831	8,970	9,678
Securities available for sale	28,147	29,290	16,938
Certificates of deposit	—	—	198
Loans, net of allowance for loan losses of $1,587 in 2003, $1,350 in 2002 and $644 in 2001	144,045	116,203	63,670
Loans held for sale	17,271	10,888	17,580
Foreclosed real estate	92	110	138
Federal Home Loan Bank stock, at cost	592	299	150
Premises and equipment, net	7,454	6,454	2,194
Accrued interest receivable	893	808	649
Deferred income taxes	1,391	1,418	1,021
Loan servicing rights	1,019	775	266
Other assets	461	651	265

Total assets	$209,196	175,866	112,747

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Noninterest-bearing demand deposits	13,057	11,382	6,710
Savings, NOW and money-market deposits	39,486	36,517	25,209
Time deposits	110,811	98,238	60,620

Total deposits	163,354	146,137	92,539
Federal Home Loan Bank advances	2,500	2,500	2,000
Federal funds purchased	—	—	8
Line of credit	268	—	—
Other borrowings	19,660	8,141	6,425
Official checks	5,014	1,928	1,165
Other liabilities	2,199	899	596

Total liabilities	192,995	159,605	102,733

Commitments and contingencies (Notes 5, 9 and 17)
Stockholders’ equity:
Preferred stock, $.01 par value; $11 liquidation value; 5,000,000 shares authorized, 545,000 shares issued and outstanding	5,995	5,995	5,995
Common stock, $5 par value; 20,000,000 shares authorized, 1,350,450, 1,350,450 and 631,025 shares issued and outstanding in 2003, 2002 and 2001	6,752	6,752	3,155
Additional paid-in capital	5,897	5,897	2,582
Accumulated deficit	(2,380)	(2,325)	(1,634)
Accumulated other comprehensive income (loss)	(63)	(58)	(84)

Total stockholders’ equity	16,201	16,261	10,014

Total liabilities and stockholders’ equity	$209,196	175,866	112,747

See Accompanying Notes to Consolidated Financial Statements.

COAST FINANCIAL HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except per share amounts)

	Six Months Ended		Year Ended
	June 30,		December 31,

	2003	2002	2002	2001

		(Unaudited)
Interest income:
Loans	$5,067	3,488	7,832	5,082
Securities	541	351	842	851
Other interest-earning assets	54	64	116	114

Total interest income	5,662	3,903	8,790	6,047

Interest expense:
Deposits	2,606	1,981	4,363	3,269
Borrowings	187	104	238	383

Total interest expense	2,793	2,085	4,601	3,652

Net interest income	2,869	1,818	4,189	2,395
Provision for loan losses	312	347	835	353

Net interest income after provision for loan losses	2,557	1,471	3,354	2,042

Noninterest income:
Service charges on deposit accounts	192	164	382	235
Gain on sale of loans held for sale	683	454	960	442
Gain on sale of securities available for sale	98	7	155	163
Net loan servicing (costs) fees	(50)	36	103	26
Asset management fees	240	63	237	25
Other service charges and fees	288	118	487	254
Other	64	2	10	18

Total noninterest income	1,515	844	2,334	1,163
Noninterest expenses:
Salaries and employee benefits	2,347	1,254	3,018	2,085
Occupancy and equipment	644	386	721	643
Data processing	345	227	453	265
Professional fees	203	81	245	151
Office supplies	107	45	143	118
Advertising	144	97	270	165
Organizational costs	141	—	—	—
Impairment of a security available for sale	—	—	1,191	—

Settlement on impaired security	(400)	—	—	—

Other	460	270	751	537

Total noninterest expenses	3,991	2,360	6,792	3,964

Earnings (loss) before income taxes	81	(45)	(1,104)	(759)
Income tax provision (benefit)	31	(15)	(413)	(282)

Net earnings (loss)	50	(30)	(691)	(477)
Dividends on preferred stock	(105)	—	—	—

Net loss applicable to common stockholders	$(55)	(30)	(691)	(477)

Loss per share, basic and diluted	$(.04)	(.04)	(.66)	(.68)

Weighted-average number of common shares outstanding, basic and diluted	1,350,450	749,065	1,042,184	696,468

See Accompanying Notes to Consolidated Financial Statements.

COAST FINANCIAL HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

Years Ended December 31, 2002 and 2001 and Six Months Ended June 30, 2003
($ in thousands)

					Accumulated
					Other
					Compre-
			Additional		hensive	Total
	Preferred	Common	Paid-In	Accumulated	Income	Stockholders’
	Stock	Stock	Capital	Deficit	(Loss)	Equity

Balance at December 31, 2000	$—	3,008	2,978	(1,157)	(10)	4,819

Comprehensive income (loss):
Net loss	—	—	—	(477)	—	(477)
Net change in unrealized loss on securities available for sale, net of taxes	—	—	—	—	(74)	(74)

Comprehensive income (loss)						(551)

Proceeds from the exercise of warrants (29,460 shares)	—	147	147	—	—	294
Proceeds from issuance of preferred stock, net of offering costs of $543 (545,000 shares)	5,995	—	(543)	—	—	5,452

Balance at December 31, 2001	5,995	3,155	2,582	(1,634)	(84)	10,014

Comprehensive income (loss):
Net loss	—	—	—	(691)	—	(691)
Net change in unrealized loss on securities available for sale, net of taxes	—	—	—	—	26	26

Comprehensive income (loss)						(665)

Proceeds from issuance of common stock, net of offering costs of $483 (719,425 shares)	—	3,597	3,315	—	—	6,912

Balance at December 31, 2002	5,995	6,752	5,897	(2,325)	(58)	16,261

Comprehensive income:
Net earnings (unaudited)	—	—	—	50	—	50
Net change in unrealized loss on securities available for sale, net of taxes (unaudited)	—	—	—	—	(5)	(5)

Comprehensive income (unaudited)						45

Dividends on preferred stock (unaudited)	—	—	—	(105)	—	(105)

Balance at June 30, 2003 (unaudited)	$5,995	6,752	5,897	(2,380)	(63)	16,201

See Accompanying Notes to Consolidated Financial Statements.

COAST FINANCIAL HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Six Months Ended		Year Ended
	June 30,		December 31,

	2003	2002	2002	2001

		(Unaudited)
Cash flows from operating activities:
Net earnings (loss)	$50	$(30)	$(691)	$(477)
Adjustments to reconcile net earnings (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	334	184	407	364
Provision for loan losses	312	347	835	353
Provision (credit) for deferred income taxes	31	(15)	(413)	(282)
Amortization and accretion of discounts and premiums on securities	153	132	207	(39)
Amortization of loan servicing rights	100	80	160	44
Gain on sale of securities available for sale	(98)	(7)	(155)	(163)
Impairment of an available for sale security	—	—	1,191	—

Settlement on impaired security	(400)	—	—	—

Write-down of foreclosed real estate	32	—	—	—
Gain on sale of loans held for sale	(683)	(454)	(960)	(442)
Originations of loans held for sale	(49,876)	(23,967)	(60,314)	(41,956)
Proceeds from sale of loans held for sale	43,832	25,591	56,356	30,856
Increase in accrued interest receivable	(85)	(5)	(159)	(402)
Decrease (increase) in other assets	190	(353)	(386)	(53)
Increase in official checks and other liabilities	4,386	1,818	1,066	1,073

Net cash (used in) provided by operating activities	(1,722)	3,321	(2,856)	(11,124)

Cash flows from investing activities:
Purchase of securities available for sale	(14,796)	(11,154)	(44,962)	(32,583)
Proceeds from maturities, calls, repayments and sales of securities available for sale	16,275	11,144	31,409	27,479
Net increase in loans	(28,391)	(24,242)	(42,427)	(33,847)
Purchase of premises and equipment	(1,334)	(103)	(4,667)	(375)
Purchase of Federal Home Loan Bank stock	(293)	(149)	(149)	(145)
Proceeds from sale of foreclosed real estate	223	—	28	—
Redemption (purchase) of certificates of deposit	—	—	198	(198)

Net cash used in investing activities	(28,316)	(24,504)	(60,570)	(39,669)

Cash flows from financing activities:
Net increase in deposits	17,217	19,844	53,598	54,285
Proceeds from Federal Home Loan Bank advances	—	—	2,500	2,000
Repayments of Federal Home Loan Bank advances	—	(1,000)	(2,000)	—
Net increase (decrease) in repurchase agreements	11,519	1,170	1,716	(4,312)
Net increase in line of credit	268	—	—	—
Net decrease in federal funds purchased	—	(8)	(8)	(692)
Proceeds from issuance of preferred stock, net of offering costs	—	—	—	5,453
Proceeds from issuance of common stock, net of offering costs	—	6,912	6,912	294
Dividends paid on preferred stock	(105)	—	—	—

Net cash provided by financing activities	28,899	26,918	62,718	57,028

Net (decrease) increase in cash and cash equivalents	(1,139)	5,735	(708)	6,235
Cash and cash equivalents at beginning of period	8,970	9,678	9,678	3,443

Cash and cash equivalents at end of period	$7,831	15,413	8,970	9,678

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$2,812	2,076	4,544	3,590

Income taxes	$—	—	—	—

Noncash transactions:
Accumulated other comprehensive income (loss), change in unrealized loss on securities available for sale	$(5)	(47)	26	(74)

Transfer of loans to foreclosed real estate	$237	—	—	138

Transfer of loans held for sale to loans held for investment portfolio	$—	—	10,941	—

Originated mortgage loan servicing rights capitalized	$344	350	669	292

See Accompanying Notes to Consolidated Financial Statements.

COAST FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2002 and 2001 and the Years Then Ended
and June 30, 2003 (Unaudited) and the Six Months Ended
June 30, 2003 and 2002 (Unaudited)

(1)     Summary of Significant Accounting Policies

      In the opinion of management, the accompanying consolidated financial statements contain all adjustments (consisting principally of normal recurring accruals) necessary to present fairly the financial position at June 30, 2003 and the results of operations and cash flows for the six-month periods ended June 30, 2003 and 2002. The results of operations for the six months ended June 30, 2003 are not necessarily indicative of the results to be expected for the year ending December 31, 2003.

      Organization. Coast Financial Holdings, Inc. (the “Holding Company”) owns 100% of the outstanding common stock of Coast Bank of Florida (the “Bank”) which owns 100% of Coast Financial Partners, Inc. (“CFP”) (collectively the “Company”). On April 15, 2003, the Bank’s stockholders approved a Plan of Merger and Merger Agreement under which the Bank would become a wholly-owned subsidiary of the Holding Company. The Bank’s stockholders exchanged their common stock and preferred stock for shares of the Holding Company. As a result, all (1,350,450 shares) of the previously issued $5 par value common stock of the Bank were exchanged for 1,350,450 shares of the $5 par value common stock of the Holding Company and all (545,000 shares) of the previously issued $.01 par value preferred stock of the Bank were exchanged for 545,000 shares of the $.01 par value preferred stock of the Holding Company. The Holding Company’s merger with the Bank was accounted as a reorganization of entities under common control at historical cost and, the financial data for periods presented include the results of the Bank and CFP.

      The Holding Company’s primary activity is the operation of the Bank and CFP. The Bank is a state (Florida)-chartered commercial bank. The deposit accounts of the Bank are insured by the Federal Deposit Insurance Corporation. The Bank offers a variety of community banking services to individual and corporate customers through its three banking offices located in Manatee County, Florida. CFP provides investment advisory services to customers of the Bank.

      Basis of Presentation. The accompanying consolidated financial statements include the accounts of the Holding Company, the Bank and CFP. All significant intercompany accounts and transactions have been eliminated in consolidation.

      The following is a description of the significant accounting policies and practices followed by the Company, which conform to accounting principles generally accepted in the United States of America and prevailing practices within the banking industry.

      Use of Estimates. In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred tax assets.

      Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold, all of which mature within ninety days.

      The Bank is required by law or regulation to maintain cash reserves. The reserve balances were met by cash on hand at June 30, 2003 (unaudited) and December 31, 2002 and 2001.

(continued)

COAST FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(1)     Summary of Significant Accounting Policies, Continued

      Securities. Securities may be classified as either trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings (loss). Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from earnings (loss) and reported in comprehensive income (loss). Gains and losses on the sale of available-for-sale securities are recorded on the trade date determined using the specific-identification method. Premiums and discounts on securities available for sale are recognized in interest income using the interest method over the period to maturity.

      Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs.

      Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

      The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

      All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

      Loans Held for Sale. Loans held for sale are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to operations. At June 30, 2003 (unaudited) and December 31, 2002 and 2001, the market value of loans held for sale exceeded the book value in the aggregate.

      Loan origination fees and direct loan origination costs are deferred until the related loan is sold, at which time the net fees are included in the gain on sale of loans held for sale in the consolidated statements of operations.

      In 2002, approximately $11.0 million of loans held for sale were transferred to loans held for investment portfolio. The loans were transferred at book value which was less than the market value at the date of transfer.

      Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

      The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is

(continued)

COAST FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(1)     Summary of Significant Accounting Policies, Continued

inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

      A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

      Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual installment and residential loans for impairment disclosures.

      Foreclosed Real Estate. Real estate acquired through, or in lieu of, foreclosure, is initially recorded at the lower of fair value or the loan balance plus acquisition costs at the date of foreclosure. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in operations.

      Premises and Equipment. Land is stated at cost. Building, furniture, fixtures, equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed using the straight-line method over the estimated useful life of each type of asset or lease term, if shorter. The following are the range of depreciable lives used for the major asset categories:

Asset Category	Range of Depreciable Lives

Buildings	39.5 years
Furniture, fixtures and equipment	5 years - 7 years
Leasehold improvements	10 years

      Servicing. Servicing assets are recognized as separate assets when rights are acquired through sale of financial assets. Capitalized servicing rights are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

      Transfer of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of

(continued)

COAST FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(1)     Summary of Significant Accounting Policies, Continued

conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

      Income Taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized. At June 30, 2003 (unaudited) and December 31, 2002 and 2001, a valuation allowance was not established because management believes it is more likely than not that the deferred tax asset will be realized during the carryforward period with future earnings of the Company.

      Off-Balance-Sheet Instruments. In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, unused lines of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

      Stock Compensation Plan. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS 148, Accounting for Stock-Based Compensation Transition and Disclosure (collectively “SFAS No. 123”) encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company’s stock option plan have no intrinsic value at the grant date, and under APB No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in APB No. 25.

(continued)

COAST FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(1)     Summary of Significant Accounting Policies, Continued

      The following table illustrates the effect on net earnings (loss) if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation (in thousands, except per share information):

	Six Months		Year Ended
	Ended June 30,		December 31,

	2003	2002	2002	2001

	(Unaudited)
Net earnings (loss), as reported	$50	(30)	(691)	(477)
Dividends on preferred stock	(105)	—	—	—

Net loss applicable to common shareholders	(55)	(30)	(691)	(477)
Deduct: Total stock-based employee compensation determined under the fair value based method for all awards, net of related tax effect	(5)	(40)	(81)	(220)

Proforma net loss	$(60)	(70)	(772)	(697)

Loss per share, basic and diluted	$(.04)	(.04)	(.66)	(.68)

Proforma loss per share, basic and diluted	$(.04)	(.09)	(.74)	(1.00)

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions. There were no options granted during the six-month ended June 30, 2003 (unaudited) ($ in thousands):

	Six Months	Year Ended
	Ended	December 31,
	June 30,
	2002	2002	2001

	(Unaudited)
Risk-free interest rate	4.19%	4.19%	4.50%
Dividend yield	—%	—%	—%
Expected volatility	—%	—%	—%
Expected life in years	10	10	10
Estimated aggregate fair value of options granted	$58	58	358

      Advertising. The Company expenses all media advertising as incurred.

      Fair Values of Financial Instruments. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily

(continued)

COAST FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(1)     Summary of Significant Accounting Policies, Continued

represent the underlying fair value of the Company. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents and Certificates of Deposit. The carrying amounts of cash and cash equivalents and certificates of deposit approximate their fair value.

Securities. Fair values for securities available for sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying value of Federal Home Loan Bank stock approximates fair value.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Loans Held for Sale. Fair values of loans held for sale are based on commitments on hand from investors or prevailing market prices.

Accrued Interest Receivable. Book value approximates fair value.

Loan Servicing Rights. Fair value for loan servicing rights are based upon market prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions.

Deposit Liabilities. The fair values disclosed for demand, NOW, money-market and savings deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of aggregated expected monthly maturities of time deposits.

Line of Credit and Federal Home Loan Bank Advances. Fair value of the line of credit and the advances from the Federal Home Loan Bank are estimated using a discounted cash flow analysis based on the Company’s current incremental borrowing rate for similar types of borrowings.

Federal Funds Purchased and Other Borrowings. Fair values of federal funds purchased and other borrowings approximates their fair value.

Off-Balance-Sheet Instruments. Fair values of off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standings.

      Comprehensive Income (Loss). Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net earnings (loss). Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet,

(continued)

COAST FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(1)     Summary of Significant Accounting Policies, Continued

such items, along with net earnings (loss), are components of comprehensive income (loss). The components of other comprehensive income (loss) and related tax effects are as follows (in thousands):

	Before	Tax	After
	Tax	Effect	Tax

Six Months Ended June 30, 2003 (Unaudited):
Holding gains	$90	(34)	56
Gains included in net earnings	(98)	37	(61)

Net unrealized holding losses	$(8)	3	(5)

Six Months Ended June 30, 2002 (Unaudited):
Holding losses	(75)	32	(43)
Gains included in net loss	(7)	3	(4)

Net unrealized holding losses	$(82)	35	(47)

Year Ended December 31, 2002:
Holding losses	(994)	373	(621)
Gains included in net loss	(155)	58	(97)
Permanent impairment of a security available for sale	1,191	(447)	744

Net unrealized holding gains	$42	(16)	26

Year Ended December 31, 2001:
Holding gains	45	(17)	28
Gains included in net loss	(163)	61	(102)

Net unrealized holding losses	$(118)	44	(74)

Loss Per Share. Basic and diluted loss per share is computed on the basis of the weighted-average number of common shares outstanding. Outstanding stock options and preferred stock if converted are not considered dilutive.

      Recent Pronouncements. In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others”(“FIN 45”), which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires the Company to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material affect on the consolidated financial statements of the Company.

      In January 2003, the FASB issued FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”) which addresses consolidation by business enterprises of variable interest entities. FIN 46 applies to variable interest entities created after January 31, 2003. The Company has no variable interest entities, therefore FIN 46 had no effect on the consolidated financial statements of the Company.

      In May, 2002, the FASB issued SFAS No. 145, “Recission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002.” This Statement rescinds SFAS No. 4 and 64, “Reporting Gains and Losses from Extinguishment of Debt” and

(continued)

COAST FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(1)     Summary of Significant Accounting Policies, Continued

“Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements,” respectively, and restricts the classification of early extinguishment of debt as an extraordinary item to the provisions of APB Opinion No. 30. This Statement also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers,” which is no longer necessary because the transition to the provisions of the Motor Carrier Act of 1980 is complete. The Statement also amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Finally, the Statement makes various technical corrections to existing pronouncements, which are not considered substantive. This Statement is effective for financial statements issued on or after May 15, 2002. The adoption of this Statement had no effect on the Company’s consolidated financial statements.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 provides guidance on the recognition and measurement of liabilities for costs associated with exit or disposal activities. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. The adoption of this Statement had no effect on the Company’s consolidated financial statements.

      SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure” was issued in December, 2002. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide three alternative methods of transition to SFAS 123’s fair-value method of accounting for stock-based compensation. This Statement is effective for fiscal years ending after December 15, 2002. The Company has elected to continue to use the Intrinsic Value Method, therefore the only effect to the Company was additional disclosure requirements in the footnotes to the consolidated financial statements.

      Reclassification. Certain amounts in the 2001 consolidated financial statements have been reclassified to conform with the 2002 and 2003 presentation.

(2)     Securities Available for Sale

      Securities have been classified according to management’s intent. The carrying amount of securities and their approximate fair values are summarized as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

At June 30, 2003 (unaudited):
Mortgage-backed securities	$26,693	50	(126)	26,617
Collateralized mortgage obligations	1,555	—	(25)	1,530

	$28,248	50	(151)	28,147

At December 31, 2002:
U.S. agency securities	1,503	2	—	1,505
Mortgage-backed securities	25,285	9	(86)	25,208
Collateralized mortgage obligations	2,594	—	(17)	2,577

	$29,382	11	(103)	29,290

(continued)

COAST FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(2)     Securities Available for Sale, Continued

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

At December 31, 2001:
U.S. agency securities	$9,017	7	(10)	9,014
Mortgage-backed securities	6,874	—	(34)	6,840
Collateralized mortgage obligations	1,181	—	(97)	1,084

	$17,072	7	(141)	16,938

      Sales of securities available for sale are summarized as follows (in thousands):

	Six Months Ended		Year Ended
	June 30,		December 31,

	2003	2002	2002	2001

	(Unaudited)
Gross proceeds	$11,018	8,098	27,247	25,371

Gross realized gains	98	7	162	163
Gross realized losses	—	—	(7)	—

Net realized gains	$98	7	155	163

      At June 30, 2003 (unaudited), December 31, 2002 and 2001, securities with a carrying value of approximately $21,291,000, $18,592,000 and $14,938,000, respectively were pledged to secure public funds and repurchase agreements.

      The scheduled maturities of securities available for sale are as follows (in thousands):

	Amortized	Fair
	Cost	Value

At December 31, 2002:
Due from one year to five years	$1,003	1,005
Due five years to ten years	500	500
Mortgage-backed securities	25,285	25,208
Collateralized mortgage obligations	2,594	2,577

	$29,382	29,290

      During the year ended December 31, 2002, a security available for sale with a balance of approximately $1,191,000 was written-off do to impairment. During the six months ended June 30, 2003 (unaudited), approximately $400,000 was recovered by the Bank.

(continued)

COAST FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(3)     Loans

      The components of loans are as follows (in thousands):

		At December 31,
	At June 30,
	2003	2002	2001

	(Unaudited)
Commercial	$29,290	23,829	16,678
Commercial real estate	35,156	21,827	11,038
Installment	33,076	29,801	19,380
Residential real estate	14,592	14,780	6,011
Residential Construction	31,029	24,914	10,132
Residential land	1,565	1,726	702
	144,708	116,877	63,941
Add (deduct):
Deferred loan costs, net	924	676	373
Allowance for loan losses	(1,587)	(1,350)	(644)

Loans, net	$144,045	116,203	63,670

      An analysis of the change in the allowance for loan losses follows (in thousands):

	Six Months Ended		Year Ended
	June 30,		December 31,

	2003	2002	2002	2001

	(Unaudited)
Beginning balance	$1,350	644	644	370
Provision for loan losses	312	347	835	353
Charge-offs	(75)	(38)	(129)	(79)

Ending balance	$1,587	953	1,350	644

      Impaired collateral dependent loans were as follows (in thousands):

	Six Months Ended		Year Ended
	June 30,		December 31,

	2003	2002	2002	2001

	(Unaudited)
Balance at end of period	$351	—	187	—

Total related allowance for losses	$143	—	28	—

Average investment in impaired loans	$215	—	1	126

Interest income recognized on impaired loans	$16	—	—	2

Interest income received on impaired loans	$2	—	—	2

(continued)

COAST FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(3)     Loans, Continued

      Nonaccrual and past due loans were as follows (in thousands):

		At
		December 31,
	At June 30,
	2003	2002	2001

	(Unaudited)
Nonaccrual loans	$375	55	—
Past due ninety days or more, still accruing	22	243	12

	$397	298	12

(4)     Loan Servicing

      Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans are summarized as follows (in thousands):

		At December 31,
	At June 30,
	2003	2002	2001

	(Unaudited)
Mortgage loan portfolios serviced for:
FNMA	$71,855	51,249	13,976
FHLMC	4,637	2,239	—
Other investors	3,178	6,349	6,063

	$79,670	59,837	20,039

      Custodial escrow balances maintained in connection with the foregoing loan servicing are approximately $668,000, $200,000 and $68,000 at June 30, 2003 (unaudited), December 31, 2002 and 2001, respectively.

      The balance of capitalized originated mortgage servicing rights at June 30, 2003 (unaudited), December 31, 2002 and 2001 of approximately $1,019,000, $775,000 and $266,000, respectively, was less than or approximated fair value, therefore no valuation allowance has been established. At June 30, 2003 (unaudited) and December 31, 2002 the fair value of servicing rights were determined using discount rates ranging from 6.0% to 8.5% and prepayment speeds ranging from 12% to 36% and 15% to 34%, respectively, depending upon the stratification of the specific right.

      The following summarizes mortgage servicing rights capitalized and amortized (in thousands):

	Six Months
	Ended		Year Ended
	June 30,		December 31,

	2003	2002	2002	2001

	(Unaudited)
Mortgage servicing rights capitalized	$344	350	669	292

Mortgage servicing rights amortized	$100	80	160	44

(continued)

COAST FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(5)     Premises and Equipment

      A summary of premises and equipment follows (in thousands):

		At December 31,
	At June 30,
	2003	2002	2001

	(Unaudited)
Land	$670	670	—
Buildings	4,302	4,050	921
Furniture, fixtures and equipment	2,976	2,538	1,670
Leasehold improvements	150	139	139
Construction in process	634	—	—

Total, at cost	8,732	7,397	2,730
Less accumulated depreciation and amortization	(1,278)	(943)	(536)

Premises and equipment, net	$7,454	6,454	2,194

      The Company leases the land where the main office is located but owns the building. The land lease expires in 2007 and includes five additional 10 year renewal options and one final fourteen year renewal period. The Company also has lease agreements for one branch office and a suite adjacent to the operations center. These leases range from three to five years with renewal options. All leases contain escalation clauses during the terms of the leases. In 2002, the Company purchased a branch location from a director of the Company at fair value. Also in April, 2003 the Company acquired property to construct a branch which is expected to open in September of 2003. In addition, at June 30, 2003, the Company had a commitment to acquire a parcel of land for a future branch office for a total of $630,000 and a commitment to acquire a former branch location of another financial institution for $400,000. These acquisitions occurred in July, 2003. Total rent expense for the six months ended June 30, 2003 and 2002 (unaudited) and for the years ended December 31, 2002 and 2001 was approximately $65,000, $53,000, $116,000 and $99,000, respectively. Aggregate estimated minimum rental commitments under all operating leases at June 30, 2003 (unaudited) and December 31, 2002 are summarized as follows (in thousands):

Year Ending June 30,	Amount	Year Ending December 31,	Amount

	(Unaudited)
2004	$148	2003	$91
2005	107	2004	79
2006	61	2005	67
2007	14	2006	16
2008	—	2007	14

	$330		$267

(6)     Deposits

      The aggregate amount of time deposits with a minimum denomination of $100,000, was approximately $28.2 million, $24.9 million and $17.0 million at June 30, 2003 (unaudited), December 31, 2002 and 2001, respectively.

(continued)

COAST FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(6)     Deposits, Continued

      A schedule of maturities of time deposits at June 30, 2003 (unaudited) and December 31, 2002 follows (in thousands):

Year Ending	At June 30,	Year Ending	At December 31,
June 30,	2003	December 31,	2002

	(Unaudited)
2004	$45,915	2003	$45,911
2005	30,422	2004	23,040
2006	14,493	2005	14,781
2007	8,650	2006	7,729
2008	11,331	2007	6,777

	$110,811		$98,238

(7)     Line of Credit and Federal Home Loan Bank Advances

      A summary of the Company’s Federal Home Loan Bank of Atlanta (“FHLB”) advances by maturity and interest rate follows (in thousands):

			At December 31,
	Interest	At June 30,
Maturity	Rate	2003	2002	2001

		(Unaudited)
2002	2.89%	$—	—	2,000
2004	2.66	1,500	1,500	—
2005	3.18	1,000	1,000	—

		$2,500	2,500	2,000

      Advances from the FHLB are collateralized by the Company’s FHLB stock and a lien on specifically identified 1-4 family mortgage loans totaling approximately $3,692,000 and $4,882,000 at June 30, 2003 (unaudited) and December 31, 2002, respectively.

      In 2003 (unaudited) the Company established a $600,000 line of credit with a financial institution at an annual interest rate equal to prime (4.00% at June 30, 2003) which matures on April 15, 2005. At June 30, 2003, the outstanding balance of this line of credit was $268,000 (unaudited). The line of credit is collateralized by the common stock of the Bank.

(8)     Other Borrowings

      The Company enters into repurchase agreements with customers. These agreements require the Company to pledge securities as collateral for borrowings under these agreements. At June 30, 2003 (unaudited), December 31, 2002 and 2001, the outstanding balance of such borrowings totaled approximately $19,660,000, $8,141,000 and $6,425,000, respectively and the Company pledged securities with a carrying value of approximately $18,915,000, $17,105,000 and $13,294,000, respectively as collateral for these agreements.

(9)     Financial Instruments

      The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to

(continued)

COAST FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(9)     Financial Instruments, Continued

extend credit, unused lines of credit and standby letters of credit and may involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

      The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, unused lines of credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the counterparty.

      Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. In accordance with FIN 45, all fees received for standby letters of credit issued after December 31, 2002 are deferred and recognized on a straight line basis over the term of the letter of credit. The Company has obtained collateral, in the form of residential and commercial real estate, marketable securities and personal property from the customers to whom the letters of credit were issued in an amount in excess of the potential obligation of the Company and if they are required to fund these letters of credit, can liquidate such collateral to recover all amounts paid under the letters of credit. Therefore, the Company has recorded no liability for these letters of credit as of September 30, 2003 (unaudited) or December 31, 2002 or 2001.

      The estimated fair values of the Company’s financial instruments were as follows (in thousands):

			At December 31,

	At June 30, 2003		2002		2001

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value

	(Unaudited)
Financial assets:
Cash and cash equivalents	$7,831	7,831	8,970	8,970	9,678	9,678
Securities available for sale	28,147	28,147	29,290	29,290	16,938	16,938
Loans	144,045	146,379	116,203	117,767	63,670	63,867
Loans held for sale	17,271	17,551	10,888	11,152	17,580	17,861
Certificates of deposit	—	—	—	—	198	198
Loan servicing rights	1,019	1,019	775	792	266	272
Accrued interest receivable	893	893	808	808	649	649
Federal Home Loan Bank stock	592	592	299	299	150	150
Financial liabilities:
Deposits	163,354	167,948	146,137	153,225	92,539	95,189

(continued)

COAST FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(9)     Financial Instruments, Continued

			At December 31,

	At June 30, 2003		2002		2001

	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value

	(Unaudited)
Federal Home Loan Bank advances	2,500	2,548	2,500	2,528	2,000	2,023
Line of credit	268	268	—	—	—	—
Other borrowings	19,660	19,660	8,141	8,141	6,425	6,425
Federal funds purchased	—	—	—	—	8	8

      A summary of the contract amounts of the Company’s outstanding commitments, with off-balance sheet risk at June 30, 2003 (unaudited) and December 31, 2002, follows (in thousands):

			Estimated
	Contract	Carrying	Fair
	Amount	Amount	Value

At June 30, 2003 (unaudited):
Commitments to extend credit	$44,157	—	—

Unused lines of credit	$6,128	—	—

Standby letters of credit	$1,064	—	—

At December 31, 2002:

Commitments to extend credit	$35,365	—	—

Unused lines of credit	$8,502	—	—

Standby letters of credit	$702	—	—

(10)     Savings Plan

      The Company sponsors a 401(k) savings plan for all eligible employees. Employees are eligible to participate in the plan if they have been employed three months and are at least twenty-one years of age. The Company may or may not elect to make matching contributions to the plan. The Company made no matching contributions in 2003 (unaudited), 2002 or 2001.

(11)     Credit Risk

      The Company grants the majority of its loans to borrowers throughout the Manatee County, Florida area. Although the Company has a diversified loan portfolio, a significant portion of its borrowers’ ability to honor their contracts is dependent upon the economy in Manatee County, Florida.

(continued)

COAST FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(12)     Income Taxes

      The income tax provision (benefit) consisted of the following (in thousands):

	Six Months		Year
	Ended		Ended
	June 30,		December 31,

	2003	2002	2002	2001

	(Unaudited)
Deferred:
Federal	$26	(13)	(353)	(241)
State	5	(2)	(60)	(41)

Total deferred	$31	(15)	(413)	(282)

      The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows (dollars in thousands):

	Six Months Ended June 30,

	2003		2002

		% of		% of
		Pretax		Pretax
	Amount	Earnings	Amount	Loss

	(Unaudited)
Income tax provision (benefit) at statutory rate	$28	34.0%	$(15)	(34.0)%
Increase (decrease) resulting from:
State taxes, net of Federal tax benefit	3	3.7	(1)	(2.2)
Other	—	.6	1	2.2

Income tax provision (benefit)	$31	38.3%	$(15)	(34.0)%

	Year Ended December 31,

	2002		2001

		% of		% of
		Pretax		Pretax
	Amount	Loss	Amount	Loss

Income tax benefit at statutory rate	$(375)	(34.0)%	$(258)	(34.0)%
Increase (decrease) resulting from:
State taxes, net of Federal tax benefit	(40)	(3.6)	(27)	(3.6)
Other	2	.2	3	.4

Income tax benefit	$(413)	(37.4)%	$(282)	(37.2)%

(continued)

COAST FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(12)     Income Taxes, Continued

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands).

		At December 31,
	At June 30,
	2003	2002	2001

	(Unaudited)
Deferred tax assets:
Net operating loss carryforwards	$2,123	2,113	1,445
Organizational and preopening costs	43	55	79
Unrealized loss on securities available for sale	38	34	50
Allowance for loan losses	388	271	25
Other	30	26	15

Deferred tax assets	2,622	2,499	1,614

Deferred tax liabilities:
Accrual to cash conversion	(219)	(292)	(218)
Deferred loan costs	(388)	(310)	(213)
Mortgage servicing rights	(384)	(292)	(100)
Accumulated depreciation	(240)	(187)	(62)

Deferred tax liabilities	(1,231)	(1,081)	(593)

Net deferred tax asset	$1,391	1,418	1,021

      At June 30, 2003 (unaudited) and December 31, 2002, the Company has net operating loss carryforwards of approximately $5.6 million available to offset future taxable income. The carryforwards expire as follows (in thousands):

	At June 30,	At December 31,
Year	2003	2002

	(Unaudited)
2020	$2,023	2,023
2021	1,830	1,830
2022	1,763	1,763
2023	27	—

	$5,643	5,616

(13)     Related Party Transactions

      At June 30, 2003 (unaudited), December 31, 2002 and 2001, officers and directors of the Company and entities in which they hold a financial interest had approximately $5.1 million, $11.3 million and $8.6 million, respectively of funds on deposit in the Company. At June 30, 2003 (unaudited), December 31, 2002 and 2001 there were loans with a balance outstanding of approximately $6.2 million, $5.8 million and $2.2 million, respectively to these related parties.

(continued)

COAST FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(14)     Stock Option Plan

      In 2001, the Company adopted a stock option plan for certain key employees and directors of the Company. A total of 120,000 shares of common stock have been reserved under this plan. At June 30, 2003 (unaudited), 14,100 shares remain available for grant. The exercise price of the stock options granted under this plan must at least equal the fair market value of the common stock at the date of grant. The options have ten year terms and vest over periods of up to three years. A summary of stock option transactions follows ($ in thousands, except per share amounts):

			Weighted-
		Range of Per	Average	Aggregate
	Number of	Share Option	Per Share	Option
	Shares	Price	Price	Price

Outstanding at December 31, 2000	—	$—	—	—
Granted	102,400	10.00	10.00	1,024

Outstanding at December 31, 2001	102,400	10.00	10.00	1,024
Granted	17,600	10.50	10.50	185
Forfeited	(14,100)	(10.00)	(10.00)	(141)

Outstanding at December 31, 2002 and June 30, 2003 (unaudited)	105,900	$10.00-10.50	10.08	1,068

      The weighted-average remaining contractual life of the outstanding stock options at June 30, 2003 (unaudited), December 31, 2002 and 2001 was 8.2 years, 8.7 years and 9.5 years, respectively.

      These options are exercisable as follows:

	Number	Weighted-Average
Year Ending June 30, (unaudited)	of Shares	Exercise Price

	(Unaudited)	(Unaudited)
Currently	104,900	$10.08
2004	1,000	10.50

	105,900	$10.08

Year Ending December 31,

Currently	92,467	10.08
2003	12,433	10.04
2004	1,000	10.50

	105,900	$10.08

(15)     Stockholders’ Equity

      Banking regulations place certain restrictions on dividends and loans or advances made by the Bank to the Holding Company. The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At June 30, 2003 (unaudited) and December 31, 2002, no retained earnings were available for dividends without prior regulatory approval.

      During the initial stock offering period 600,000 shares were offered and sold in units at $10.00 per unit, with a unit consisting of one share of common stock and one warrant. Each warrant entitled the holder to purchase one additional share of common stock for $10 per share during the thirty-six month

(continued)

COAST FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(15)     Stockholders’ Equity, Continued

period ending April 7, 2003. As of December 31, 2001, 29,460 warrants had been exercised. All of the remaining warrants were called by the Company as of June 30, 2002. Of the total remaining warrants, 319,425 were exercised by the warrant holders for total proceeds of $3,194,000 and 87,065 warrants were sold by the warrant holders to an investment banking firm who sold the common stock to third parties for total proceeds of $914,000. In addition, the investment banking firm sold 312,935 new shares of common stock to third parties for total proceeds of $3,287,000. Total offering costs amounted to approximately $483,000.

      During 2001, the Company issued 545,000 shares of 7% series A, noncumulative convertible perpetual preferred stock. Dividends are payable quarterly in cash commencing in the quarter ending March 31, 2002, when declared by the Company’s Board of Directors. As of December 31, 2002, no dividends had been declared. On June 24, 2003 (unaudited), a dividend of $105,000 was declared for the second quarter of 2003 which was paid on June 30, 2003. The preferred stock is convertible at the option of the holder into shares of common stock on a one-to-one basis, subject to certain adjustments. The preferred stock cannot be redeemed prior to December 31, 2005. At any time on or after such date, the preferred stock may be redeemed only in shares of common stock of the Company at the option of the Company at predetermined prices. The preferred stock has a liquidation preference equal to $11 per share plus any declared and unpaid dividends. Shares of preferred stock vote with holders of common stock on an as-converted basis. If the Company does not complete an initial public offering of common stock which meets certain minimum offering standards (“IPO”) prior to April 30, 2004, then the dividend rate will increase .25% per quarter until the closing of an IPO, if any. In no event shall the dividend rate exceed 9%.

      On October 20, 2003, the preferred stock shareholders agreed to convert all the outstanding preferred stock into shares of common stock on a one-for-one basis. In addition the Company agreed to pay a total of $770,125 to the preferred shareholders in connection with this agreement.

(16)     Regulatory Matters

      The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors. Prompt corrective action provision are not applicable to bank holding companies.

      Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and percentages (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of June 30, 2003 (unaudited) and December 31, 2002, that they met all capital adequacy requirements to which they are subject.

      As of June 30, 2003 (unaudited) and December 31, 2002, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-

(continued)

COAST FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(16)     Regulatory Matters, Continued

based, Tier I risk-based, and Tier I leverage percentages as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Company’s and the Bank’s actual capital amounts and percentages are also presented in the table (dollars in thousands).

			For Capital		For Well Capitalized
	Actual		Adequacy Purposes		Purposes

	Amount	Percent	Amount	Percent	Amount	Percent

As of June 30, 2003 (unaudited):
Total capital (to Risk-Weighted Assets):
Consolidated	$16,861	11.07%	$12,185	8.00%	N/A	N/A
Bank	16,966	11.13	12,195	8.00	$15,243	10.00%
Tier I Capital (to Risk-Weighted Assets):
Consolidated	15,274	10.02	6,097	4.00	N/A	N/A
Bank	15,379	10.09	6,097	4.00	9,145	6.00
Tier I Capital (to Average Assets)
Consolidated	15,274	7.38	8,279	4.00	N/A	N/A
Bank	15,379	7.46	8,246	4.00	10,308	5.00
As of December 31, 2002 (Bank Only):
Total capital (to Risk-Weighted Assets)	16,291	13.03	10,001	8.00	12,507	10.00
Tier I Capital (to Risk-Weighted Assets)	14,941	11.95	5,003	4.00	7,504	6.00
Tier I Capital (to Average Assets)	14,941	8.82	6,777	4.00	8,472	5.00
As of December 31, 2001 (Bank Only):
Total capital (to Risk-Weighted Assets)	9,905	12.72	6,230	8.00	7,787	10.00
Tier I Capital (to Risk-Weighted Assets)	9,261	11.89	3,116	4.00	4,673	6.00
Tier I Capital (to Average Assets)	9,261	8.84	4,190	4.00	5,238	5.00

(17)     Contingencies

      The Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial condition of the Company.

(continued)

COAST FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(18)     Holding Company Financial Information

      As discussed in Note 1 to the consolidated financial statements, the Holding Company was organized during 2003. The Holding Company’s financial information as of June 30, 2003 and for the six month period then ended (unaudited) follows, assuming the merger occurred on January 1, 2003 (in thousands):

Condensed Balance Sheet

At June 30,
2003

(Unaudited)
Assets
Cash due from banks	$22
Investment in subsidiary	16,394
Deferred income taxes	53

Total assets	$16,469

Liabilities and Stockholders’ Equity
Line of credit	268
Stockholders’ equity	16,201

Total liabilities and stockholders’ equity	$16,469

Condensed Statement of Operations

For the Six
Months Ended
June 30, 2003

(Unaudited)
Expenses	$(88)
Earnings of subsidiary	138

Net earnings	$50

(continued)

COAST FINANCIAL HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(18)     Holding Company Financial Information, Continued

Condensed Statement of Cash Flows

For the Six Months Ended
June 30, 2003

(Unaudited)
Cash flows from operating activities:
Net earnings	$50
Adjustments to reconcile net earnings to net cash used in operating activities:
Credit for deferred income taxes	(53)
Equity in undistributed earnings of subsidiary	(138)

Net cash used in operating activities	(141)

Cash flows from financing activities:
Net increase in line of credit	268
Dividends paid on preferred stock	(105)

Net cash provided by financing activities	163

Net increase in cash and cash equivalents	22
Cash and cash equivalents at beginning of the period	—

Cash and cash equivalents at end of period	$22

Noncash transaction:
Change in investment in subsidiary due to change in accumulated other comprehensive income (loss), change in unrealized loss on securities available for sale, net of income tax	$(5)

          No dealer, salesperson, or any other person has been authorized to give any information or to make any representation not contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, Coast Bank, or the underwriter. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities other than the common shares offered by this prospectus, nor does it constitute an offer to sell or an offer to buy the common shares by anyone in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date of this prospectus.

          Until November 30, 2003, (25 days after the commencement of the offering), all dealers effecting transactions in the common shares, whether or not participating in this distribution, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

1,600,000

COAST FINANCIAL HOLDINGS, INC.

Common Shares

PROSPECTUS

STERNE, AGEE & LEACH, INC.

November 5, 2003